

2024 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number 000-23661

ROCKWELL MEDICAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	38-3317208
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
30142 S. Wixom Road, Wixom, Michigan	**48393**
(Address of principal executive offices)	(Zip Code)

(248) 960-9009
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Stock, par value $.0001	RMTI	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act:
(None)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒   Smaller reporting company ☒   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant on June 30, 2024 (computed by reference to the closing sales price of the registrant's Common Stock as reported on The Nasdaq Capital Market on such date) was $53,981,386.

Number of shares outstanding of the registrant's Common Stock, par value $0.0001, as of March 14, 2025: 34,056,920 shares.

Documents Incorporated by Reference

Portions of the registrant's definitive Proxy Statement pertaining to the 2025 Annual Meeting of Stockholders, which the Registrant intends to file pursuant to Regulation 14A with the Securities and Exchange Commission not later than 120 days after the Registrant's fiscal year ended December 31, 2024, are herein incorporated by reference in Part III of this Annual Report on Form 10-K.

Table Of Contents

Forward Looking Statements

We make, or incorporate by reference, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in this Annual Report on Form 10-K. All statements other than statements of historical fact are forward-looking statements. Our forward-looking statements are subject to risks and uncertainties and include information about our current expectations and possible or assumed future results of our operations. When we use words such as "may," "might," "will," "should," "believe," "expect," "anticipate," "estimate," "continue," "could," "plan," "potential," "predict," "forecast," "project," "intend," or similar expressions, or make statements regarding our intent, belief, or current expectations, we are making forward-looking statements. Our forward looking statements also include, without limitation, statements about our liquidity and capital resources; our ability to continue as a going concern; our ability to successfully negotiate a contract extension and/or future volume commitments by DaVita; our ability to successfully integrate acquisitions; our ability to raise additional capital; our ability to successfully implement certain cost containment and cost-cutting measures; our ability to achieve profitability; our ability to successfully execute on our business strategy; and statements regarding our anticipated future financial condition, operating results, cash flows and business plans. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different from the anticipated future results, performance or achievements expressed or implied by any forward-looking statements. Such business, economic and competitive uncertainties include:

- our ability to fill the revenue gap resulting from the lost DaVita business;
- any change in our customers' interest in buying bundled products that include concentrates;
- any further increases in raw material, labor, fuel or other input costs, particularly if we are unable to pass these cost increases along to our customers;
- our ability to negotiate favorable agreements with customers and obtain and/or retain major customers and distributors;
- the duration over which our cash balances will fund our operations;
- our ability to grow our business;
- our expectations for generating revenue or becoming profitable on a sustained basis;
- our ability to obtain additional financing and raise capital as necessary to fund operations or pursue business opportunities;
- our expectations regarding our ability to enter into marketing and other partnership agreements, including amendments to our existing agreements;
- our ability to comply with affirmative and negative covenants under our Loan and Security Agreement (the "Loan Agreement") with Innovatus Life Sciences Lending Fund I, LP, ("Innovatus");
- the effects of macroeconomic conditions, geopolitical events and pandemics on patients, our customers and distributors, and our business, including manufacturing operations and suppliers;
- the availability of adequate reimbursement for our products from insurance companies and the government;
- our ability to use existing inventory before shelf life expiration;
- the safety and efficacy of our products;
- our expectations regarding the timing of submissions to, and decisions made by, the U.S. Food and Drug Administration ("FDA"), and other regulatory agencies, including foreign regulatory agencies;
- our estimates regarding the capacity of manufacturing and other facilities to support our products;
- our ability to compete against other companies;
- our ability to attract and retain key personnel;
- our expectations for increases or decreases in expenses;
- our expectations for incurring capital expenditures to expand our manufacturing capabilities;
- our expectations regarding the effect of changes in accounting guidance or standards on our operating results;
- the impact of any cybersecurity breaches or cyber crime that we, our vendors or our customers may experience;
- the impact of healthcare reform laws and other government laws and regulations;
- the impact of potential shareholder activism; and

- those factors identified in this Annual Report on Form 10-K under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in other filings we periodically make with the Securities and Exchange Commission.

You should evaluate all forward-looking statements made in this Annual Report on Form 10-K, including the documents we incorporate by reference, in the context of these risks, uncertainties and other factors. Other factors not currently anticipated may also materially and adversely affect our results of operations, cash flows, business, prospects and financial position.

Readers should not place undue reliance on any such forward-looking statements, which are based on information available to us on the date of this report or, if made elsewhere, as of the date made. We do not undertake, and expressly disclaim, any intention to update or alter any statements whether as a result of new information, future events or otherwise except as required by law.

PART I

Item 1.   Business.

Unless otherwise indicated in this Annual Report on Form 10-K "we," "our," "us," "the Company," "Rockwell," "Rockwell Medical," and other similar terms refer to Rockwell Medical, Inc., together with its consolidated subsidiaries. You are advised to read this Annual Report on Form 10-K in conjunction with other reports and documents that we file from time to time with the Securities and Exchange Commission ("SEC"). In particular, please read our definitive proxy statement, which will be filed with the SEC in connection with our 2025 annual meeting of stockholders, our quarterly reports on Form 10-Q and any current reports on Form 8-K that we may file from time to time. You can access free of charge on our website copies of these reports as soon as practicable after they are electronically filed with the SEC. The SEC also maintains a website on the internet that contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC.

CENTRISOL®, CitraPure®, Dri-Sate®, RenalPure®, RENASOL®, SteriLyte®, and Triferic® are registered trademarks of Rockwell Medical. This Annual Report on Form 10-K contains references to our trademarks and trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Annual Report, including logos, artwork, and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other company.

BUSINESS OVERVIEW

Rockwell Medical is a healthcare company that develops, manufactures, commercializes, and distributes a portfolio of hemodialysis products for dialysis providers worldwide.

The Company is a leading supplier of liquid and dry, acid and bicarbonate concentrates for dialysis patients in the United States. Hemodialysis is the most common form of end-stage kidney disease treatment and is usually performed in freestanding outpatient dialysis centers, hospital-based outpatient centers, skilled nursing facilities, or a patient's home. This represents a large market opportunity for which we believe Rockwell's products are well-positioned to meet the needs of patients.

Rockwell manufactures hemodialysis concentrates under current Good Manufacturing Practices ("cGMP") regulations at its three facilities in Michigan, South Carolina, and Texas and manufactures dry acid concentrate mixers at its facility in Iowa. Additionally, through its asset acquisition of customer relationships, equipment and inventory related to the manufacturing and sale of hemodialysis concentrates products from Evoqua Water Technologies in July 2023, the Company manufactured hemodialysis concentrates under a contract manufacturing agreement ("CMA") with a third-party contract manufacturing organization ("CMO") in Minnesota until the CMA expired on December 31, 2024. Since the CMA's expiration, the Company only manufactures Rockwell Medical hemodialysis concentrates through its own facilities. Prior to the expiration of the CMA, the Company transitioned customer relationships acquired through the Purchase Agreement (as defined below) over to Rockwell Medical's hemodialysis concentrates products.

Rockwell delivers the majority of its hemodialysis concentrates products and mixers to dialysis clinics throughout the United States and internationally utilizing its own delivery trucks and third-party carriers. Rockwell has developed a core expertise in manufacturing and delivering hemodialysis concentrates and has built a longstanding reputation for reliability, quality, and excellent customer service.

Rockwell was incorporated in the state of Michigan in 1996 and re-domiciled to the state of Delaware in 2019. Our headquarters is located at 30142 Wixom Road, Wixom, Michigan 48393. Our telephone number is (248) 960-9009 and our website is https://www.rockwellmed.com. We have included our website in this Annual Report on Form 10-K solely as an inactive textual reference, and content from or that can be accessed through our website is not part of, or incorporated by reference into, this Annual Report on Form 10-K.

SIGNIFICANT 2024 HIGHLIGHTS

Rockwell Medical's key developments from 2024 include:

- In January 2024, we amended and restated our loan and security agreement (the "Amendment") with Innovatus. Under the terms of the Amendment, Rockwell Medical reduced the interest rate on, and extended the loan maturity date for, the term loans from March 2025 to January 2029. The Amendment provided an option for the Company to make interest-only payments for 30 months, or up to 36 months if certain conditions were met. The Company satisfied those conditions and will now make interest-only payments for the full 36 months.
- In March 2024, we achieved the 'Great Place to Work' certification from Great Place to Work® for the second year in a row.
- In April 2024, we expanded our distribution capabilities in the western U.S. by entering into a product purchase agreement with one of the largest health systems in the Mountain West region.
- In April 2024, we expanded our geographic footprint by distributing our hemodialysis concentrates products in the Dominican Republic and Bermuda through BioNuclear and Atlantic Medical International, respectively.
- In May 2024, Tim Chole was promoted to Chief Commercial Officer.
- In June 2024, we maintained our membership on the Russell Microcap® Index for the second year in a row.
- In August 2024, we launched a convenience pack, which includes two 1-gallon pre-mixed containers of one of our hemodialysis concentrate products, RenalPure or SteriLyte, offering a number of advantages for home patients and acute facilities.
- In August 2024, we partnered with HydroCare, a leading provider of state-of-the-art dialysis water systems to healthcare facilities globally, to purchase and install our dry acid concentrate mix system in dialysis water rooms.
- In August 2024, we renewed our supply agreement with aQua Dialysis and expanded our distribution to all aQua Dialysis Texas-based clinics.
- In August 2024, we executed a distribution agreement with Nipro Medical Corporation ("Nipro") through which we will supply Nipro with our liquid and dry acid and bicarbonate hemodialysis concentrates, as well as our dry acid concentrates mixer, for which Nipro has the right to distribute our products globally, excluding the U.S.
- In September 2024, we announced that we entered into a product purchase agreement with one of the leading at-home and acute care dialysis providers in the U.S.
- In September 2024, we were named a *Fortune* 'Best Workplaces in Manufacturing & Production' in the small & medium category.
- In September 2024, we entered into a distribution agreement with Nephro Group Dialysis Centers ("Nephro"), the largest dialysis provider in the Philippines, under which we will be Nephro's exclusive supplier for all dry hemodialysis concentrates products, including CitraPure acid and RenalPure bicarbonate.
- In December 2024, Jesse Neri was promoted to Chief Financial Officer.
- In December 2024, we entered into a multi-year product purchase agreement with the world's leading provider of dialysis products and services.

OUR STRATEGY

Rockwell Medical is focused on innovative, long-term growth strategies that deliver exceptional value to the healthcare system and provide a positive impact on the lives of hemodialysis patients.

In 2022, Rockwell undertook a strategic review of its business to identify short- and long-term value drivers that would improve the Company's financial position, maximize revenue, and unlock the value of its manufacturing and distribution capabilities. The Company focused its efforts on growing its revenue-generating hemodialysis concentrates business, pausing further investment in capital-intensive pharmaceutical development programs, and achieving profitability.

In connection with this strategic review, we discontinued our New Drug Applications ("NDAs") in the U.S. for Triferic (dialysate) and Triferic AVNU in the fourth quarter of 2022. Sustaining Triferic commercially in the U.S. resulted in losses to Rockwell annually. Triferic, which was indicated to maintain hemoglobin in patients undergoing hemodialysis, was launched into a very competitive marketplace with well-entrenched products and a lack of consensus regarding unmet medical needs for dialysis patients with anemia. The NDAs for Triferic and its approved presentations were not discontinued for safety reasons, but instead were discontinued due to its limited market adoption, unfavorable reimbursement, and the absence of interest from other companies to license or acquire Triferic despite Rockwell's significant effort to partner the program.

In the fourth quarter of 2022, we reacquired the distribution rights to our hemodialysis concentrates products from Baxter Healthcare Corporation ("Baxter") and terminated the exclusive distribution agreement dated October 2, 2014 (as amended, the "Distribution Agreement") through which Baxter was our exclusive agent for commercializing our hemodialysis concentrate and ancillary products in the U.S. to clinics other than DaVita and various foreign countries. Under the Distribution Agreement, Rockwell manufactured all hemodialysis concentrates products and provided customer service and order delivery to nearly all U.S. customers. Following the reacquisition of these rights, we sold, and continue to sell, our hemodialysis concentrates products directly to dialysis clinics throughout the U.S. and around the world. Additionally, Rockwell was able to independently price its products, eliminate costs associated with manufacturing covenants, improve manufacturing efficiencies and realize the full benefits from those improvements, and develop, in-license, or acquire new products to develop a broader kidney care products portfolio. For the reacquisition of our distribution rights, we were required to pay Baxter a fee which was paid in two equal installments on January 1, 2023 and April 1, 2023.

In July 2023, the Company executed and consummated the transactions contemplated by an Asset Purchase Agreement (the "Purchase Agreement") with Evoqua Water Technologies LLC ("Evoqua") (the "Evoqua Asset Acquisition"). As part of the Purchase Agreement, the Company purchased customer relationships, equipment and inventory from Evoqua, which were related to the manufacturing and sale of hemodialysis concentrates products, all of which were manufactured under a CMA with a third-party CMO. Total consideration was $17.4 million, comprising a cash payment at closing of $12.4 million (inclusive of transaction costs) and two $2.5 million deferred payments. On July 12, 2024, the Company and Evoqua executed an amendment to the Purchase Agreement (the "First Amendment"), which stipulated that the first deferred payment would be partially offset by $0.3 million to reimburse the Company for certain expenses incurred following the close of the Evoqua Asset Acquisition and split the first deferred payment into four quarterly installments to be paid through April 2025. The First Amendment also split the second deferred payment into four quarterly installments to be paid from July 2025 through April 2026. The CMA expired December 31, 2024, after which the Company discontinued CENTRISOL and RENASOL and will only manufacture Rockwell Medical hemodialysis concentrates from its own facilities, which the Company believes will reduce its overall production costs. During 2024, the Company transitioned customers acquired through the Purchase Agreement over to Rockwell Medical's hemodialysis concentrates products.

Rockwell Medical continues to focus on driving growth and identifying opportunities that have the potential to improve the Company's performance so we can serve more patients, clinics, and major medical centers around the world.

OUR BUSINESS

Rockwell's mission is to provide dialysis clinics and the patients they serve with the highest quality products supported by the best customer service in the industry.

Hemodialysis is the most common form of end-stage kidney disease treatment and is typically performed in freestanding outpatient dialysis centers, hospital-based outpatient centers, skilled nursing facilities, or a patient's home. Our hemodialysis concentrates products are used to sustain a patient's life by removing toxins and balancing electrolytes in a dialysis patient's bloodstream.

Rockwell's products are vital to vulnerable patients with end-stage kidney disease. We are an established leader in manufacturing and delivering high-quality hemodialysis concentrates and dialysates, along with certain ancillary products, to dialysis providers and distributors in the United States and abroad. All of our concentrate products are manufactured according to the Association for the Advancement of Medical Instrumentation ("AAMI") guidelines and cGMP regulations. Our concentrate products are diluted with purified water on-site at the clinic in the dialysis machine, creating dialysate, which works to clean the patient's blood.

A key element of our dialysis business strategy going forward is to improve the strength of our concentrates business. We believe we can achieve this by growing our business through the addition of new customers, expanding our territory coverage, increasing the efficiency by which we produce our products, and pricing our products appropriately to drive profitability.

Our Products:

Most hemodialysis patients receive dialysis treatment three times per week, or approximately 156 times per year. Most patients who have their dialysis treatment performed at a free-standing clinic have significant and irreversible loss of kidney function. These are commonly referred to as "chronic" dialysis patients. Patients who undergo dialysis in hospitals for temporary loss of kidney function are typically referred to as "acute" dialysis patients. The small percentage of chronic dialysis patients who receive their treatment at home are referred to as "home" dialysis patients. In each setting, a dialysis machine dilutes concentrated solution, such as Rockwell's concentrate products, with purified water. The resulting solution is called dialysate. Dialysate is pumped through an artificial kidney or filter (called a dialyzer) while the patient's blood is pumped through a semi-permeable membrane inside the dialyzer in the opposite direction the dialysate is flowing. The dialysate can exchange bicarbonate, sodium, calcium, magnesium and potassium into the patient's blood, while removing fluid and waste. Dialysate generally contains dextrose, sodium chloride, calcium, potassium, magnesium, sodium bicarbonate, and citric acid or acetic acid. The patient's physician chooses the proper concentrations required for each patient based on such patient's needs.

In addition to using concentrate products during every in-center treatment, a dialysis provider also uses other products, such as blood tubing, fistula needles, dialyzers, drugs, specialized component kits, dressings, cleaning agents, filtration salts, and other supplies, some of which we sell.

CitraPure Citric Acid Concentrate

Rockwell Medical's CitraPure concentrate is citric acid-based and 100% acetate-free. CitraPure is packaged as a liquid acid concentrate in 55-gallon drums and one-gallon jugs sold in cases of four. CitraPure is also packaged as a dry powder acid concentrate to be used exclusively with Rockwell Medical's Dry Acid Concentrate Mixer. Each case of dry product produces 25 gallons of CitraPure liquid acid concentrate.

Dri-Sate Acid Concentrate

Rockwell Medical's Dri-Sate concentrate is an acetic acid-based product. Dri-Sate is packaged as a dry powder acetic acid concentrate to be used exclusively with Rockwell Medical's Dry Acid Concentrate Mixer. Each case of Dri-Sate dry product produces 25 gallons of RenalPure liquid acetic acid concentrate.

RenalPure Acid Concentrate

Rockwell Medical's RenalPure concentrate is an acetic acid-based product. RenalPure is packaged as a liquid acid concentrate in 55-gallon drums and in one-gallon jugs (sold in cases of two and four).

RenalPure Bicarbonate Concentrate

Rockwell Medical's RenalPure bicarbonate concentrate is a dry powder mixed on-site at the clinic and is packaged in bulk and individual treatment sizes.

SteriLyte Bicarbonate Concentrate

Rockwell Medical's SteriLyte bicarbonate is a liquid packaged in one-gallon jugs (sold in cases of two and four) and is mainly used in acute care settings.

CENTRISOL and RENASOL Hemodialysis Concentrates

CENTRISOL hemodialysis concentrates consist of acid and bicarbonate formulations suitable for 45X dilution three-stream hemodialysis devices. RENASOL acid and bicarbonate concentrates are compatible with 36X dilution devices. CENTRISOL and RENASOL liquid acids are packaged in 55-gallon drums or in one-gallon jugs (sold in cases of four). CENTRISOL and RENASOL bicarbonate concentrates are packaged as liquid in one-gallon jugs (sold in cases of four) or as dry powder in bulk and individual treatment sizes.

In July 2023, the Company acquired the hemodialysis concentrates business from Evoqua. Under the terms of the agreement, Rockwell Medical acquired Evoqua's concentrates business which included all contracts, intellectual property, U.S. Food and Drug Administration 510(k) clearances, and assets primarily associated with, and related to, Evoqua's concentrates business nationwide, including CENTRISOL and RENASOL liquid and powder bicarbonate and liquid acid. Effective December 31, 2024, the Company discontinued CENTRISOL and RENASOL in conjunction with the termination of its contract manufacturing agreement with a third-party contract manufacturing organization and transitioned customers over to Rockwell Medical's hemodialysis concentrates products.

Dry Acid Concentrate Mixer

Rockwell Medical's Dry Acid Concentrate Mixer is designed and 510(k) approved exclusively for Rockwell Medical's CitraPure and Dri-Sate dry acid products and enables the clinic to mix acid concentrate on-site. Clinics using our dry acid concentrate products realize numerous advantages, including lower cost per treatment, reduced storage space requirements, reduced number of deliveries and more flexibility in scheduling deliveries, while enabling us to reduce distribution and warehousing costs.

<u>Ancillary Products</u>

We offer essential ancillary products to select customers including 5% acetic acid cleaner, citric acid descaler, water softener salt pellets, and other supplies used by hemodialysis providers.

Market Opportunity:

Rockwell is the leading supplier of liquid bicarbonate concentrates and the second largest supplier of acid and dry bicarbonate concentrates for dialysis patients in the United States. Based on an independent research report that the Company commissioned from L.E.K. Consulting LLC in 2022, the hemodialysis concentrates market in the U.S. is projected to grow to approximately $560 million by 2028, up from $450 million in 2024. This is driven primarily by an increasing number of patients suffering from end-stage kidney disease. Hemodialysis concentrates represent a large market opportunity for which we believe Rockwell's products are well-positioned to meet the needs of patients. Rockwell is a leading supplier that has the scalability to manufacture and deliver to the more than 12,000 individual purchasing facilities (including outpatient dialysis clinics and hospitals) in the United States along with select international markets.

Sales and Marketing:

Rockwell Medical's commercial organization supports the Company's vision to focus its efforts on enhancing its revenue-generating business and driving the Company towards sustainable profitability. The Company concentrates its efforts on increasing the Company's market share, broadening its product portfolio, right-sizing the Company's product pricing, improving gross margins, and growing the business through organic and inorganic growth and other business development opportunities.

The Company also has a three-year co-promotion services agreement, which was announced in June 2023, with B. Braun Medical Inc. ("B. Braun"), a leader in renal therapies, including innovative, high-quality products for hemodialysis. As part of the agreement, Rockwell designates B. Braun as an independent, non-exclusive representative to promote the Company's hemodialysis concentrates products to dialysis providers in the United States with a focus on the west coast. All terms of the sale of any Rockwell product, including price, delivery schedule, and other terms and conditions, are set by Rockwell at the Company's sole discretion. All orders are directed to, and processed by, Rockwell. B. Braun receives a fee for any sales generated by its promotional efforts.

Dialysate concentrates accounted for 100% of our revenue for the year ended December 31, 2024, of which approximately 90.9% was to distributors and customers for use in the United States.

Customers:

We currently operate in one market segment, the hemodialysis market, which involves the manufacturing, sale and distribution of hemodialysis products to hemodialysis clinics, including dialysis concentrates, dialysis kits and other ancillary products used in the dialysis process.

Rockwell's customer mix is diverse, with most customer sales concentrations under 10%. However, one customer, DaVita, accounted for 45% of our total net product sales in 2024 and 47% of our total net product sales in 2023. Our accounts receivable from DaVita was $1.7 million and $2.1 million as of December 31, 2024 and 2023, respectively. No other current customer accounted for more than 10% of sales in any of the last two years.

On September 18, 2023, Rockwell and DaVita entered into an Amended and Restated Products Purchase Agreement (the "Amended Agreement"), which amended and restated the Product Purchase Agreement, dated July 1, 2019, as amended, under which the Company supplies DaVita with certain dialysis concentrates. Under the Amended Agreement, the Company and DaVita agreed to an increase in product pricing, effective September 1, 2023 and a one-time payment of $0.4 million to Rockwell on or after December 1, 2023. The term of the Amended Agreement was scheduled to expire on December 31, 2024. Prior to the expiration, the Company received written notice from DaVita, notifying the Company that DaVita intended to extend the term of the Amended Agreement through December 31, 2025 (the "Extension Term"). Product pricing was increased for the Extension Term. However, DaVita subsequently indicated that it will completely transition to another supplier by mid-2025, subject to further discussions between Rockwell and DaVita, which are ongoing and include considerations of a potential contract extension and/or future volume commitments by DaVita to Rockwell. While there can be no assurance that these discussions will yield a successful outcome for Rockwell, the Company is continuing to work closely with DaVita to support its clinics and its patients. See "Material Agreements" below for more information on the Amended Agreement.

In December 2024, the Company entered into a product purchase agreement (the "Fresenius Agreement") with Fresenius Medical Care NA ("Fresenius"), the world's leading provider of dialysis products and services, under which the Company will supply Fresenius with the Company's liquid bicarbonate hemodialysis concentrates product, SteriLyte. The Fresenius Agreement will remain in effect for three years with the option to renew for two additional one-year periods.

In August 2024, the Company entered into a distribution agreement with Nipro, a subsidiary of Nipro Corporation Japan and a leader in the global healthcare and medical device industry, under which Rockwell Medical will supply Nipro with the Company's liquid and dry acid and bicarbonate hemodialysis concentrates, as well as its dry acid concentrates mixer, for which Nipro has the right to distribute the Company's products globally, excluding the United States. The Nipro Agreement will remain in effect for two years with the option to extend the agreement for an additional one-year period. Nipro is the primary distributor of our dialysis concentrates in certain countries in Latin America.

In 2024, Rockwell Medical also entered into several other multi-year product purchase agreements, which include supply and purchasing commitments from certain parties. These agreements were with, but not limited to: HydroCare, a leading provider of state-of-the-art dialysis water systems to healthcare facilities globally; Nephro Group Dialysis Centers, the largest dialysis provider in the Philippines; one of the largest health systems in the Mountain West region of the United States; BioNuclear, a distributor of Rockwell's hemodialysis concentrates products within the Dominican Republic; and Atlantic Medical International, Bermuda's leading supplier of medical products and equipment for the acute and continuing care markets.

We supply dialysis concentrates to distributors serving a number of foreign countries, primarily in the Americas and the Pacific Rim.

The majority of our international sales in each of the last two years were sales to domestic distributors that were resold to end users outside the United States. Our total international sales, including sales made through domestic distributors for resale outside the United States, aggregated 9% of our overall sales in both 2024 and 2023.

Our major customers are important to our business, financial condition and results of operations. The loss of any significant accounts could have a material adverse effect on our business, financial condition and results of operations.

See Item 1A "Risk Factors" for a discussion of certain risks related to our key customers and a discussion of certain risks related to our foreign sales.

Competition:

In the United States, our principal competitors for concentrate products are Fresenius and Nipro.

Fresenius is a vertically integrated manufacturer and marketer of dialysis devices, drugs and supplies and operator of dialysis clinics, which has substantially greater financial, technical, manufacturing, marketing, and research and development resources than we do. Fresenius, through its Fresenius Kidney Care division, operates approximately 2,600 clinics and treats approximately 37% of the in-center hemodialysis patients in the United States. Fresenius also manufactures and sells a full range of renal products, including dialysis machines, dialyzers, concentrates, and other supplies used in hemodialysis. Fresenius services clinics owned by others with its products where it commands a market leading position in its key product lines. Fresenius manufactures its concentrates in its own regional manufacturing facilities. Fresenius and Rockwell are the two major dialysis concentrate suppliers in the United States.

Nipro provides the dialysis marketplace with hemodialysis systems, dialyzers, AVF needles, bloodline tubing sets, concentrates and other renal accessories. Since it was established in 1996, Nipro has expanded its presence in the United States through acquisitions and organic growth.

Quality Assurance and Control:

We have established a Quality Management System ("QMS"), which defines systems and procedures used to assure quality in the design, manufacture, and delivery of our finished device products.

We operate under FDA regulations and place significant emphasis on providing quality products and services to our customers. We have established an organizational structure and quality system procedures to ensure our device products are designed and produced to meet both product quality requirements and FDA requirements. The Grapevine, Texas facility is certified to ISO 13485:2016. Dialysis products are manufactured and tested using validated equipment and defined process controls to ensure rigorous conformance to specifications. To assure quality and consistency of our dialysis concentrates, analytical testing is performed using validated instrument methods to verify that the chemical properties and microbial limits of each product lot comply with the specifications required by industry standards. Our concentrates are labeled per FDA's Labeling and Packaging Control Requirements, including a Unique Device Identifier ("UDI") code, to ensure traceability of distributed products. Our quality program activities also include qualification and ongoing assessments of suppliers of raw materials, packaging components, services and finished goods, and quality management reviews designed to inform management of key issues that may affect the quality of products, assess the effectiveness of our quality systems, and identify areas for improvement.

The raw materials and packaging materials for our hemodialysis concentrates, the components for our hemodialysis kits and the ancillary hemodialysis products we distribute are generally available from several potential suppliers. The raw materials for our concentrate products consist primarily of chemical ingredients which meet or exceed the requirements of United States Pharmacopeia ("USP"). Key raw materials used in our hemodialysis concentrates include USP grade sodium chloride, calcium chloride, magnesium chloride, potassium chloride, dextrose, citric acid, glacial acetic acid, and sodium bicarbonate. Key packaging components include drums, bottles, caps, film/bags, boxes, and labels. We generally negotiate pricing and approximate material quantities for our chemicals on an annual basis and utilize blanket purchase orders with monthly release schedules to meet our needs for production.

See Item 1A "Risk Factors" for a discussion of certain risks related to our key suppliers.

Distribution and Delivery Operations:

The majority of our domestic dialysis concentrate products are delivered through our subsidiary, Rockwell Transportation, Inc., which operates a fleet of trucks used to deliver products to our customers.

MATERIAL AGREEMENTS

Products Purchase Agreement with DaVita

On September 18, 2023, Rockwell and DaVita entered into the Amended Agreement, which amended and restated the Product Purchase Agreement, dated July 1, 2019, as amended, under which the Company supplies DaVita with certain dialysis concentrates. Under the Amended Agreement, the Company and DaVita agreed to an increase in product pricing, effective September 1, 2023 and a one-time payment of $0.4 million to Rockwell on or after December 1, 2023. The term of the Amended Agreement was scheduled to expire on December 31, 2024. Prior to the expiration, the Company received written notice from DaVita that DaVita intended to extend the term of the Amended Agreement through December 31, 2025 (the "Extension Term"). Product pricing was increased for the Extension Term. However, DaVita subsequently indicated that it will completely transition to another supplier by mid-2025, subject to further discussions between Rockwell and DaVita, which are ongoing and include discussions of a potential contract extension and/or future volume commitments by DaVita to Rockwell. While there can be no assurance that these discussions will yield a successful outcome for Rockwell, the Company is continuing to work closely with DaVita to support its clinics and its patients.

Product License Agreements

We are party to a Licensing Agreement between the Company and Charak, LLC ("Charak") dated January 7, 2002 (the "2002 Agreement") that grants the Company exclusive worldwide rights to certain patents and information related to our Triferic products. On October 7, 2018, we entered into a Master Services and IP Agreement (the "Charak MSA") with Charak and Dr. Ajay Gupta, who is the former Executive Vice President and Chief Scientific Officer of the Company. Pursuant to the Charak MSA, the parties entered into three additional agreements described below related to the license of certain soluble ferric pyrophosphate ("SFP") intellectual property owned by Charak, as well as an employment agreement. The Charak MSA provided for a payment of $1,000,000 to Dr. Gupta, payable in four quarterly installments of $250,000 each on October 15, 2018, January 15, 2019, April 15, 2019 and July 15, 2019, and reimbursement for certain legal fees incurred in connection with the Charak MSA. As of December 31, 2019, all payments under the Charak MSA were paid.

Pursuant to the Charak MSA, the aforementioned parties entered into an Amendment, dated as of October 7, 2018 (the "Charak Amendment"), to the 2002 Agreement, under which Charak granted the Company an exclusive, worldwide, non-transferable license to commercialize SFP for the treatment of patients with renal failure. The Charak Amendment amends the royalty payments due to Charak under the 2002 Agreement such that the Company is liable to pay Charak royalties on net sales by the Company of products developed under the license, which includes the Company's Triferic product, at a specified rate until December 31, 2021 and thereafter at a reduced rate from January 1, 2022 until February 1, 2034. In addition, the Company is required to pay Charak a percentage of any sublicense income during the term of the agreement, which amount shall not be less than a minimum specified percentage of net sales of the licensed products by the sublicensee in jurisdictions where there exists a valid patent claim, on a country-by-country basis, and not be less than a lower rate of the net sales of the licensed products by the sublicensee in jurisdictions where there exists no valid patent claim, on a country-by-country basis.

Also pursuant to the Charak MSA, the Company and Charak entered into a Commercialization and Technology License Agreement Triferic IV, dated as of October 7, 2018 (the "IV Agreement"), under which Charak granted the Company an exclusive, sublicensable, royalty-bearing license to SFP for the purpose of commercializing certain intravenous-delivered products incorporating SFP for the treatment of iron disorders worldwide for a term that expires on the later of February 1, 2034 or upon the expiration or termination of a valid claim of a licensed patent. The Company is liable to pay Charak royalties on net sales by the Company of products developed under the license at a specified rate until December 31, 2021. From January 1, 2022 until February 1, 2034, the Company is liable to pay Charak a base royalty at a reduced rate on net sales and an additional royalty on net sales while there exists a valid claim of a licensed patent, on a country-by-country basis. The Company shall also pay to Charak a percentage of any sublicense income received during the term of the IV Agreement, which amount shall not be less than a minimum specified percentage of net sales of the licensed products by the sublicensee in jurisdictions where there exists a valid claim, on a country-by-country basis, and no be less than a lower rate of the net sales of the licensed products by the sublicensee in jurisdictions where there exists no valid claim, on a country-by-country basis.

Also pursuant to the Charak MSA, the Company and Charak entered into a Technology License Agreement TPN Triferic, dated as of October 7, 2018 (the "TPN Agreement"), pursuant to which Charak granted the Company an exclusive, sublicensable, royalty-bearing license to SFP for the purpose of commercializing worldwide certain Total Parenteral Nutrition ("TPN") products incorporating SFP. The license grant under the TPN Agreement continues for a term that expires on the later of February 1, 2034 or upon the expiration or termination of a valid claim of a licensed patent. During the term of the TPN Agreement, the Company is liable to pay Charak a base royalty on net sales and an additional royalty on net sales while there exists a valid claim of a licensed patent, on a country-by-country basis. The Company shall also pay to Charak a percentage of any sublicense income received during the term of the TPN Agreement, which amount shall not be less than a minimum royalty on net sales of the licensed products by the sublicensee in jurisdictions where there exists a valid claim, on a country-by-country basis, and not be less than a lower rate of the net sales of the licensed products by the sublicensee in jurisdictions where there exists no valid claim, on a country-by-country basis.

GOVERNMENT REGULATION

We are regulated by the FDA under the Federal Food, Drug and Cosmetic Act (the "FD&C Act"), as well as by other federal, state and local agencies. We hold several FDA product clearances for medical devices.

The testing, manufacture and sale of our hemodialysis concentrates and the ancillary products we distribute are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign agencies. Under the FD&C Act, and FDA regulations, the FDA regulates the pre-clinical and clinical testing, manufacture, labeling, distribution and marketing of medical devices and drugs. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing clearances or approvals and criminal prosecution.

Medical Device Approval and Regulation

Pursuant to its authority under the FD&C Act, the FDA has jurisdiction over medical devices. The FDA regulates, among other things, the research, design, development, preclinical and clinical testing, manufacturing, safety, effectiveness, packaging, labeling, storage, recordkeeping, pre-market clearance or approval, adverse event reporting, marketing, promotion, sales, distribution and import and export of medical devices. Unless an exemption applies, each new or significantly modified medical device requires either a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the FD&C Act, also referred to as a 510(k) clearance, or FDA approval of a premarket approval application ("PMA").

Device Classification

Under the FD&C Act, medical devices are classified into one of three classes—Class I, Class II or Class III— depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.

Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be reasonably assured by adherence to General Controls, which require compliance with the applicable portions of the FDA's Quality System Regulation ("QSR"), facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below. Most Class I products are exempt from the premarket notification requirements.

Class II devices are those that are subject to the General Controls, as well as Special Controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These Special Controls can include performance standards, patient registries, FDA guidance documents, and post-market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process.

Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to those deemed novel and not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. Therefore, these devices are subject to the PMA application process, which is generally more costly and time-consuming than the 510(k) process. Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA's satisfaction.

510(k) Pathway

To obtain 510(k) clearance, a premarket notification must be submitted under Section 510(k) of the FD&C Act demonstrating that the proposed device is "substantially equivalent" to a predicate device. A predicate device is a legally-marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. To be "substantially equivalent," the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence. The FDA's 510(k) clearance pathway usually takes from three to 12 months from the date the notification is submitted, but it can take considerably longer, depending on the extent of FDA's requests for additional information and the amount of time a sponsor takes to fulfill them. After a 510(k) is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) submission. If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) premarket notification within 90 days of receiving the 510(k) submission. As a practical matter, clearance often takes longer, and clearance is never assured.

Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent to a predicate device, it will grant clearance to commercially market the device. If the FDA determines that the device is not "substantially equivalent" to a predicate device, or if the device is automatically classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA process, or seek reclassification of the device through the *de novo* process.

After a device receives 510(k) clearance, any modification, including modification to or deviation from design, manufacturing processes, materials, packaging and sterilization that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, may require a new 510(k) clearance or, depending on the modification, could require a PMA application. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA requires a new 510(k) clearance or approval of a PMA application for any modifications to a previously-cleared product, the applicant may be required to cease marketing or recall the modified device until clearance or approval is received. In addition, in these circumstances, the FDA can impose significant regulatory fines or penalties for failure to submit the requisite 510(k) or PMA application(s).

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the "Request for Evaluation of Automatic Class III Designation," or the *de novo* classification procedure.

The *de novo* classification procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act of 2012 (the "FDASIA"), a medical device could only be eligible for *de novo* classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent. The FDASIA streamlined the *de novo* classification pathway by permitting manufacturers to request *de novo* classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination. Under the FDASIA, the FDA is required to classify the device within 120 days following receipt of the *de novo* application, though in practice the process may take significantly longer. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for Special Controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the reclassification petition if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk or that General Controls would be inadequate to control the risks and Special Controls cannot be developed.

PMA Pathway

A PMA must be submitted if a device cannot be cleared through the 510(k) clearance or *de novo* process. A PMA must be supported by extensive data, including, but not limited to, technical information, preclinical data, clinical trial data, manufacturing data, and labeling, to demonstrate to the FDA's satisfaction the safety and efficacy of the device for its intended use.

Following receipt of a PMA, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA, by statute and by regulation, has 180 days to review a filed PMA, although the review of an application more often occurs over a significantly longer period of time. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant's response to deficiencies communicated by the FDA. The FDA considers a PMA or PMA supplement to have been voluntarily withdrawn if an applicant fails to respond to an FDA request for information (*e.g.*, major deficiency letter) within a total of 360 days. Before approving or denying a PMA, an FDA advisory panel may review the PMA at a public meeting and provide the FDA with the committee's recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA is not bound by the recommendations of an advisory panel, but it considers such recommendations carefully when making decisions. Prior to approval of a PMA, the FDA may conduct a bioresearch monitoring inspection of the clinical trial data and clinical trial sites, and a QSR inspection of the manufacturing facility and processes. The FDA can delay, limit, or deny approval of a PMA for many reasons, including:

- the device may not be shown safe or effective to the FDA's satisfaction;
- the data from preclinical studies and/or clinical trials may be found unreliable or insufficient to support approval;
- the manufacturing process or facilities may not meet applicable requirements; and
- changes in FDA approval policies or adoption of new regulations may require additional data.

If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter or an approvable letter. The latter usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA's evaluation of a PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data are submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain, and lengthy and a number of devices for which the FDA approval has been sought by other companies have never been approved by the FDA for marketing.

New PMAs or PMA supplements may be required for modifications to the manufacturing process, equipment or facility, quality control procedures, sterilization, packaging, expiration date, labeling, device specifications, components, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA and may or may not require as extensive technical or clinical data or the convening of an advisory panel, depending on the nature of the proposed change.

In approving a PMA, as a condition of approval, the FDA may also require some form of postmarket studies or postmarket surveillance, whereby the applicant follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional or longer term safety and effectiveness data for the device. The FDA may require postmarket surveillance for certain devices approved under a PMA or cleared under a 510(k) notification, such as implants or life-supporting or life-sustaining devices used outside a device user facility, devices where the failure of which would be reasonably likely to have serious adverse health consequences, or devices expected to have significant use in pediatric populations. The FDA may also approve a PMA with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution, and use.

Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required for a 510(k) premarket notification. In the United States, these trials often require submission of an application for an investigational device exemption ("IDE") if the investigation involves a significant risk device. Some types of studies deemed to present "non-significant risk" are deemed to have an approved IDE—without affirmative submission of an IDE application to the FDA—once certain requirements are addressed and institutional review board ("IRB") approval is obtained. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specified number of patients, unless the product candidate is deemed a non-significant risk device and is eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and appropriate IRBs at the clinical trial sites. Submission of an IDE will not necessarily result in the ability to commence clinical trials, and although the FDA's approval of an IDE allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product's safety and efficacy, even if the trial meets its intended success criteria.

All clinical trials must be conducted in accordance with the FDA's IDE regulations that govern investigational device labeling, prohibit promotion, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA's Good Clinical Practices ("GCP") requirements for IRB approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable, or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant marketing approval or clearance of a product candidate.

Postmarket Requirements—U.S.

After the FDA permits a device to enter commercial distribution, numerous regulatory requirements continue to apply. These may include, as applicable:

- establishment registration and device listing with the FDA;
- the FDA's QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, production, control, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures during all aspects of the manufacturing process;
- labeling regulations, unique device identification requirements and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses;
- advertising and promotion requirements;
- Restrictions on sale, distribution or use of a device;
- PMA annual reporting requirements;
- PMA approval or clearance of a 510(k) for certain product modifications;
- medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;
- medical device correction and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FD&C Act that may present a risk to health;

- recall requirements, including a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death;
- an order of repair, replacement or refund;
- device tracking requirements; and
- post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Additionally, manufacturers are subject to unannounced or unscheduled inspections by the FDA to determine compliance with the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, handling, storage, and distribution of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. Manufacturers are also subject to periodic scheduled inspections by the FDA. A failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of products. The discovery of previously unknown problems with products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or approval or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls. In addition, the FDA can issue warning letters, impose injunctions, suspend regulatory clearance or approvals, ban certain medical devices, detain or seize adulterated or misbranded medical devices, order repair, replacement or refund of these devices, and require notification of health professionals and others with regard to medical devices that present unreasonable risks of substantial harm to the public health. The FDA may also initiate action for civil penalties and/or criminal prosecution of such violations.

There are also certain requirements of state, local, and foreign governments that we must comply with in the manufacturing and marketing of our products. We maintain customer complaint files, record lot numbers of products, and conduct periodic audits to assure compliance with applicable regulations. We place special emphasis on customer training and advise all customers that device operation should be undertaken only by qualified personnel. In addition to laws and regulations in the United States, we are subject to a variety of laws and regulations in other jurisdictions governing, among other things, any commercial sales and distribution of our product candidates.

Other Government Regulations

The federal and state governments in the United States, as well as many foreign governments, from time to time explore ways to reduce medical care costs through health care reform. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, we cannot predict what impact any reform proposal ultimately adopted may have on the pharmaceutical and medical device industry or on our business or operating results. Our activities are subject to various federal, state and local laws and regulations regarding occupational safety, laboratory practices, and environmental protection and may be subject to other present and possible future local, state, federal and foreign regulations. We do not expect that compliance with these regulations, including environmental laws, will have a material adverse impact on our financial condition.

In August 2022, Congress passed the Inflation Reduction Act ("IRA"), which authorizes the U.S. Department of Health and Human Services to negotiate prices of certain drugs with participating manufacturers in federal healthcare programs. The IRA provides Centers for Medicare & Medicaid Services ("CMS") with significant new authorities intended to curb drug costs and to encourage market competition. For the first time, CMS will be able to directly negotiate prescription drug prices and to cap out-of-pocket costs. Each year, CMS will select and negotiate a preset number of high-spend drugs and biologics that are covered under Medicare Part B and Part D that do not have generic or biosimilar competition. On August 29, 2023, HHS announced the list of the first ten drugs subject to price negotiations. These price negotiations occurred in 2024. In January 2025, CMS announced a list of 15 additional Medicare Part D drugs that will be subject to price negotiations. The IRA also provides a new "inflation rebate" covering Medicare patients that took effect in 2023 and is intended to counter certain price increases in prescriptions drugs. The inflation rebate provision requires drug manufacturers to pay a rebate to the federal government if the price for a drug or biologic under Medicare Part B and Part D increases faster than the rate of inflation. Notwithstanding these provisions, the IRA's impact on commercialization and competition remains largely uncertain.

Other restrictions under applicable federal and state healthcare laws and regulations may include the following:

- the federal Physician Self-Referral Law, which prohibits a physician from making referrals for certain designated health services payable by Medicare to an entity with which he or she (or an immediate family member) has a financial relationship, and prohibits the entity from presenting or causing to be presented claims to Medicare for those referred services;

- the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under any federal healthcare program, such as the Medicare and Medicaid programs. The term remuneration has been interpreted broadly to include anything of value. The U.S. government has interpreted this law broadly to apply to the marketing and sales activities of medical device manufacturers;

- the federal civil and criminal false claims laws, including the False Claims Act ("FCA"), which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other federal healthcare programs that are false or fraudulent. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA;

- the federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary's decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

- the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which, in addition to privacy protections applicable to healthcare providers and other entities, prohibits, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

- the federal Physician Payments Sunshine Act which requires certain applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under certain federal healthcare programs, to monitor and report to CMS, certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors); certain other healthcare providers, including physician assistants and nurse practitioners, and teaching hospitals; as well as ownership and investment interests held by physicians and their immediate family members;

- U.S. federal consumer protection and unfair competition laws, which broadly regulate marketplace activities that potentially harm customers; and

- state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to item or services reimbursed by any third-party payor, including commercial insurers, state laws requiring device companies to comply with specific compliance standards, restrict payments made to healthcare providers and other potential referral sources, and report information related to payments and other transfers of value to healthcare providers or marketing expenditures, and state laws related to insurance fraud in the case of claims involving private insurers.

The approval procedures for the marketing of our products in foreign countries vary from country to country, and the time required for approval may be longer or shorter than that required for FDA approval. We generally depend on our foreign distributors or marketing partners to obtain the appropriate regulatory approvals to market our products in those countries, which may or may not require additional testing for products that have received FDA approval.

However, since medical practice and governmental regulations differ across regions, further testing may be needed to support market introduction in some foreign countries. Some foreign regulatory agencies may require additional studies involving patients located in their countries. Even after foreign approvals are obtained, further delays may be encountered before products may be marketed. Issues related to import and export can delay product introduction. Many countries require additional governmental approval for price reimbursement under national health insurance systems.

PATENTS, TRADEMARKS AND TRADE SECRETS

We have several trademarks and service marks used on our products and in our advertising and promotion of our products, and we have applied for registration of such marks in the United States and foreign countries. Most such applications have resulted in registration of such trademarks and service marks.

As of December 31, 2024 we owned or had the rights to, 4 issued U.S. patents. Patents owned or licensed by us include claims to ferric pyrophosphate citrate ("FPC") in both dialysate and IV compositions, formulations and methods of making and parenteral nutritional compositions, including Triferic. We have allowed several Charak-licensed and Company-owned patents and applications that are not material to our business to lapse.

Description	United States			Foreign		
	Issued	Expiration	Pending	Issued	Expiration	Pending
Triferic (IV and Dialysate)	3	2027 - 2036	—	—		—
Triferic (TPN)	1	2030	—	—		—
Total	4		—	—		—

See Item 1A "Risk Factors" for a discussion of certain risks related to our intellectual property.

Human Capital

As of December 31, 2024, we had 244 employees, substantially all of whom are full time employees. Our arrangements with our employees are not governed by any collective bargaining agreement. Our employees are employed on an "at-will" basis.

Our key human capital management objectives are to identify, recruit, integrate, retain and motivate our new and existing employees. We believe that our compensation and benefit programs are appropriately designed to attract and retain qualified talent. Employees receive an annual base salary and are eligible to earn a performance-based merit increase and cash bonuses. To create and maintain a successful work environment, we offer a comprehensive package of additional benefits that support the physical and mental health and wellness of all of our employees and their families. Additionally, we grant equity awards to enable directors, officers, senior and manager-level employees to share in the performance of the Company.

We are committed to a safe workplace for our employees and have implemented health and safety management processes into our operations.

Item 1A.   Risk Factors.

Investing in our common stock involves a high degree of risk and there can be no assurance that our future results will meet expectations. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this Annual Report on Form 10-K, before purchasing our common stock. If we are unable to successfully address these risks and challenges, our business, financial condition, results of operations, or prospects could be materially and adversely affected. If any of these risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock. It is not possible to predict or identify all such risks; our operations could also be affected by factors, events or uncertainties that are not presently known to us or that we currently do not consider to present significant risks to our operations. Therefore, you should not consider the following risks to be a complete statement of all the potential risks or uncertainties that we face. Moreover, some of the factors, events and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past, and instead reflect our beliefs and opinions as to the factors, events or contingencies that could materially and adversely affect us in the future.

RISK FACTOR SUMMARY

- The loss of our largest customer will negatively impact our revenue, and we may not be able to replace that lost revenue with new business.
- Our A&R Loan Agreement (as defined below) with Innovatus contains certain covenants that could adversely affect our operations and, if an event of default were to occur, we could be forced to repay the outstanding indebtedness sooner than planned and possibly at a time when we do not have sufficient capital to meet this obligation. The occurrence of any of these events could cause a significant adverse impact on our business, prospects and share price.
- Our existing capital resources may not be adequate to finance our operating cash requirements beyond the length of time that we have estimated and additional capital that we may need to operate or expand our business may not be available.
- We have limited capital resources and will likely need additional funding to operate and expand our business. If we are unable to raise additional capital on attractive terms, or at all, we may be unable to grow our operations.
- We face competition in the concentrates market and have large competitors with substantial resources.
- Our business is highly regulated, resulting in additional expense and risk of noncompliance that can materially and adversely affect our business, results of operations, financial position and cash flows.
- Our business operations may subject us to numerous commercial disputes, claims, lawsuits and/or investigations.

- Our business could be adversely affected by economic downturns, inflation, increases in interest rates, natural disasters, public health crises, cybercrime, political crises, geopolitical events, such as the crisis in Ukraine and the Middle East, or other macroeconomic conditions, which could have a material and adverse effect on our results of operations and financial condition.

RISKS RELATED TO OUR FINANCIAL POSITION

The loss of our largest customer will negatively impact our revenue, and we may not be able to replace that lost revenue with new business.

In the fall of 2024, we were notified by our largest customer that it would be moving a substantial portion (and possibly all) of its business to another concentrates supplier in 2025. We expect this customer to complete this transition no later than mid-2025, and there can be no expectation there will be continued sales to this customer beyond this point. We believe that this will result in the loss of almost half of our sales volume and $34 million in revenue compared to 2024. While we are currently endeavoring to increase our sales to other customers and expand our product portfolio to fill this gap, there can be no assurance that we will be successful in doing so. Failure to replace this lost business will likely result in a substantial decrease in our revenue and a decrease in our profit. In addition, we will need to restructure our operations to reduce our overhead in the short term, which could impact our ability to expand our business in the longer term should we be able to attract enough business to replace the revenue gap left by the loss.

Our A&R Loan Agreement with Innovatus contains certain covenants that could adversely affect our operations and, if an event of default were to occur, we could be forced to repay the outstanding indebtedness sooner than planned and possibly at a time when we do not have sufficient capital to meet this obligation. The occurrence of any of these events could cause a significant adverse impact on our business, prospects and share price.

In March 2020, we entered into the Loan Agreement with Innovatus to make certain term loans to the Company in the aggregate principal amount of up to $35 million. Net draw down proceeds at closing were approximately $21 million, net of estimated fees and expenses. On January 2, 2024, we amended and restated the Loan Agreement (the "A&R Loan Agreement") to provide for the continuation of term loans initially borrowed under the Loan Agreement, in an aggregate outstanding principal amount of $8.0 million as of the effective date and $8.5 million as of December 31, 2024.

Pursuant to the A&R Loan Agreement, we have pledged substantially all of our assets and the assets of our subsidiary, Rockwell Transportation, Inc., and have agreed that we may not sell or assign rights to our patents and other intellectual property without the prior consent of Innovatus. Additionally, the Loan Agreement contains customary representations and warranties and affirmative covenants, subject to customary carve outs, and includes financial covenants related to liquidity and actual hemodialysis products revenue (measured on a biannual basis). The A&R Loan Agreement also contains negative covenants that, among other things, restrict our ability to:

- incur additional indebtedness;
- grant liens;
- make distributions, including dividends;
- enter into a merger or consolidation;
- alter the business of the Company; or
- sell all or a portion of the Company's property, business or assets.

These terms of the A&R Loan Agreement could prevent us from taking certain actions without the consent of our lenders, which may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our stockholders, placing us at a competitive disadvantage compared to our competitors who have less leverage and who therefore may be able to take advantage of opportunities that our leverage prevents us from exploiting. These covenants could also limit our ability to make needed capital expenditures or otherwise conduct necessary or desirable business activities. If we cannot maintain compliance with the covenants under our A&R Loan Agreement, we may trigger an event of default. Our ability to comply with these covenants may be adversely affected by events beyond our control. For example, on November 10, 2022, we entered into the Second Amendment to Loan Agreement under which we: (i) prepaid an aggregate principal amount of $5.0 million in outstanding term loans in one installment on November 14, 2022; and (ii) agreed to make interest-only payments until September 2023 (at which time we resumed scheduled debt payments) in consideration for certain modifications to the financial covenants under the Loan Agreement. The A&R Loan Agreement requires that we make interest-only payments for thirty months, or up to thirty-six months if certain conditions are met. Those conditions were satisfied in 2024, and the Company may make interest only payments for thirty-six months. The loan will mature on January 1, 2029, unless repaid earlier. The A&R Loan Agreement includes a financial covenant that requires actual consolidated revenue from the sale and supply of hemodialysis products for the trailing six-month period (ended on the date when tested), to be not less than 85.0% of the projections for the same period and, beginning with the quarter ending September 30, 2024, actual consolidated revenue from the sale and supply of hemodialysis products for the trailing six-month period (ended on the date when tested), to be not less than 80.0% of the projections for the same period. Because those projections were submitted prior to our becoming aware of DaVita's intention to completely transition its business to another supplier by mid-2025, we may not be able to satisfy this covenant if we are unable to acquire enough new business to increase our revenue or cure a breach by submitting revised projections in accordance with the A&R Loan Agreement. Our inability to satisfy this financial covenant or cure any breach would constitute an event of default. The A&R Loan Agreement also includes a liquidity covenant that requires us to maintain minimum liquidity of the greater of (x) our three-month cash burn or (y) the sum of $1.5 million and the aggregate amount of capital lease payments required to be made during the succeeding 12 months (or during a continuing event of default, the aggregate amount of capital lease payments required to be made during the entire term of such capital leases). Although we are currently in compliance with all reporting and financial covenants, there can be no assurance that we will be able to continue to maintain compliance in the future.

The A&R Loan Agreement also includes customary events of default, including, among other things, a change of control or a failure to comply with certain of the covenants in the A&R Loan Agreement. Upon the occurrence and continuation of an event of default, all amounts due under the A&R Loan Agreement become (in the case of a bankruptcy event), or may become (in the case of all other events of default and at the option of Innovatus), immediately due and payable.

If an event of default under the A&R Loan Agreement should occur, we could be required to immediately repay the outstanding indebtedness. If we are unable to repay this debt, the lenders would be able to foreclose on the secured collateral, including our cash accounts, and take other remedies permitted under the A&R Loan Agreement. Even if we are able to repay the indebtedness on an event of default, the repayment of these sums may significantly reduce our working capital and impair our ability to operate as planned. The occurrence of any of these events could cause a significant adverse impact on our business and financial condition.

We have limited capital resources and will likely need additional funding to operate and expand our business. If we are unable to raise additional capital on attractive terms, or at all, we may be unable to sustain our operations.

We have limited capital resources, a cumulative deficit of approximately $397.7 million since inception and we may incur further losses. As of December 31, 2024, we had approximately $21.6 million of cash, cash equivalents and investments available-for-sale, and working capital of $22.9 million. Net cash provided by operating activities for the year ended December 31, 2024 was approximately $4.2 million. While we expect to have sufficient capital through 12 months from the date of this filing, there is uncertainty beyond that period.

Our ability to fund our planned activities will be dependent upon our ability to acquire new customers, execute on business development plans, raise additional capital, control our costs and maintain or increase our gross margin on sales. These factors are subject to significant risks and uncertainties and there can be no assurance that we will be successful in raising additional capital, controlling costs and restructuring our customer relationships. If we are unable to achieve one or all of these objectives, we may be forced to implement further cost-saving measures that could have a negative impact on our activities. If we are unable to increase our revenues and decrease our expenses or raise any required capital, we may be forced to curtail our activities and, ultimately, cease operations. In addition, our day-to-day operations depend in part on the amount of credit our suppliers will extend to us. If we are unable to maintain a favorable financial position, that credit may be curtailed, which could significantly impact our operations. Even if we are able to raise sufficient capital, such financings may only be available on unattractive terms, or result in significant dilution of stockholders' interests and, in such event, the market price of our common stock may decline.

Our existing capital resources may not be adequate to finance our operating cash requirements for the length of time that we have estimated and additional capital that we may need to operate or expand our business may not be available.

Our forecast of the period of time through which our existing capital resources will be adequate to support our current operations is a forward-looking statement that involves risks and uncertainties. The actual amount of funds we will need to operate is subject to many factors, some of which are beyond our control. These factors include, but are not limited to:

- our ability to enter into new contracts and negotiate favorable terms with current and future customers;
- our ability to increase our prices to keep up with inflation;
- whether we experience significant input costs for, or disruptions to, the manufacturing or distribution of our products;
- whether we expand into new territories; and
- whether we develop and launch new product offerings.

If we are required to raise additional capital to fund our operations, such equity financings may be dilutive to our stockholders and newly issued securities may have rights, preferences or privileges senior to those of holders of our common stock. Any debt financing is limited by the terms of our Securities Purchase Agreement with DaVita, dated as of April 6, 2022, pursuant to which they invested in our convertible preferred stock. Specifically, until DaVita owns less than 50% of its investment, the Company may only incur additional debt in the form of a purchase money loan, a working capital line of up to $5 million or to refinance existing debt, unless DaVita consents.

Debt financing, if available, may involve significant cash payment obligations and covenants that restrict our ability to operate as a business. If our operations require substantial cash resources in the future in excess of our liquid resources on hand and if our cash flows are not sufficient to support financing through unsecured indebtedness, we may not be able to obtain debt financing, and our capital financing options may become limited.

Regardless of whether we seek to raise additional working capital through the sale of equity securities or the incurrence of indebtedness, if we do not have sufficient funds available to run our concentrates business and pursue business opportunities, our business, results of operations, financial position and cash flows could be materially adversely affected.

Our revenue growth and profitability projections are based on various assumptions that may not come to fruition.

Our revenue growth and profitability projections are subject to many assumptions regarding our future operations, including that we are successful in expanding to new territories, that we successfully license and launch new product offerings, that we are able to add new profitable business, increase our prices to keep up with inflation, and that we do not experience significant disruptions to the manufacturing or distribution of our products, among other assumptions. If we are unsuccessful in one or more of those efforts, we may not be able to achieve our projected growth and profitability.

RISKS RELATED TO OUR BUSINESS

We face competition in the concentrates market and have large competitors with substantial resources.

The primary competitors in the market for our concentrates products are Fresenius, a large, diversified healthcare company headquartered in Germany with global operations, and Nipro, a large medical equipment manufacturing company headquartered in Japan with U.S. operations, each of which has financial, technical, manufacturing, marketing, research and management resources substantially greater than ours. We may not be able to successfully compete with these companies. Both companies have historically used product bundling and low pricing for concentrates as a competitive strategy to capture market share for their broader renal product portfolios. We may be at a disadvantage in competing against these strategies to sell concentrates products since we do not have a broader renal product portfolio to use as leverage when negotiating contracts. Furthermore, Fresenius is vertically integrated and is the largest provider of dialysis services in the United States, treating approximately 37% of all U.S. in-center hemodialysis patients through its clinics. Fresenius has routinely acquired our customers, and it may acquire more of our customers in the future. In addition to Fresenius, Nipro may be seeking to increase its market share of the domestic concentrates market, which, if successful, could have an impact upon our market share and profitability. In addition, certain national medical products distributors have recently expanded their logistical capabilities to reach the outpatient dialysis space, which may also have an impact on the competitive landscape.

A few customers account for a substantial portion of the end user sales of our concentrate products. The loss of any of these customers could materially and adversely affect our business, results of operations, financial position and cash flows.

Sales of our medical device products are highly concentrated among a few customers. As noted above, one customer accounted for nearly half of our sales in each of the last three years and for a substantial number of the clinics we serve, and that customer notified us in the fall of 2024 that it would be moving a substantial portion of its business to another concentrates supplier. We had experienced further concentration with regard to that customer through the Evoqua Acquisition. We have other large customers, both domestic and international, that account for a significant remaining portion of our remaining business. The loss of any of these significant customers could materially and adversely affect our business, results of operations, financial position and cash flows.

Market dynamics in our concentrates business have resulted in fluctuating volumes that could lead to the implementation of cost-saving measures that would have a material and adverse effect on our business.

Volumes have fluctuated in our concentrates business due to the reduction in patient census and cost saving measures by our customers, including switching to single-use bicarbonate canisters. If these volumes decrease substantially, we may be forced to further consolidate our operations and curtail our activities to lower our fixed costs. While our fixed costs would be reduced by such actions, we may not be able to realize the full amount of that reduction if our variable costs (such as transportation) increase and we are unable to pass along those increases to our customers. In addition, a consolidation or restructuring of our business could lead to significant one-time costs related to exiting operations. Such a consolidation could have a material and adverse effect on our business, financial condition and results of operations.

If our customers move back to entering into long-term bundled product contracts with suppliers, our business could suffer.

The hemodialysis business experiences market cycles of customers seeking bundled and unbundled product offerings. Several of our competitors offer broad renal product portfolios and utilize a bundling approach when contracting with dialysis providers and hospitals. While the dialysis customer base currently seems to be moving away from restrictive bundled contracts, which has improved market access for Rockwell, there have been cycles in the past in which purchasing bundled products was in favor. We do not currently have a full renal product portfolio to leverage as a comprehensive or bundled offering to providers, as we do not sell dialysis machines, certain dialysis machine-related disposables, nor certain pharmaceutical products used as part of dialysis treatments. If the current cycle shifts toward providers preferring longer-term agreements across a wide range of dialysis-related products, our business could suffer due to lost sales.

We have been, and may continue to be, materially and adversely affected by increases in raw material, labor and transportation costs and may be unable to recover certain costs due to provisions in our contracts that limit price increases, and we may lose other customers due to price sensitivity.

A significant portion of our costs relate to chemicals and other raw materials and transportation, which are out of our control, and we may not be able to recover a portion of such costs due to provisions in our agreements with our customers that cap price increases. The costs of chemicals and other raw materials are subject to price volatility based on supply and demand (including any volume discounts based on our manufacturing needs) and are highly influenced by the overall level of economic activity in the United States and abroad, which may be affected by changes in U.S. trade policies, including tariffs and other trade restrictions or the threat of such actions. In addition, labor costs have been steadily rising, and our manufacturing process is labor intensive, which increases our costs to produce our products.

These costs have tended to rise from year to year and are likely to continue to rise in the future. In the past year, raw materials costs have increased significantly, due to short supply and excess demand. In addition, in some areas, we have a single source of raw materials, which makes us particularly sensitive to cost increases. Transportation also comprises a significant portion of our costs. In the past, we have been adversely affected by a general shortage in commercial truckers in the United States and significant increases in labor and fuel costs. In addition, there has, in the past, been a nationwide shortage of diesel fuel in the United States, which we use to run our delivery trucks. Such a shortage has, and in the future may again result in, an increase in the cost of diesel fuel or lack of availability of diesel fuel and we would need to find another way to deliver our products to clinics. If we are unable to do so, we could be in breach of our contracts. In addition, any increase in the use of third-party freight would significantly increase our costs, which we may not be able to pass on to our customers.

We expect that if we continue to be subject to the limitations on price increases in our contracts, increasing costs and decreasing volumes may continue to negatively impact our profit margins and materially and adversely affect our financial position.

A portion of our customers do not have contracts with us and buy products strictly on a purchase order basis. Others are under contract, but the agreements may not contain purchasing minimums. In addition, if we do have contracts with our customers, some allow for price increases only once per year. In situations where we are able to increase prices to keep up with our costs, we may lose customers if such customers are unwilling to pay higher prices. That would result in lost revenue for the Company and may negatively impact our financial position and results of operations.

Unfavorable weather, economic conditions or supply shortages could materially and adversely affect our business, financial condition or results of operations.

Our results of operations could be materially and adversely affected by general weather conditions, as well as conditions in the United States and global economy and in the global financial markets. A severe weather or other geological event in our locations or those of our suppliers, or prolonged economic downturn or persistent inflation have and could continue to result in a variety of risks to our business, including our ability to recover our costs or to raise additional capital when needed on acceptable terms, if at all. In addition, weather-related events may jeopardize our ability to deliver our products as required by our contracts. A weak or declining United States or global economy, or changes in U.S. trade policies, including tariffs and other trade restrictions or the threat of such actions, could also strain our suppliers, possibly resulting in supply disruption. In addition, due to macro-economic conditions in the global economy (including inflation), there have been shortages in raw materials, parts and fuel that we need to run our business. For example, from time to time, our suppliers have experienced shortages in bicarbonate and acid, which are components of our dialysis concentrates, and parts needed for our equipment to make certain of our products. Diesel fuel has also been in short supply in the United States at times and our delivery trucks run on diesel. While we have been able to minimize the impact of these disruptions to date, there can be no assurance that we will continue being able to do so. Any of the foregoing could harm our business, and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Our production and other processes are somewhat manual, which introduces risk of error and may result in rising production costs.

The production of our hemodialysis concentrates products is somewhat manual and involves considerable unskilled labor. The manual nature of production can introduce the risk of error. In addition, manual processes involving high amounts of labor can result in significant production costs. Many of our products are "made to order," which can further increase production costs as we have to frequently change production runs. Unless we are able to further automate our production processes, our costs may continue to increase and we may be unable to recover those rising costs or may lose customers altogether, which could negatively impact on our financial position.

Our business depends on government funding of health care, and changes could impact our ability to be paid in full for our products, increase prices or cause consolidation in the dialysis provider market.

Medicare and Medicaid fund the majority of dialysis costs in the United States. Many dialysis providers receive most of their funding from the U.S. government and are supplemented by payments from private health care insurers. These providers depend on Medicare and Medicaid funding to be viable businesses. Changes to health insurance and reimbursement by Congress or the executive branch may have a negative impact on Medicare and Medicaid funding and on reimbursement protocols. If Medicare and Medicaid funding were to materially decrease, dialysis providers would be severely impacted, increasing our risk of not being paid in full. An increase in our exposure to uncollectible accounts could have a material adverse effect on our business, results of operations, financial position and cash flows.

Since 2011, Centers for Medicare & Medicaid Services ("CMS") has continued to modify reimbursement policies for dialysis under the end-stage renal disease ("ESRD") prospective payment system, with reimbursements generally falling short of covering the increasing cost of dialysis care, resulting in economic pressure on dialysis providers. We anticipate that dialysis providers will continue to seek ways to reduce their costs per treatment due to these reimbursement policies, which could reduce our sales and profitability and have a material adverse effect on our business, results of operations, financial position and cash flows.

Federal and state healthcare reform measures could be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, or change the methods used by Medicare and Medicaid to reimburse providers, including the "bundled" payment model. Any such reforms could potentially impact reimbursement by Medicare and Medicaid programs for dialysis and could negatively affect the ability of certain individuals to obtain coverage.

As a result of these changes to Medicare and Medicaid reimbursement, the dialysis provider industry may continue to consolidate. This may result in increased purchasing leverage for providers across all dialysis product categories and increased pricing pressure on all suppliers to the industry.

Our medical device products are life sustaining and any failure to supply them to our customers and resulting scrutiny related to such circumstances could negatively impact our reputation and stock price.

Our hemodialysis concentrates products are critical to sustain the lives of patients who need them. Routine business actions we take under our contractual arrangements with purchasers or individual clinics, such as price increases or discontinuation of supply to customers who fail to pay us on time or at all, could mean that our customers may need to find alternative sources of supply and may not be able to serve their patients. This may result in increased governmental or other scrutiny on our business. Such actions could also result in reputational harm to us and have a negative impact on our stock price.

We may not be successful in expanding our business or in our business development efforts related to in-licensing, acquisitions or other business collaborations. Even if we are able to enter into business development arrangements, they could have a negative impact on our business and our profitability.

We may seek to make further acquisitions or enter into business development arrangements in our concentrates business to expand our customer base or geographic footprint. In addition, as part of our business strategy, we may seek to acquire or in-license products or product candidates that we believe are a complementary fit with our business, as well as other product or product candidates that we believe have substantial development potential. We may not be able to identify such opportunities. If we do, the negotiation of such arrangements can be a lengthy, complex and expensive process and there can be no assurance that any such negotiations will be completed on a timely basis or at all or result in an arrangement that will enable us to effectively integrate, develop and launch such products or product candidates effectively.

In addition, the market potential for new products or product candidates is highly uncertain and evaluation of such potential requires significant judgment and assumptions. There is a significant risk that any new product may not be able to be brought to market as profitably as expected or at all. If the results of any new product initiative are materially worse than expected, it could have a material adverse effect on our business, results of operations, financial position and cash flows.

We have in-licensed rights to certain patents that cover Triferic. If we fail to remain in compliance with these license agreements, we could forfeit the rights to these patents, which could result in our noncompliance with those partnership agreements.

We have acquired rights to certain patents under license agreements, including from an affiliate of Dr. Ajay Gupta, our former Chief Scientific Officer. These in-licensed patents, if granted, cover Triferic AVNU and have other claims that could cover Triferic. If we fail to remain in compliance with the terms of these license agreements, including due diligence obligations relating to our efforts to develop and commercialize licensed products in certain markets, we could be found to be in breach of these license agreements. If this was to happen, the licensor could terminate the license agreement in certain circumstances, causing us to forfeit our rights to the licensed patents. This could potentially subject us to expensive and protracted litigation. Any of these occurrences could significantly harm our results of operations.

Our business and operations would suffer in the event of a security breach, system failure, invasion, corruption, destruction or interruption of our or our business partners' critical information technology systems or infrastructure.

In the ordinary course of business, we and our business partners store sensitive data, including intellectual property and proprietary information related to our business, our customers and our business partners, on our information technology systems. Despite the implementation of security measures, these systems are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, terrorism, war and telecommunication, electrical and other system failures due to employee error, malfeasance or other disruptions. We could experience a business interruption, monetary loss, intentional theft of confidential information or reputational damage, including damage to key customer and partner relationships, from system failures, espionage attacks, malware, ransomware or other cyber-attacks. Such cyber-security breaches may compromise our system infrastructure or lead to data leakage, either internally or at our contractors or consultants. Cybersecurity incidents, including phishing attacks and attempts to misappropriate or compromise confidential or proprietary information or sabotage enterprise IT systems, are becoming increasingly frequent and more sophisticated. Cybersecurity incidents increasingly involve the use of artificial intelligence and machine learning to launch more automated, targeted, and coordinated attacks on targets. The information and data processed and stored in our technology systems, and those of our strategic partners, contract research organizations, contract manufacturers, suppliers, distributors or other third parties for which we depend to operate our business, may be vulnerable to loss, damage, denial-of-service, unauthorized access or misappropriation.

To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, we could be subject to legal claims or proceedings, liability under laws and regulations governing the protection of health and other personally identifiable information and related regulatory penalties. In any such event, our business, results of operations, financial position and cash flows could be materially adversely affected.

Our future success depends on our ability to retain executives and key employees and to attract, retain and motivate qualified personnel in the future.

We are highly dependent on the operations, sales, product development, and business development expertise of the principal members of our management, operations and sales team. We have hired executive-level employees who are leading our development and operational initiatives. Although we have entered into employment agreements with our executives and key employees, each of them may terminate their employment with us at any time. We do not maintain "key person" insurance for any of our executives or other employees.

Recruiting and retaining qualified manufacturing, sales and marketing, and functional personnel is critical to our success. The loss of the services of our executive officers or other key employees could seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time due to the overall state of the labor pool and the difficulty finding the specialized skills we require. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous medical device, pharmaceutical and biotechnology companies for similar personnel.

Finding production associates for our manufacturing facilities and truck drivers for our transportation division has also presented challenges for us. There is similarly a great deal of competition for these workers. This competition has resulted in increasing compensation costs as we attempt to attract and retain workers.

We use hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time consuming or costly.

We use hazardous materials, which could be dangerous to human health and safety or the environment. Our operations also produce hazardous waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair the operation of our business and any development or expansion efforts.

In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. If one of our employees was accidentally injured from the use, storage, handling or disposal of these materials or wastes, the medical costs related to his or her treatment would be covered by our workers' compensation insurance policy. However, we do not carry specific hazardous waste insurance coverage and our property and casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended, or operations otherwise affected.

RISKS RELATED TO LEGAL AND REGULATORY

Our business is highly regulated, resulting in additional expense and risk of noncompliance that can materially and adversely affect our business, results of operations, financial position and cash flows.

Our business is highly regulated. The testing, manufacture, distribution, sale and delivery of the products we manufacture directly, or that are manufactured by or for our distribution partners, are subject to extensive regulation by the U.S. Food and Drug Administration ("FDA") and by other federal, state and foreign authorities, including, with respect to our transportation operations, the U.S. Department of Transportation ("DOT"). Before medical devices, such as our concentrate products or the bicarbonate cartridge we distribute, can be commercially marketed in the United States, the FDA must give either premarket approval or 510(k) clearance. After a product is approved, regulatory authorities may impose significant restrictions on a product's indicated uses or marketing or requirements for potentially costly post-marketing studies. In addition, manufacturers and their facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to current good manufacturing practices ("cGMP") and applicable state laws. As such, we and our distribution partners are subject to continual review and periodic inspections to assess compliance with cGMP and state laws. For example, in 2024, the FDA conducted a routine cGMP inspection of one of our manufacturing facilities and issued observations. The Company performed corrective actions and resolved the issue. While the finding was not serious, management expended time and effort on the correction. Accordingly, we and our partners must continue to expend time, money and effort in all areas to achieve and maintain regulatory compliance. We are also required to report certain adverse reactions and production problems, if any, to applicable regulatory authorities.

If non-compliant inventory is sold or if a regulatory agency determines that we are not compliant with any applicable regulatory requirements, we may be subject to warnings from, or enforcement action by, state and federal government authorities, which may include penalties, fines, injunctions, recall or seizure of products, suspension of production, denial of future regulatory approvals, withdrawal or suspension of existing regulatory approvals, operating restrictions, injunctions and criminal prosecution. If regulatory sanctions are applied, the value of our Company and our operating results could be materially and adversely affected. For example, such actions could cause our customers to doubt the safety or efficacy of our products, which could adversely impact our business. Even a voluntary Class III recall, which is a recall of products for a defect that is unlikely to result in adverse health consequences, can have an adverse impact on the Company due to the costs of the recall or the reactions of customers.

Our failure to comply with applicable regulations could also result in product liability litigation against us. In addition, our failure to comply with applicable regulations with respect to our concentrates products could constitute a breach of our Amended and Restated Products Purchase Agreement with DaVita (the "Amended Agreement"), providing DaVita with various remedies that would be material and adverse to us. Moreover, changes in applicable regulatory requirements could significantly increase the costs of our operations, which we may not be able to recover under our fixed price contracts.

Our business operations may subject us to numerous commercial disputes, claims, lawsuits and/or investigations.

Operating in the medical device industry involves numerous commercial relationships, complex contractual arrangements, uncertain intellectual property rights, potential product liability and other aspects that create heightened risks of disputes, claims, lawsuits and investigations. In particular, we may face claims related to the safety of our products, intellectual property matters, employment matters, tax matters, commercial disputes, competition, sales and marketing practices, environmental matters, personal injury, insurance coverage and acquisition or divestiture-related matters. A counterparty may assert claims that we do not believe are meritorious, but we nonetheless need to defend. In addition, any commercial dispute, claim, lawsuit or investigation may divert our management's attention away from our business, we may incur significant expenses in addressing or defending any commercial dispute, claim or lawsuit or responding to any investigation, and we may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect our operations and financial results.

We may become the target of litigation, which is costly and time-consuming to defend.

We have in the past been subject to litigation and it is possible that legal proceedings could be brought against us in the future based upon decisions we make regarding our strategy or otherwise. Litigation can be costly and time-consuming, and the results of complex legal proceedings are difficult to predict. These lawsuits assert types of claims that, if resolved against us, could give rise to substantial damages, and an unfavorable outcome or settlement of these lawsuits, or any future lawsuits, could have a material adverse effect on our business, financial condition, results of operations and/or stock price. Even if any future lawsuits are not resolved against us, the costs of defending such lawsuits may be material to our business and our operations. Moreover, these lawsuits may divert our Board and our management's attention from the operation of our business.

Our products may have or have had undesirable side effects, and our product liability insurance may not be sufficient to protect us from material liability or harm to our business.

We sell hemodialysis concentrates that are used in dialysis procedures in the United States and foreign countries. In addition, prior to its discontinuation, we marketed and sold Triferic in the United States for four years and prior to that, engaged in clinical trials to support the submission of the NDA for approval. If patients experience side effects from the use of our hemodialysis concentrates or experienced side effects from Triferic and the statutes of limitation and repose have not expired, such side effects may result in litigation against us by private litigants.

Although we maintain product liability insurance, we cannot be sure that such insurance would be sufficient to protect us against liabilities associated with any of these events in view of our expanding business or otherwise, or that such insurance will remain available at economical levels. We may have significant legal expenses that are not covered by insurance. In addition, our reputation could be damaged by such sanctions or product liability litigation and that could harm our business reputation and marketing ability. Any such sanctions or litigation could also hurt our ability to retain product liability insurance or make such insurance more expensive. In any such event, our business, results of operations, financial position and cash flows could be materially adversely affected.

We could be found to be infringing intellectual property rights of third parties, which could prevent us from selling products and could require us to pay significant damages and compel us to defend against litigation. We may be subject to claims that our employees or directors have wrongfully used or disclosed alleged trade secrets of their former employers.

It is possible that we may infringe on intellectual property rights of others without being aware of the infringement. If a third party believes that one of our products infringes on the third party's patent, it may sue us even if we have received our own patent protection for the technology. If we infringe the rights of a third party, we could be prevented from manufacturing and selling products, forced to pay damages, compelled to license technology from the party claiming infringement and lose the opportunity to license our technology to others and collect royalty payments, any of which could have a material adverse effect on our business. If we are prevented from selling any of our concentrate or ancillary products due to a patent infringement or if our ability to sell any of our concentrate or ancillary products due to a patent infringement is materially and adversely affected, DaVita may be entitled to terminate our Amended Agreement.

As is common in the medical device industry, we engage the services of consultants to assist us in the development of our products. Many of these consultants were previously employed at, may have previously been or are currently providing consulting services to, other biotechnology or pharmaceutical companies, including our competitors or potential competitors. As such, the Company advises consultants not to disclose, or use trade secrets, or proprietary information of their former employers or their former or current customers. Although no claims against us are currently pending, we may be subject to claims that these consultants or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or their former or current customers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and day-to-day business operations.

Many of our employees and certain of our directors were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and directors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees or directors have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee's or director's former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Our business could be impacted as a result of actions by activist stockholders, including as a result of a potential proxy contest for the election of directors at our annual meeting.

We were subjected to a proxy contest at our 2017 Annual Meeting of Stockholders, which resulted in the negotiation of changes to the Board and the incurrence of substantial costs. A future proxy contest would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and the Board. The potential of a proxy contest could interfere with our ability to execute our strategic plan, give rise to perceived uncertainties as to our future direction, adversely affect our relationships with customers, suppliers, investors, prospective and current team members and others, result in the loss of potential business opportunities or make it more difficult to attract and retain qualified personnel, any of which could materially and adversely affect our business and operating results.

We may also be subject, from time to time, to other legal and business challenges in the operation of our company due to actions instituted by activist stockholders. Responding to such actions, which may include publicity campaigns and, potentially, litigation, could be costly and time-consuming, divert the time and attention of our Board and management from our business, interfere with our ability to execute our strategic plan, give rise to perceived uncertainties as to our future direction, adversely impact our lobbying efforts, adversely affect our relationships with customers, suppliers, prospective and current team members and others, result in the loss of potential business opportunities or make it more difficult to attract and retain qualified personnel, any of which could materially and adversely affect our business and operating results. We cannot predict, and no assurances can be given as to, the outcome or timing of any matters relating to actions by activist stockholders or the ultimate impact on our business, results of operations, financial position and cash flows.

RISKS RELATED TO OUR COMMON STOCK

The market price of our common stock has fluctuated in the past, and is likely to continue to be volatile, which could subject us to litigation.

The market price of our common stock has fluctuated and is likely to be subject to further wide fluctuations in response to numerous factors, many of which are beyond our control, such as those in this "Risk Factors" section and others including:

- the reporting of sales, operating results and cash resources;
- announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;
- the entry into, or termination of, key agreements, including key commercial partner agreements;
- the loss of key customers;
- changes in the structure of healthcare payment systems;

- the loss of key employees;
- changes in estimates or recommendations by securities analysts, if any, who cover our common stock;
- issues in manufacturing our products;
- the initiation of, material developments in, or conclusion of litigation to enforce or defend any of our intellectual property rights or defend against the intellectual property rights of others; and
- the introduction of technological innovations or new therapies that compete with our products.

In addition, third parties may engage in trading strategies that result in intentional volatility to and control over our stock price. Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of our common stock.

In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

Shares eligible for future sale may affect the market price of our common stock.

Any future sales by us of substantial amounts of our common stock, or the possibility of such sales, could adversely affect the market price of our common stock and also impair our ability to raise capital through an offering of our equity securities in the future. In the future, we may issue additional shares or warrants in connection with investments or for other purposes considered advisable by our Board. Any substantial sale of our common stock may have an adverse effect on the market price of our common stock and may dilute the economic value and voting rights of existing stockholders.

In addition, as of December 31, 2024, there were 695,749 shares issuable upon the exercise of then-outstanding and exercisable stock options, 1,190,498 shares issuable upon the exercise of then-outstanding stock options that were not yet exercisable, and 3,984,484 shares issuable upon the exercise of then-outstanding and exercisable warrants. The market price of the common stock may be depressed by the potential exercise of these options and warrants and the sale of the underlying common stock. The holders of these options and warrants are likely to exercise them when we would otherwise be able to obtain additional capital on more favorable terms than those provided by the options and warrants.

We may fail to qualify for continued listing on Nasdaq, which could make it more difficult for our stockholders to sell their shares.

We are required to satisfy the continued listing requirements of Nasdaq to maintain such listing, including, among other things, the maintenance of a minimum closing bid price of $1.00 per share. In 2021, we received a notice from Nasdaq that we were not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Global Market and were unable to regain compliance in the time allotted by Nasdaq. As a result, we moved our listing to The Nasdaq Capital Market and effected an 11-for-1 reverse stock split in May 2022 to regain compliance. While we have been in compliance with the minimum closing bid price requirement since that time, there can be no assurance that we will be able to maintain compliance with the minimum bid price requirement going forward.

If our common stock were delisted by Nasdaq, we could face significant material adverse consequences, including:

- a limited availability of market quotations for our common stock;
- reduced liquidity with respect to our common stock;
- a determination that our shares are "penny stock," which will require brokers trading in our shares to adhere to more stringent shares, and which may limit demand for our common stock among certain investors;
- a limited amount of news and analyst coverage for our company; and
- a decreased ability to issue additional securities or obtain additional financing in the future.

Our ability to use our net operating loss carryforwards to offset potential taxable income and related income taxes that would otherwise be due may be limited.

We have substantial net operating loss carryforwards ("NOLs") available to reduce future taxable income. Our ability to use our NOLs to offset potential future taxable income and related income taxes that would otherwise be due is dependent upon our generation of future taxable income before the expiration dates of the NOLs. In addition to uncertainty regarding our future profitability, our use of the NOLs may be subject to annual limitations under the "ownership change" provisions of Section 382 of the Internal Revenue Code of 1986, as amended, which may result in the expiration of some or all of the NOLs before they can be used. In general, an "ownership change" occurs if, during a rolling three-year period, there is a greater than 50% change in the percentage ownership of the corporation by 5% owners (and persons treated as 5% owners), as defined in Section 382 and related regulations. We may experience an ownership change in the future as a result of future changes in our stock ownership. The inability to use our NOLs to reduce federal taxable income could result in increased future tax liability to us and reduce the cash that would otherwise be available to our business.

We do not anticipate paying dividends in the foreseeable future.

Since inception, we have not paid any cash dividend on our common stock and do not anticipate paying such dividends in the foreseeable future. The payment of dividends is within the discretion of our Board of Directors and depends upon our earnings, capital requirements, financial condition and requirements, future prospects, restrictions in future financing agreements, business conditions and other factors deemed relevant by the Board. We intend to retain earnings and any cash resources to finance our operations. Therefore, it is highly unlikely we will pay cash dividends.

If securities analysts do not publish research or reports about our business, or if they publish negative evaluations, the price of our common stock could decline.

The trading market for our common stock may be impacted by the availability or lack of research and reports that third-party industry or financial analysts publish about us. There are many large, publicly traded companies active in the medical device and biopharmaceutical industry, which may mean it will be less likely that we receive widespread analyst coverage.

Furthermore, if one or more of the analysts who do cover us downgrade our stock, our stock price would likely decline. If we do not receive adequate coverage by reputable analysts that have an understanding of our business and industry, we could fail to achieve visibility in the market, which in turn could cause our stock price to decline.

GENERAL RISK FACTORS

Our business could be adversely affected by economic downturns, inflation, increases in interest rates, natural disasters, public health crises, political crises, geopolitical events, such as the crisis in Ukraine and the Middle East, or other macroeconomic conditions, which could have a material and adverse effect on our results of operations and financial condition.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including, among other things, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, supply chain shortages, increases in inflation rates, higher interest rates, and uncertainty about political and economic stability. The Federal Reserve has raised interest rates multiple times in response to concerns about inflation and it may raise them again. Higher interest rates, coupled with reduced government spending and volatility in financial markets, may increase economic uncertainty and affect consumer spending. Similarly, the ongoing military conflict between Russia and Ukraine and the conflict in the Middle East have created extreme volatility in the global capital markets and may have further global economic consequences, including disruptions of the global supply chain. Any such volatility and disruptions may adversely affect our business or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more costly, more dilutive, or more difficult to obtain in a timely manner or on favorable terms, if at all. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs.

We have experienced and may in the future experience disruptions as a result of such macroeconomic conditions and the occurrence of natural disasters and public health crises, including delays or difficulties in manufacturing sufficient quantities of materials. If we fail to maintain inventory or deliver product as a result of such delays or difficulties, we could breach our agreements. In addition, tariffs imposed on goods coming into the U.S., or tariffs imposed by other countries on goods coming into those countries, could adversely impact our ability to import the products we sell, or ability to sell our products internationally. Any one or a combination of these events could have a material and adverse effect on our results of operations and financial condition.

Our certificate of incorporation, bylaws and Delaware law could prevent a third party from acquiring us (even if an acquisition would benefit our stockholders), may limit the ability of our stockholders to replace our management and limit the price that investors might be willing to pay for shares of our common stock.

Our certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could delay or prevent a change in control of the company and could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions, among other things:

- establish a staggered Board divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;
- authorize our Board to issue new series of preferred stock without stockholder approval and create, subject to applicable law, a series of preferred stock with preferential rights to dividends or our assets upon liquidation, or with superior voting rights to our existing common stock;
- disallow our stockholders to fill vacancies on our board;
- establish advance notice requirements for nominations for election to our Board or for proposing matters that can be acted upon by stockholders at our annual stockholder meetings;
- permit our Board to establish the number of directors between three and fifteen;
- provide that stockholders can remove directors only for cause and only upon the approval of not less than a majority of all outstanding shares of our voting stock;
- require the approval of not less than a majority of all outstanding shares of our voting stock to amend our bylaws and specific provisions of our certificate of incorporation; and
- limit the jurisdictions in which certain stockholder litigation may be brought.

We are not subject to the provisions of Section 203 of the Delaware General Corporation Law, which could negatively affect your investment.

We elected in our certificate of incorporation to not be subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation's voting stock. This may make us more vulnerable to takeovers that are completed without the approval of our Board and/or without giving us the ability to prohibit or delay such takeovers as effectively.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) is the exclusive forum for any claims that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any have exclusive jurisdiction. This choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees. If a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business.

Item 1B.   Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity.

The Company's management (the "Management") and the Company's board of directors (the "Board") recognize the critical importance of maintaining the trust and confidence of our investors, employees, customers, partners, and vendors. The Board is actively involved in the oversight of the Company's risk management program, and cybersecurity represents an important component of the Company's overall approach to enterprise risk management ("ERM"). The Company's cybersecurity policies, standards, processes, and practices are fully integrated into the Company's ERM program and are informed by recognized frameworks established by the National Institute of Standards and Technology ("NIST"); and other applicable industry standards. In general, the Company seeks to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security, and availability of the information that the Company collects and stores by identifying, preventing, mitigating, and remediating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

In the ordinary course of our business, we collect, use, store, and transmit digitally confidential, sensitive, proprietary, and personal information. The secure maintenance of this information and our information technology ("IT") systems is important to our operations and business strategy. To this end, we have implemented processes designed to assess, identify, and manage risks from potential unauthorized occurrences on or through our IT systems that may result in adverse effects on the confidentiality, integrity, and availability of these systems and the data residing therein. These processes are managed and monitored by our Director of Technology and Information Systems and supported by our outsourced IT managed services provider, under the supervision of our Chief Corporate Affairs Officer, and include mechanisms, controls, technologies, systems, and other processes designed to prevent or mitigate data loss, theft, misuse, or other security incidents or vulnerabilities affecting the data and maintain a stable and secure information technology environment.

Our Chief Corporate Affairs Officer, who reports directly to the Chief Executive Officer, and our Director of Technology and Information Systems, who has three decades of experience managing and leading cybersecurity oversight, together with our other executive officers, are responsible for assessing and managing cybersecurity risks. Each member of Management holds undergraduate and graduate degrees in their respective fields and have extensive experience managing risks at the Company and at similar companies, including risks arising from cybersecurity threats. In the last fiscal year, the Company has not identified any risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. If we were to experience a material cybersecurity incident in the future, such incidents are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For more information regarding cybersecurity risks that we face and potential impacts on our business related thereto, see the risk factor titled, "Our business and operations would suffer in the event of a security breach, system failure, invasion, corruption, destruction or interruption of our or our business partners' critical information technology systems or infrastructure."

Risk Management and Strategy

Rockwell Medical believes that the Company maintains an IT and security program appropriate for a company its size, taking into account its operations and risks. As one of the critical elements of the Company's overall ERM approach, the Company's cybersecurity program is focused on the following key areas:

<u>Governance</u>

The Board's oversight of cybersecurity risk management is supported by the Audit Committee of the Board (the "Audit Committee"), which regularly interacts with the Company's Chief Corporate Affairs Officer. The Board, as a whole and at the Audit Committee level, has oversight for the most significant risks facing the Company and for the Company's processes to identify, prioritize, assess, manage, and mitigate those risks. The Audit Committee, which is composed solely of independent directors, has been designated by the Company's Board to oversee cybersecurity risks. The Audit Committee and the Board receive updates on cybersecurity and IT matters and related risk exposures from the Company's Chief Corporate Affairs Officer and other members of Management on cybersecurity risks on at least a semi-annual basis.

<u>Collaborative Approach</u>

The Company has implemented a comprehensive, cross-functional approach to identifying, preventing, and mitigating cybersecurity threats and incidents, while also implementing controls and processes that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by Management in a timely manner.

Information Security

The Company implements organizational, administrative, and technical measures based on commercially reasonable procedures using industry standard information security measures prescribed for use by NIST, the Sarbanes-Oxley Act, and other generally recognized industry standards, in each case, designed to safeguard the confidentiality, integrity, and availability of our infrastructure and data and the resiliency of our operations. Additionally, we perform information security maturity assessments and penetration testing quarterly for our IT infrastructure, and conduct vulnerability scans across key assets, core infrastructure, and endpoints to identify potential vulnerabilities and potential cybersecurity events. We assess and prioritize the remediation of vulnerabilities and other cybersecurity risks identified through these activities, using a risk-based approach.

Technical Safeguards

The Company deploys technical safeguards that are designed to protect the Company's information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

Incident Response and Recovery Planning

The Company has established and maintains a comprehensive cybersecurity incident response plan ("IRP") which establishes a framework designed to enable us to respond to cybersecurity incidents in a consistent, timely, and effective manner. Our IRP outlines procedures for identifying, reporting, investigating, assessing, and responding to cybersecurity incidents, including incident response team formation, roles and responsibilities by department, and communication and escalation protocols. Depending on the severity of the cybersecurity incident, the Company's IRP contemplates escalation to Management and the Audit Committee and/or the full Board, as well as periodic briefings on developments related to the incident response. We review and update our IRP annually and have conducted training of key team members regarding the IRP.

Third-Party Risk Management

The Company maintains a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of the Company's systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

Education, Awareness and Training

The Company provides regular, mandatory cybersecurity training as a means to equip the Company's personnel with effective tools to address cybersecurity threats, and to communicate the Company's evolving information security policies, standards, processes and practices. We conduct continuous automated phishing simulation campaigns which can trigger additional training for personnel on how to recognize social engineering attempts (e.g., phishing, smishing, vishing, etc.). We track performance on phishing exercises to help us monitor the awareness of our employees and inform future training priorities.

Risk and Readiness Assessments

The Company engages in the periodic assessment and testing of the Company's policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. The Company regularly engages third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Audit Committee and the Board, and the Company adjusts its cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

Insurance

We maintain information security risk insurance coverage to mitigate potential losses in the event of a business disruption.

For more information regarding cybersecurity risks that we face and potential impacts on our business related thereto, see the risk factor titled, "Our business and operations would suffer in the event of a security breach, system failure, invasion, corruption, destruction or interruption of our or our business partners' critical information technology systems or infrastructure."

Item 2.   Properties.

We lease a 51,000 square foot facility and a 17,500 square foot facility in Wixom, Michigan under a lease expiring in August 2027. During the year ended December 31, 2024, the lease for the Wixom facilities was extended by three years to August 2027, which was accounted for as a lease modification. As a result of this modification, the operating lease right of use asset and lease liabilities increased by $1.5 million. We also lease two other manufacturing facilities, a 51,000 square foot facility in Grapevine, Texas under a lease expiring in December 2025 and a 57,000 square foot facility in Greer, South Carolina under a lease expiring in February 2026. In addition, Rockwell occupied 4,100 square feet of office space in Hackensack, New Jersey. This lease was subleased on December 15, 2021 and expired on October 31, 2024.

We use each of our facilities to manufacture and warehouse our products. All such facilities and their contents are covered under various insurance policies which management believes provide adequate coverage. We use the office space in Wixom, Michigan as our principal administrative office. We believe that our existing leased properties are adequate and suitable for the conduct of our business and that our capital resources are sufficient to purchase, lease or construct any additional facilities required to meet our expected long-term growth needs. We expect that we may need additional manufacturing capacity and distribution facilities to meet our business requirements and anticipate they will be available on commercially available terms.

Item 3.   Legal Proceedings.

We may be involved in certain routine legal proceedings from time to time before various courts and governmental agencies. We cannot predict the final disposition of such proceedings. We regularly review legal matters and record provisions for claims considered probable of loss. The resolution of these pending proceedings is not expected to have a material effect on our operations or consolidated financial statements in the period in which they are resolved. Information pertaining to legal proceedings is provided under the heading "Litigation" in Note 15, Commitments and Contingencies, to the consolidated financial statements and is incorporated by reference herein.

Item 4.   Mine Safety Disclosures.

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is listed on The Nasdaq Capital Market under the trading symbol "RMTI".

Holders

As of February 28, 2025, there were 45 holders of record of our common stock.

Dividend Policy

Our Board of Directors has discretion whether or not to pay dividends. Among the factors our Board of Directors considers when determining whether or not to pay dividends are our earnings, capital requirements, financial condition, future business prospects and business conditions. We have never paid any cash dividends on our common stock and do not anticipate paying dividends in the foreseeable future. We intend to retain earnings, if any, to finance the development and expansion of our operations.

Item 6.   Reserved.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The following discussion contains forward-looking statements that reflect our current plans, forecasts, estimates and beliefs and involve risks and uncertainties. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Our actual results, outcomes and the timing of events could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in the section titled "Forward-Looking Statements" and "Risk Factors." We urge you to consider these factors carefully in evaluating the forward-looking statements contained in this Annual Report. Forward-looking statements are not historical facts, reflect our current views with respect to future events, and apply only as of the date made. We do not intend, and undertake no obligation, to update these forward-looking statements, except as required by law. Unless the context requires otherwise, references to "we," "our," "us," "the Company," "Rockwell," "Rockwell Medical," and other similar terms refer to Rockwell Medical, Inc., together with its consolidated subsidiaries.

Overview

Rockwell Medical is a healthcare company that develops, manufactures, commercializes, and distributes a portfolio of hemodialysis products for dialysis providers worldwide.

The Company is a leading supplier of liquid and dry, acid and bicarbonate concentrates for dialysis patients in the United States. Hemodialysis is the most common form of end-stage kidney disease treatment and is typically performed in freestanding outpatient dialysis centers, hospital-based outpatient centers, skilled nursing facilities, or a patient's home. This represents a large market opportunity for which we believe Rockwell's products are well-positioned to meet the needs of patients.

Rockwell manufactures hemodialysis concentrates at its facilities in Michigan, South Carolina, and Texas. The Company delivers the majority of its hemodialysis concentrates products and mixers to dialysis clinics throughout the United States and internationally, utilizing its own delivery trucks and third-party carriers. Rockwell has developed a core expertise in manufacturing and delivering hemodialysis concentrates, and has built a longstanding reputation for reliability, quality, and excellent customer service.

Rockwell provides the hemodialysis community with products controlled by a Quality Management System regulated by the U.S. Food and Drug Administration ("FDA"). Rockwell is ISO 13485 Certified and adheres to current Good Manufacturing Practices ("cGMP") and the Association for Advancement of Medical Instrumentation ("AAMI") standards.

On July 10, 2023, the Company executed and consummated the transactions contemplated by an Asset Purchase Agreement (the "Purchase Agreement") with Evoqua Water Technologies LLC ("Evoqua") (the "Evoqua Asset Acquisition"). Subject to the terms and conditions of the Purchase Agreement, at the closing of the transaction (the "Closing"), the Company purchased customer relationships, equipment and inventory from Evoqua, which were related to the manufacturing agreement ("CMA") with a third-party contract manufacturing organization ("CMO") located in Minnesota. Total consideration was $17.4 million, comprising a cash payment at Closing of $12.4 million (inclusive of transaction costs) and two $2.5 million deferred payments. On July 12, 2024, the Company and Evoqua executed an amendment to the Purchase Agreement (the "First Amendment"), which stipulated that the first deferred payment would be partially offset by $0.3 million to reimburse the Company for certain expenses incurred following the close of the Evoqua Asset Acquisition and split the first deferred payment into four quarterly installments to be paid through April 2025. The First Amendment also split the second deferred payment into four quarterly installments to be paid from July 2025 through April 2026. See Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K for additional information. The CMA with the CMO expired on December 31, 2024 after which the Company will only manufacture Rockwell Medical hemodialysis concentrates through its own facilities. Prior to the expiration of the CMA, the Company transitioned customer relationships acquired through the Purchase Agreement over to Rockwell Medical's hemodialysis concentrates products.

On August 7, 2023, Rockwell was informed by Wanbang Biopharmaceuticals Co., Ltd. ("Wanbang"), the Company's commercialization partner in China for Triferic, that the main efficacy results of Wanbang's clinical trial for Triferic (dialysate) compared with placebo were not obtained and Wanbang will not bring the product forward to registration. As a result, the remaining $2.1 million of deferred license revenue was recorded into revenue, and the related portion of long-term inventory of $1.1 million was reserved.

On September 18, 2023, Rockwell and DaVita, Inc. ("DaVita") entered into an Amended and Restated Products Purchase Agreement (the "Amended Agreement"), which amended and restated the Product Purchase Agreement, dated July 1, 2019, as amended, under which the Company supplies DaVita with certain dialysis concentrates. Under the Amended Agreement, the Company and DaVita agreed to an increase in product pricing, effective September 1, 2023 and a one-time payment of $0.4 million to Rockwell on or after December 1, 2023. The term of the Amended Agreement was scheduled to expire on December 31, 2024. Prior to the expiration, the Company received written notice from DaVita, notifying the Company that DaVita intended to extend the term of the Amended Agreement through December 31, 2025 (the "Extension Term"). Product pricing was increased for the Extension Term. DaVita subsequently indicated that it will completely transition to another supplier by mid-2025, subject to further discussions between Rockwell and DaVita, which are ongoing. We believe that this will result in the loss of almost half of our sales volume and $34 million in revenue compared to 2024. See Note 3 to our consolidated financial statements included in this Annual Report on Form 10-K for additional information.

On January 2, 2024, the Company's Loan and Security Agreement (the "Loan Agreement") with Innovatus Life Sciences Lending Fund I, LP ("Innovatus") was amended to include, among other things, an interest-only period for 30 months, or up to 36 months if certain conditions are met, and extend the maturity date to January 1, 2029. The Company satisfied those conditions and will now make interest-only payments for the full 36 months. See Note 17 to our consolidated financial statements included in this Annual Report on Form 10-K for additional information.

On August 21, 2024, the Company entered into a distribution agreement with Nipro Medical Corporation ("Nipro"), a subsidiary of Nipro Corporation Japan and a leader in the global healthcare and medical device industry, under which Rockwell Medical supplies Nipro with the Company's liquid and dry acid and bicarbonate hemodialysis concentrates, as well as its dry acid concentrates mixer, for which Nipro has the right to distribute the Company's products globally, excluding the United States. The Nipro Agreement will remain in effect for two years with the option to extend the agreement for an additional one-year period. Nipro is the primary distributor of our dialysis concentrates in certain countries in Latin America.

On December 16, 2024, the Company entered into a product purchase agreement (the "Fresenius Agreement") with Fresenius Medical Care NA ("Fresenius"), the world's leading provider of dialysis products and services, under which the Company supplies Fresenius with the Company's liquid bicarbonate hemodialysis concentrates product, SteriLyte. The Fresenius Agreement will remain in effect for three years with the option to renew for two additional one-year periods.

Additionally, during the year ended December 31, 2024, Rockwell Medical entered into several other multi-year product purchase agreements, which include supply and purchasing commitments from certain parties. These agreements were with, but not limited to: HydroCare, a leading provider of state-of-the-art dialysis water systems to healthcare facilities globally; Nephro Group Dialysis Centers, the largest dialysis provider in the Philippines; one of the largest health systems in the Mountain West region of the United States; BioNuclear, a distributor of Rockwell's hemodialysis concentrates products within the Dominican Republic; and Atlantic Medical International, Bermuda's leading supplier of medical products and equipment for the acute and continuing care markets.

Results of Operations

The following table summarizes our operating results for the periods presented below (dollars in thousands):

	For the Year Ended December 31,				
	2024	% of Revenue	2023	% of Revenue	% Change
Net Sales	$ 101,489		$ 83,612		**21.4 %**
Cost of Sales	84,005	82.8 %	74,908	89.6 %	12.1 %
Gross Profit	17,484	17.2 %	8,704	10.4 %	100.9 %
Research and Product Development	19	— %	1,107	1.3 %	(98.3) %
Selling and Marketing	2,749	2.7 %	2,125	2.5 %	29.4 %
General and Administrative	14,108	13.9 %	12,142	14.5 %	16.2 %
Operating Income (Loss)	$ 608	0.6 %	$ (6,670)	(8.0)%	(109.1)%

Net Sales

During the year ended December 31, 2024, our net sales were $101.5 million compared to net sales of $83.6 million during the year ended December 31, 2023. Product revenue for the year ended December 31, 2024 was $101.4 million compared to product revenue of $79.8 million for the year ended December 31, 2023. The increase of $21.6 million was primarily due to $6.2 million from customers added through the Evoqua Asset Acquisition, $6.4 million from a special large order of premium-priced product by DaVita, as well as $9.1 million of increased sales and price increases to existing customers. Net sales of non-product revenue were not material during the year ended December 31, 2024 compared to $3.8 million during the year ended December 31, 2023, which was the result of $2.3 million and $1.5 million of deferred license revenue recognition related to the terminations of distribution and license agreements with Wanbang and Baxter Healthcare Corporation ("Baxter") (respectively, the "Wanbang Agreement" and the "Baxter Distribution Agreement") during the year ended December 31, 2023.

Cost of Sales and Gross Profit

Cost of sales during the year ended December 31, 2024 was $84.0 million, resulting in gross profit of $17.5 million, compared to cost of sales of $74.9 million and a gross profit of $8.7 million during the year ended December 31, 2023. Gross profit increased by $8.8 million during the year ended December 31, 2024 compared to the year ended December 31, 2023 driven by $9.6 million of improved gross margin to existing customers driven primarily by price increases, $1.8 million from a special large order of premium-priced product by DaVita, partially offset by $1.5 million and $1.1 million of gross profit for the year ended December 31, 2023 associated with deferred license revenue recognition related to the terminations of the Baxter Distribution Agreement and the Wanbang Agreement, respectively.

Research and Product Development Expense

Research and product development expenses were $19,000 for the year ended December 31, 2024 compared with $1.1 million during the year ended December 31, 2023. The decrease of $1.1 million is due to the decision to pause all research and development related to Triferic in 2023. Approximately 37% of research and development expenses for the year ended December 31, 2023 were comprised of severance costs.

Selling and Marketing Expense

Selling and marketing expenses were $2.7 million during the year ended December 31, 2024 compared with $2.1 million during the year ended December 31, 2023. The increase of $0.6 million is primarily due to higher employee compensation expenses.

General and Administrative Expense

General and administrative expenses were $14.1 million during the year ended December 31, 2024 compared with $12.1 million during the year ended December 31, 2023. The $2.0 million increase was primarily due to $1.5 million of additional compensation expense, $0.2 million of increased administrative costs and $0.3 million increase in amortization of intangible assets.

Other Expense

Total other expense for the years ended December 31, 2024 and December 31, 2023 was $1.1 million and $1.8 million, respectively, which was driven by interest expense of $1.3 million and $2.3 million for the years ended December 31, 2024 and December 31, 2023, respectively, related to our debt facility (See Note 17 to our consolidated financial statements included in this Annual Report on Form 10-K for additional information on our debt facility), partially offset by $0.1 million and $0.2 million of interest income, respectively, as well as realized gains on available-for-sale of investments of $0.1 million and $0.3 million, respectively.

Liquidity and Capital Resources

Since inception, we have incurred significant net losses and have funded our operations primarily through revenue from commercial products, proceeds from the issuance of debt and equity securities and payments from partnerships. On December 31, 2024, we had an accumulated deficit of approximately $397.7 million and stockholders' equity of $32.6 million. As of December 31, 2024, we had approximately $21.6 million of cash, cash equivalents and investments available-for-sale, and working capital of $22.9 million. Net cash provided by operating activities for the year ended December 31, 2024 was approximately $4.2 million.

On July 10, 2023, Armistice Capital Master Fund Ltd. ("Armistice") exercised its warrant to purchase 9,900,990 shares of common stock with an exercise price of $1.39 per share (the "Prior Warrant") and the Company received gross proceeds of approximately $13.8 million. See Note 12 to the consolidated financial statements included elsewhere in this Form 10-K for further details.

On July 10, 2023, the Company completed the Evoqua Asset Acquisition. Total consideration was $17.4 million, comprising a cash payment at Closing of $12.4 million (inclusive of transaction costs) and two $2.5 million deferred payments. On July 12, 2024, the Company and Evoqua executed the First Amendment, which stipulated that the first deferred payment would be partially offset by $0.3 million to reimburse the Company for certain expenses incurred following Closing and split the first deferred payment into four quarterly installments to be paid through April 2025. The First Amendment also split the second deferred payment into four quarterly installments to be paid from July 2025 through April 2026. See Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K for additional information.

The actual amount of cash that we will need to execute our business strategy is subject to many factors, including, but not limited to the ability to meet our revenue forecasts, including those from DaVita, as well as the costs associated with our manufacturing and transportation operations related to our concentrate business. We may elect to raise capital in the future through one or more of the following: (i) equity and/or debt raises through the equity and capital markets, though there can be no assurance that we will be able to secure additional capital or funding on acceptable terms, or if at all; and (ii) strategic transactions, including potential alliances and collaborations focused on markets outside the United States, as well as potential combinations (including by merger or acquisition) or other corporate transactions. In addition, any debt financing is limited by the terms of our Securities Purchase Agreement with DaVita. Specifically, until DaVita holds less than 50% of its original investment in the Company's Convertible Series X Preferred Stock, the Company may only incur additional debt in the form of a purchase money loan, a working capital line of up to $5 million or to refinance existing debt, unless DaVita consents.

We believe our ability to fund our activities in the long term will be highly dependent upon (i) our ability to execute on the growth strategy of our hemodialysis concentrates business and maintain sales with existing customers, (ii) our ability to achieve sustained profitability, including successfully reducing expenses to account for the lost DaVita business, and (iii) our ability to identify, develop, in-license, or acquire new products in developing our renal care product portfolio. All of these strategies are subject to significant risks and uncertainties such that there can be no assurance we will be successful in achieving them. If we are unsuccessful in executing our business plan and we are unable to raise the required capital, we may be forced to curtail all of our activities and, ultimately, cease operations. Even if we are able to raise sufficient capital, such financings may only be available on unattractive terms, or result in significant dilution of stockholders' interests and, in such event, the market price of our common stock may decline.

Management evaluated its going concern by reviewing the Company's operational plans, which include executing on the projected financial information, including price increases, acquisition of new customers, projected growth of margins and cost containment activities. Based on the currently available working capital and expectation of the ability of management to execute on the Company's operational plans noted above, management believes the Company currently has sufficient funds to meet its operating requirements for at least the next twelve months from the date of the filing of this report. Additionally, the Company's plans may include raising capital, if needed, by using the $21.1 million remaining under our Sales Agreement, dated April 8, 2022, with Cantor Fitzgerald & Co. acting as sales agent (as amended, the "ATM facility"), which provides for the offer and sale of up to an aggregate of $25.0 million of shares of the Company's common stock through the sales agent, or other methods or forms of financings, subject to existing limitations.

On January 2, 2024 the Loan Agreement was amended to include, among other things, an interest only period for 30 months, or up to 36 months if certain conditions are met, and extend the maturity date to January 1, 2029. The Company is subject to certain covenants and cure provisions under its Loan Agreement with Innovatus. As of December 31, 2024, the Company is in compliance with all covenants. The Loan Agreement includes a financial covenant that requires actual consolidated revenue from the sale and supply of hemodialysis products for the trailing six-month period (ended on the date when tested), to be not less than 85.0% of the projections for the same period and, beginning with the quarter ending September 30, 2024, actual consolidated revenue from the sale and supply of hemodialysis products for the trailing six-month period (ended on the date when tested), to be not less than 80.0% of the projections for the same period. Because those projections were submitted prior to our becoming aware of DaVita's intention to completely transition its business to another supplier by mid-2025, we may not be able to satisfy this covenant if we are unable to acquire enough new business to increase our revenue or cure a breach by submitting a new financial plan under which the Company is expected to break even on a cash flow basis prior to Maturity Date in accordance with the A&R Loan Agreement. While we believe we will be able to take actions to satisfy this financial covenant, there can be no assurances. Our inability to satisfy this financial covenant or cure any breach would constitute an event of default. See Note 17 to our consolidated financial statements included in this Annual Report on Form 10-K for additional information.

Global Economic Considerations

The global macroeconomic environment is uncertain and could be negatively affected by, among other things, changes in U.S. trade policies, including tariffs and other trade restrictions or the threat of such actions, instability in the global capital and credit markets, recent bank failures in the United States, supply chain weaknesses, and instability in the geopolitical environment, including as a result of the Russian invasion of Ukraine, the Middle East conflict and other political tensions, and the occurrence of natural disasters and public health crises. Such challenges have caused, and may continue to cause, recession fears, rising interest rates, foreign exchange volatility and inflationary pressures. At this time, the Company is unable to quantify the potential effects of this economic instability on our future operations.

Rockwell has utilized a range of financing methods to fund its operations in the past; however, current conditions in the financial and credit markets may limit the availability of funding, refinancing, or increase the cost of funding. Due to the rapidly evolving nature of the global situation, it is not possible to predict the extent to which these conditions could adversely affect the Company's liquidity and capital resources in the future.

Cash Provided By (Used In) Operating Activities

Net cash provided by operating activities was $4.2 million for the year ended December 31, 2024 compared to net cash used in operating activities of $9.4 million for the year ended December 31, 2023. The change in cash provided by operating activities during the current period as compared to cash used in operating activities in the prior period was primarily due to (i) a decrease in net loss of approximately $8.0 million, (ii) an increase in cash provided by changes in current balance sheet accounts in the ordinary course of business of approximately $5.7 million, primarily due to increases of $7.3 million from accounts receivable, net and $3.8 million from deferred license revenue, partially offset by decreases of $2.1 million from accounts payable and $1.5 million from inventory and (iii) an increase in cash provided from non-cash adjustments.

Cash Used In Investing Activities

Net cash used in investing activities was $4.9 million during the year ended December 31, 2024. The net cash used was due to $5.9 million in purchases of our available-for-sale investments and $1.0 million for the purchase of equipment, offset by proceeds from the sale of our available-for-sale investments of $2.0 million.

Net cash used in investing activities was $3.0 million during the year ended December 31, 2023. The net cash used was primarily due to the $12.4 million of cash paid in connection with the Evoqua Asset Acquisition, $5.7 million in purchases of our available-for-sale investments and $0.3 million for the purchase of equipment, offset by proceeds from the sale of our available-for-sale investments of $15.3 million.

Cash Provided By Financing Activities

Net cash provided by financing activities was $7.3 million during the year ended December 31, 2024. The net cash provided by financing activities was primarily due to the gross proceeds from the issuance of common stock in connection with the ATM facility of $10.2 million, partially offset by the cash paid in connection with the Evoqua Asset Acquisition of $1.6 million during the year ended December 31, 2024.

Net cash provided by financing activities was $11.3 million during the year ended December 31, 2023. The net cash provided by financing activities was primarily due to the net proceeds from issuance of equity securities of $14.9 million, primarily comprised of gross proceeds from the issuance of common stock of $13.8 million in connection with Armistice's exercise of the Prior Warrant, offset by payments on the Company's debt, short term note payable, and finance leases which aggregated $3.5 million during the year ended December 31, 2023.

Contractual Obligations and Other Commitments

We generally expect to satisfy our material cash requirements, including contractual obligations and commitments, with cash on hand and cash provided by operating activities. See Notes 14, 15, 16, and 17 to the consolidated financial statements included elsewhere in this Form 10-K for further details.

Critical Accounting Estimates and Judgments

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. These accounting principles require us to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and contingencies. All significant estimates, judgments and assumptions are developed based on the best information available to us at the time made and are regularly reviewed and updated when necessary. Actual results could differ from these estimates. Changes in estimates are reflected in our financial statements in the period of change based upon on-going actual experience, trends, or subsequent realization depending on the nature and predictability of the estimates and contingencies.

Certain accounting estimates, including those concerning revenue recognition, impairments of long-lived assets, and deferred consideration are considered to be critical in evaluating and understanding our financial results because they involve inherently uncertain matters and their application requires the most difficult and complex judgments and estimates. These are described below. For further information on our accounting policies, see Note 3 to our consolidated financial statements in this Annual Report on Form 10-K.

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers.* The core principle of the standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

- Step 1: Identify the contract with the customer
- Step 2: Identify the performance obligations in the contract
- Step 3: Determine the transaction price
- Step 4: Allocate the transaction price to the performance obligations in the contract
- Step 5: Recognize revenue when the company satisfies a performance obligation

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by us from a customer, are excluded from revenue.

Shipping and handling costs associated with outbound freight related to contracts with customers are accounted for as a fulfillment cost and are included in cost of sales when control of the goods transfers to the customer.

Deferred License Revenue - Upfront fees received under distribution and license agreements have been deferred as a contract liability. For all existing distribution and license agreements, the distribution and license agreement is not a distinct performance obligation from the underlying product sales. In instances where regulatory approval of the product has not been established and we do not have sufficient experience with the foreign regulatory body to conclude that regulatory approval is probable, the revenue for the performance obligation is recognized over the term of the license agreement (over time recognition). Conversely, when regulatory approval already exists or is probable, revenue is recognized at the point in time that the estimated product sales under the agreement occur.

Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment losses on long-lived assets, such as real estate and equipment and definite-lived intangible assets, are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts. For the years ended December 31, 2024 and 2023, there were no impairments of long-lived assets.

Goodwill and Intangible Assets

Goodwill is the excess of purchase price over the fair value of identified net assets of businesses acquired. Intangible assets with indefinite useful lives are measured at their respective fair values as of the acquisition date. We do not amortize goodwill and intangible assets with indefinite useful lives.

We review goodwill and indefinite-lived intangible assets at least annually for possible impairment. Goodwill and indefinite-lived intangible assets are reviewed for possible impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit or the indefinite-lived intangible assets below their carrying values.

Intangible assets with definite lives are amortized over their estimated useful lives. Intangible assets subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable.

Definite-lived intangible assets consist of our customer relationships intangible asset recorded in connection with the Evoqua Asset Acquisition, which is being amortized over 20 years.

New Accounting Pronouncements

New accounting pronouncements are issued by the Financial Accounting Standards Board or other standard setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption. For further discussion on recent accounting pronouncements, please see Note 3 to our consolidated financial statements included in this Annual Report on Form 10-K for additional information.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Per §229.305 of Regulation S-K, the Company, designated a Smaller Reporting Company as defined in §229.10(f)(1) of Regulation S-K, is not required to provide the disclosure required by this Item.

Item 8.   Financial Statements and Supplementary Data.

The consolidated financial statements of the Registrant and other information required by this item are set forth beginning on page F-1 immediately following the signature page hereof and incorporated herein by reference.

Item 9.   Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure material information required to be disclosed in our reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, we recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision of and with the participation of our management, including the Company's Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024. Additionally, the Company's management, including the Chief Executive Officer and Chief Financial Officer, has concluded that the consolidated financial statements included in this Annual Report are fairly stated, in all material respects, in accordance with generally accepting accounting principles in the United States for each of the periods presented herein.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. We maintain internal control over financial reporting designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, internal control over financial reporting determined to be effective provides only reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024. In making their assessment of internal control over financial reporting, our management used the criteria described in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

As a non-accelerated filer, we are not required to provide an attestation report on our internal control over financial reporting issued by the Company's independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2024, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

(a) Appointment of Principal Accounting Officer

Effective March 19, 2025, the Company's Controller, Nicholas Fanslau, age 40, has, in addition to his current responsibilities, assumed the role of principal accounting officer. Mr. Fanslau will not receive any additional compensation related to this appointment.

Prior to joining the Company in April 2024, Mr. Fanslau served in various roles of increasing responsibility at Chubb for nearly fifteen years, including as Vice President of Global Consolidations from June 2017 to May 2021 and Vice President of SEC Reporting from June 2021 to March 2024. Mr. Fanslau has a B.A. in Accounting from the University of Notre Dame.

Mr. Fanslau has no familial relationships with any executive officer or director of the Company. There have been no transactions in which the Company has participated and in which Mr. Fanslau had a direct or indirect material interest that would be required to be disclosed under Item 404(a) of Regulation S-K.

(b) Trading Arrangements

Director and executive officer trading arrangements

The following table provides information concerning Rule 10b5-1 trading arrangements adopted during the three months ended December 31, 2024, by any director or any executive officer who is subject to the filing requirements of Section 16 of the Securities Exchange Act of 1934. These trading arrangements are intended to satisfy the affirmative defense of Rule 10b5-1(c). No non-Rule 10b5-1 trading arrangements were adopted by any director or executive officer during the fourth quarter of 2024. In addition, no Rule 10b5-1 or non-Rule 10b5-1 trading arrangements were terminated by any director or executive officer in the fourth quarter of 2024.

Name	Title	Adoption Date	Duration[a]	Number of shares to be sold
Jesse Neri	SVP and CFO	12/13/2024	April 1, 2025 - January 5, 2026	3,544.00

a   Subject to compliance with Rule 10b5-1, duration could cease earlier than the final date shown above to the extent that the aggregate number of shares to be sold under the trading arrangement have been sold.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item 10 is incorporated herein by reference to information in our proxy statement for our 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement"), which we expect to be filed with the SEC within 120 days of the end of our fiscal year ended December 31, 2024, including under headings "Election of Directors," "Directors Continuing in Office," "Executive Officers," "Corporate Governance" and, as applicable, "Delinquent Section 16(a) Reports."

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, employees and officers, including our principal executive officer, our principal financial officer, principal accounting officer and persons performing similar functions. Our Code of Business Conduct and Ethics is available on our website at *www.rockwellmed.com*. To the extent required by applicable rules, future material amendments or waivers relating to the Code of Business Conduct and Ethics will be disclosed on our web site referenced in this paragraph within four business days following the date of such amendment or waiver.

Item 11. Executive Compensation.

The information required by this Item 11 is incorporated herein by reference to information in our 2025 Proxy Statement, including under headings "Compensation of Executive Officers" and "Director Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 is incorporated herein by reference to information in our 2025 Proxy Statement, including under heading "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans."

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes our compensation plans, including individual compensation arrangements, under which our equity securities are authorized for issuance as of December 31, 2024:

Plan Category	Number of securities to be issued upon exercise of outstanding options and restricted stock units	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	1,848,242	$ 4.70	294,686
Equity compensation plans not approved by security holders (2)	623,204	$ 2.53	—
Total	2,471,446	$ 3.98	294,686

(1) Consists of 1,263,043 stock options with a weighted average exercise price of $4.70, 584,309 restricted stock units issued at $1.72 and 890 restricted stock awards issued at $62.70.
(2) Consists of 623,204 stock options with a weighted average exercise price of $2.53.

Item 13. Certain Relationships and Related Transactions and Director Independence.

The information required by this Item 13 is incorporated herein by reference to information in our 2025 Proxy Statement, including under headings "Independence" and "Certain Relationships and Related Party Transactions."

Item 14. Principal Accountant Fees and Services.

The information required by this Item 14 is incorporated herein by reference to information in our 2025 Proxy Statement, including under heading "Independent Accountants."

Item 15.   Exhibits, Financial Statement Schedules.

(a)   The financial statements and schedule filed herewith are set forth on the Index to Financial Statements and Schedule of the separate financial section of this annual report, which is incorporated herein by reference.

(b)   **Exhibits**

The following documents are filed as part of this report or were previously filed and incorporated herein by reference to the filing indicated.

3.1	Certificate of Incorporation, dated as of August 28, 2019 (Exhibit 3.3 to the Company's Form 8-K filed August 30, 2019).
3.2	Certificate of Amendment to Certificate of Incorporation of Rockwell Medical, Inc. related to the Reverse Stock Split, dated May 12, 2022 (Exhibit 3.1 to the Company's Form 8-K filed on May 13, 2022).
3.3	Certificate of Designation of Preferences, Rights and Limitations of Series X Convertible Preferred Stock (Exhibit 3.1 to the Company's Form 8-K filed on April 8, 2022).
3.4	Amended and Restated Bylaws (Exhibit 3.1 to the Company's Form 10-Q filed November 14, 2022).
4.1	Description of Securities (Exhibit 4.2 to the Company's Form 10-K filed on April 8, 2022)
4.2	Form of Warrant (Exhibit 4.1 to the Company's Form 8-K filed on September 25, 2020).
4.3	Form of Pre-Funded Warrant (Exhibit 4.2 to the Company's Form 8-K filed on September 25, 2020).
4.4	Form of Warrant to Purchase Common Stock for Innovatus (Exhibit 4.1 to the Company's Form 8-K filed March 20, 2020).
4.5	Form of Pre-Funded Warrant (Exhibit 4.1 to the Company's Form 8-K filed on June 2, 2022).
4.6	Form of PIPE Warrant (Exhibit 4.2 to the Company's Form 8-K filed on June 2, 2022).
4.7	Form of PIPE Pre-Funded Warrant (Exhibit 4.3 to the Company's Form 8-K filed on June 2, 2022).
4.8	Common Stock Purchase Warrant, dated July 10, 2023, issued to Armistice Capital Master Fund Ltd. (Exhibit 4.1 to the Company's Form 10-Q filed on August 14, 2023).
4.9	Form of January 2024 Warrant to Purchase Common Stock issued to Innovatus Life Sciences Lending Fund I, LP (Exhibit 4.1 to the Company's Form 8-K filed on January 8, 2024).
10.1	Third Amendment to and Restatement of Loan and Security Agreement, dated January 1, 2024, by and among the Company, Rockwell Transportation, Inc., Innovatus Life Sciences Lending Fund I, LP and the lenders party thereto (Exhibit 10.1 to the Company's Form 8-K filed on January 8, 2024).
10.2	Sales Agreement, dated April 8, 2022, between Rockwell Medical, Inc. and Cantor Fitzgerald & Co. (Exhibit 1.1 to the Company's Form 8-K filed on April 8, 2022).
10.3	Securities Purchase Agreement, dated April 6, 2022, by and between the Company and DaVita, Inc. (Exhibit 10.1 to the Company's Form 10-Q filed on May 16, 2022).
10.4	RD Securities Purchase Agreement, dated May 30, 2022, by and between the Company and the Purchaser signatory therein (Exhibit 10.1 to the Company's Form 8-K filed on June 2, 2022).
10.5	PIPE Securities Purchase Agreement, dated May 30, 2022, by and between the Company and the Purchaser signatory therein (Exhibit 10.2 to the Company's Form 8-K filed on June 2, 2022).
10.6	Letter Agreement, dated July 10, 2023, by and between Rockwell Medical, Inc. and Armistice Capital Master Fund Ltd. (Exhibit 10.2 to the Company's Form 10-Q filed on August 14, 2023).
10.7	Registration Rights Agreement, dated June 2, 2022, by and between the Company and the Holder signatory thereto (Exhibit 10.3 to the Company's Form 8-K filed on June 2, 2022).
10.8+	Licensing Agreement, dated January 7, 2002, by and among the Company, Charak LLC and Dr. Ajay Gupta (Exhibit 10.18 to the Company's Form 10-KSB filed April 1, 2002).
10.9	Amending Agreement, dated January 16, 2006, by and among the Company, Charak LLC and Dr. Ajay Gupta (Exhibit 10.13 to the Company's Form 10-KSB filed March 21, 2006).
10.10	Master Services and IP Agreement, dated October 7, 2018, by and among the Company, Charak, LLC and Dr. Ajay Gupta (Exhibit 10.34 Company's Form 10-K filed on March 18, 2019).
10.11	Amendment to License Agreement, dated October 7, 2018, by and among the Company, Charak, LLC and Dr. Ajay Gupta (Exhibit 10.35 to the Company's Form 10-K filed on March 18, 2019).

10.12	Commercialization and Technology License Agreement IV Triferic, dated October 7, 2018, by and among the Company, Charak, LLC and Dr. Ajay Gupta (Exhibit 10.36 to the Company's Form 10-K filed on March 18, 2019).
10.13	Technology License Agreement TPN Triferic, dated October 7, 2018, by and among the Company, Charak, LLC and Dr. Ajay Gupta (Exhibit 10.37 to the Company's Form 10-K filed on March 18, 2019).
10.14	Asset Purchase Agreement dated July 10, 2023 by and between Rockwell Medical, Inc. and Evoqua Water Technologies LLC (Exhibit 10.2 to the Company's Form 10-Q filed on August 14, 2023).
10.15	Amendment No. 1 to Asset Purchase Agreement, dated July 12, 2024, by and between Rockwell Medical, Inc., and Evoqua Water Technologies LLC (Exhibit 10.1 to the Company's Form 8-K filed on July 15, 2024).
10.16+	Amended and Restated Products Purchase Agreement dated September 18, 2023 by and between Rockwell Medical, Inc. and DaVita Inc. (Exhibit 10.1 to the Company's Form 10-Q filed on November 14, 2023).
10.17*	Rockwell Medical, Inc. Amended and Restated 2007 Long Term Incentive Plan, as amended effective May 21, 2015 (Appendix to the Company's Proxy Statement for the 2015 Annual Meeting of Shareholders filed on April 13, 2015).
10.18*	Form of Nonqualified Stock Option Agreement (2007 Long Term Incentive Plan) (Director Version) (Exhibit 10.22 to the Company's Form 8-K filed December 20, 2007).
10.19*	Form of Nonqualified Stock Option Agreement (2007 Long Term Incentive Plan) (Employee Version) (Exhibit 10.23 to the Company's Form 8-K filed December 20, 2007).
10.20*	Form of Restricted Stock Award Agreement (2007 Long Term Incentive Plan) (Director Version) (Exhibit 10.62 to the Company's Form 10-K filed February 29, 2016).
10.21*	Form of Performance Share Award Agreement March 2017 (Director Version) (Exhibit 10.65 to the Company's Form 10-Q filed May 9, 2017).
10.22*	Rockwell Medical, Inc. Amended and Restated 2018 Long Term Incentive Plan (Exhibit 10.3 to the Company's Form 10-Q filed on August 14, 2023).
10.23*	Form of Stock Option Agreement (2018 Long Term Incentive Plan) (Exhibit 10.2 to the Company's Form 10-Q filed on November 14, 2022).
10.24*	Form of Contingent Option Agreement for Directors (2018 Long Term Incentive Plan) (Exhibit 10.76 to the Company's Form 8-K filed March 21, 2018).
10.25*	Form of Restricted Stock Unit Award Agreement Employee Version (2018 Long Term Incentive Plan).
10.26*	Form of Restricted Stock Unit Award Agreement Director Version (2018 Long Term Incentive Plan).
10.27*	Rockwell Medical, Inc. Short Term Incentive Plan (Exhibit 10.1 to the Company's Form 10-Q filed on November 14, 2022).
10.28*	Form of Indemnification Agreement (Exhibit 10.1 to the Company's Form 8-K filed August 30, 2019).
10.29*	Stock Appreciation Right Agreement, dated September 5, 2017, by and between the Company and John G. Cooper (Exhibit 10.71 to the Company's Form 10-Q filed November 8, 2017).
10.30*	Employment Agreement, dated June 21, 2022, between Rockwell Medical, Inc. and Mark Strobeck (Exhibit 10.7 to the Company's Form 10-Q filed on August 15, 2022).
10.31*	Employment Agreement dated July 21, 2021 between Rockwell Medical, Inc. and Megan Timmins (Exhibit 10.30 to the Company's Form 10-K filed on March 21, 2024).
10.32*	Employment Agreement, dated as of October 16, 2023, between the Company and Jesse Neri (Exhibit 10.1 to Form 8-K filed on December 12, 2024).
10.33	Rockwell Medical, Inc. Amended and Restated Clawback Policy (Exhibit 10.31 to the Company's Form 10-K filed on March 21, 2024).
10.34	Rockwell Medical, Inc. Statement of Company Policy Prohibiting Insider Trading (Exhibit 10.32 to the Company's Form 10-K filed on March 21, 2024).
21.1	List of Subsidiaries (Company's Form 10-K filed on March 31, 2021).
23.1#	Consent of EisnerAmper LLP.
31.1#	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a).
31.2#	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a).
32.1#	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2#	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Database

101.LAB XBRL Taxonomy Extension Label Linkbase

101.PRE XBRL Taxonomy Extension Presentation Linkbase

104 The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2021, formatted in Inline XBRL (included as Exhibit 101)

*   Indicates management contracts or compensatory plans or arrangements.

\+   Certain confidential portions of this exhibit were omitted by means of marking such portions with asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

\#   Filed herewith

Item 16.   Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKWELL MEDICAL, INC. (Registrant)

By: /s/ Mark Strobeck

Mark Strobeck, Ph.D.
President and Chief Executive Officer

Date: March 20, 2025

POWER OF ATTORNEY

KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark Strobeck and Megan Timmins, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all documents in connection therewith, with the Securities and Exchange commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their and his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Mark Strobeck Mark Strobeck, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	March 20, 2025
/s/ Jesse Neri Jesse Neri	Senior Vice President, Chief Financial Officer (Principal Financial Officer)	March 20, 2025
/s/ Nicholas Fanslau Nicholas Fanslau	Controller (Principal Accounting Officer)	March 20, 2025
/s/ Robert S. Radie Robert S. Radie	Director and Chairman of the Board	March 20, 2025
/s/ John G. Cooper John G. Cooper	Director	March 20, 2025
/s/ Joan Lau Joan Lau, Ph.D.	Director	March 20, 2025
/s/ Allen R. Nissenson Allen R. Nissenson, M.D.	Director	March 20, 2025
/s/ Mark H. Ravich Mark H. Ravich	Director	March 20, 2025
/s/ Andrea Heslin Smiley Andrea Heslin Smiley	Director	March 20, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Rockwell Medical, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rockwell Medical, Inc. and Subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023,and the consolidated results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of Liquidity and Going Concern given loss of Major Customer

As disclosed in Notes 2 and 3 to the consolidated financial statements, the Company received notice that its largest customer, DaVita Inc., which accounted for approximately 45% of 2024 net sales, will transition to another supplier by mid-2025. Management has evaluated the impact of this expected loss of net sales on its ability to continue as a going concern. Management's plan as disclosed in Note 2 includes available cash, cash equivalents and investments available-for-sale of approximately $21.6, as of December 31, 2024, along with increasing prices with some of its customers, acquisition of new customers, projected growth of margins and cost containment activities, to meet its operating requirements for at least the next twelve months from the date of this report all of which are significant assumptions in the Company's evaluation of going concern.

We identified the evaluation of the Company's ability to continue as a going concern as a critical audit matter as there is especially challenging auditor judgment with respect to the assessment of available liquidity and ability to continue as a going concern for at least the next twelve months from the date of this report.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included assessing the design of the controls related to the liquidity and going concern assessment with respect to the impact on future available liquidity given the loss of sales to DaVita, Inc. We reviewed the revised 2025 forecast of purchases received from DaVita, Inc. and sensitized managements available liquidity forecast through the first quarter of 2026 assuming no DaVita, Inc. sales in 2025 and no price increases, new customers, growth of margins or cost containment activities from 2024, noting sufficient available liquidity for at least twelve months from the issuance of the date of this report.

/s/ EisnerAmper LLP

We have served as the Company's auditor since 2023.

EISNERAMPER LLP
West Palm Beach, Florida
March 20, 2025

ROCKWELL MEDICAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and par value amounts)

	December 31, 2024	December 31, 2023
ASSETS		
Cash and Cash Equivalents	$ 15,662	$ 8,983
Investments Available-for-Sale	5,940	1,952
Accounts Receivable, net of a reserve of nil for 2024 and $81 for 2023	8,291	10,901
Inventory, net	5,778	5,871
Prepaid and Other Current Assets	1,359	1,063
Total Current Assets	**37,030**	**28,770**
Property and Equipment, net	5,785	6,402
Inventory - Non-Current	178	178
Right of Use Assets - Operating, net	3,215	2,713
Right of Use Assets - Financing, net	1,344	1,903
Intangible Assets, net	10,207	10,759
Goodwill	921	921
Other Non-Current Assets	528	527
Total Assets	**$ 59,208**	**$ 52,173**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts Payable	$ 2,869	$ 4,516
Accrued Liabilities	6,275	7,149
Deferred Consideration - Current	2,371	2,500
Lease Liabilities - Operating - Current	1,566	1,381
Lease Liabilities - Finance - Current	599	558
Deferred License Revenue - Current	46	46
Insurance Financing Note Payable	268	244
Customer Deposits	97	243
Total Current Liabilities	**14,091**	**16,637**
Lease Liabilities - Operating - Long-Term	1,699	1,433
Lease Liabilities - Finance - Long-Term	931	1,530
Term Loan - Long-Term, Net of Issuance Costs	8,472	8,293
Deferred License Revenue - Long-Term	429	475
Deferred Consideration - Long-Term	1,000	2,500
Long Term Liability - Other	—	14
Total Liabilities	**26,622**	**30,882**
Commitments and Contingencies (See Note 15)		
Stockholders' Equity:		
Preferred Stock, $0.0001 par value, 2,000,000 shares authorized, 15,000 shares issued and outstanding at December 31, 2024 and 2023	—	—
Common Stock, $0.0001 par value, 170,000,000 shares authorized, 34,056,920 and 29,130,607 shares issued and outstanding at December 31, 2024 and 2023, respectively	3	3
Additional Paid-in Capital	430,207	418,487
Accumulated Deficit	(397,678)	(397,198)
Accumulated Other Comprehensive Income (Loss)	54	(1)
Total Stockholders' Equity	**32,586**	**21,291**
Total Liabilities and Stockholders' Equity	**$ 59,208**	**$ 52,173**

The accompanying notes are an integral part of the consolidated financial statements.

ROCKWELL MEDICAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

		Years Ended December 31,		
		2024		2023
Net Sales	$	101,489	$	83,612
Cost of Sales		84,005		74,908
Gross Profit		17,484		8,704
Research and Product Development		19		1,107
Selling and Marketing		2,749		2,125
General and Administrative		14,108		12,142
Operating Income (Loss)		**608**		**(6,670)**
Other Expense:				
Realized Gain on Investments		74		321
Interest Expense		(1,254)		(2,301)
Interest Income		92		211
Total Other Expense, net		**(1,088)**		**(1,769)**
Net Loss	$	**(480)**	$	**(8,439)**
Net Loss Per Share Attributable to Common Stockholders - Basic and Diluted	$	**(0.03)**	$	**(0.37)**
Weighted Average Number of Shares of Common Stock Outstanding - Basic and Diluted		**31,058,539**		**23,322,915**

The accompanying notes are an integral part of the consolidated financial statements.

ROCKWELL MEDICAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

| | Years Ended December 31, | |
	2024	2023
Net Loss	$ (480)	$ (8,439)
Reclassification of Realized Gain on Available-for-Sale Investments Included in Net Loss	(25)	—
Unrealized Gain (Loss) on Available-for-Sale Investments	85	(159)
Foreign Currency Translation Adjustments	(5)	(5)
Comprehensive Loss	$ (425)	$ (8,603)

The accompanying notes are an integral part of the consolidated financial statements.

ROCKWELL MEDICAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands, except share amounts)

	PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL STOCKHOLDERS' EQUITY
	SHARES	AMOUNT	SHARES	AMOUNT				
Balance as of January 1, 2023	15,000	$ —	12,163,673	$ 1	$ 402,701	$ (388,759)	$ 163	$ 14,106
Net Loss						(8,439)	—	(8,439)
Unrealized Loss on Available-for-Sale Investments							(159)	(159)
Foreign Currency Translation Adjustments							(5)	(5)
Vesting of Restricted Stock Units Issued, net of taxes withheld			125,000	—	—		—	—
Issuance of Common Stock in connection with exercise of Prior Warrant and Pre-Funded Warrants, net of offering costs			16,200,990	2	13,718			13,720
Issuance of Common Stock, net of Issuance Costs / At-the-market offerings			640,944	—	1,136		—	1,136
Stock-based Compensation			—	—	932		—	932
Balance as of December 31, 2023	15,000	—	29,130,607	3	418,487	(397,198)	(1)	21,291
Net Loss						(480)	—	(480)
Reclassification of Realized Gains on Available-for-Sale Debt Instrument Investments Included in Net Income							(25)	(25)
Unrealized Gain on Available-for-Sale Investments							85	85
Foreign Currency Translation Adjustments							(5)	(5)
Fair Value of Warrant Related to Debt Financing					247			247
Issuance of common stock, net of offering costs/At-The-Market			4,718,923	—	10,172			10,172
Vesting of Restricted Stock Units Issued, net of taxes withheld			201,348	—	—		—	—
Issuance of common stock upon exercise of options			6,042	—	9		—	9
Stock-based Compensation			—	—	1,292		—	1,292
Balance as of December 31, 2024	15,000	$ —	34,056,920	$ 3	$ 430,207	$ (397,678)	$ 54	$ 32,586

The accompanying notes are an integral part of the consolidated financial statements.

ROCKWELL MEDICAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,	
	2024	**2023**
Cash Flows From Operating Activities:		
Net Loss	**$ (480)**	**$ (8,439)**
Adjustments To Reconcile Net Loss To Net Cash Provided By (Used In) Operating Activities:		
Depreciation and Amortization	2,180	1,444
Stock-based Compensation	1,292	932
Increase in Inventory Reserves	425	1,098
Non-cash Lease Expense from Right of Use Assets	1,960	2,010
Amortization of Debt Financing Costs and Accretion of Debt Discount and Premium	426	1,107
Loss on Disposal of Assets	—	1
Realized Gain on Sale of Investments	(74)	(321)
Changes in Assets and Liabilities:		
Accounts Receivable, net	2,610	(4,642)
Inventory	(332)	1,176
Prepaid and Other Assets	374	1,410
Accounts Payable	(1,647)	463
Lease Liabilities	(1,452)	(1,465)
Accrued and Other Liabilities	(1,034)	(376)
Deferred License Revenue	(46)	(3,810)
Changes in Operating Assets and Liabilities	(1,527)	(7,244)
Cash Provided By (Used In) Operating Activities	**4,202**	**(9,412)**
Cash Flows From Investing Activities:		
Purchase of Investments Available-for-Sale	(5,858)	(5,701)
Sale of Investments Available-for-Sale	2,003	15,301
Purchase of Equipment	(1,011)	(284)
Cash Paid in Connection with Evoqua Asset Acquisition	—	(12,361)
Cash Used In Investing Activities	**(4,866)**	**(3,045)**
Cash Flows From Financing Activities:		
Payments on Debt	—	(2,000)
Payments on Insurance Financing Note Payable	(646)	(992)
Payments on Finance Lease Liabilities	(558)	(522)
Proceeds from Issuance of Common Stock	10,181	14,861
Offering Costs from Issuance of Common Stock	—	(5)
Deferred Consideration Paid in Connection with Evoqua Asset Acquisition	(1,629)	—
Cash Provided By Financing Activities	**7,348**	**11,342**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(5)	(4)
Increase (Decrease) In Cash and Cash Equivalents	6,679	(1,119)
Cash and Cash Equivalents At Beginning Of Year	8,983	10,102
Cash and Cash Equivalents At End Of Year	**$ 15,662**	**$ 8,983**
Supplemental Disclosure of Cash Flow Information:		
Cash Paid for Interest	$ 847	$ 1,209
Supplemental Disclosure of Noncash Investing and Financing Activities:		
Issuance of Warrant in connection with the Third Amendment as Debt Issuance Costs	$ 247	$ —
Right of Use Assets - Operating Obtained in Exchange for Lease Liabilities - Operating	$ 2,012	$ —
Change in Unrealized Gain (Loss) on Investments Available-for-Sale	$ 60	$ (159)
Deferred Consideration from Evoqua Asset Acquisition	$ —	$ 5,000
Increase in Prepaid Assets from Insurance Financing Note Payable	$ 670	$ 733

The accompanying notes are an integral part of the consolidated financial statements.

ROCKWELL MEDICAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business

Rockwell Medical, Inc. (the "Company", "Rockwell", or "Rockwell Medical") is a healthcare company that develops, manufactures, commercializes, and distributes a portfolio of hemodialysis products for dialysis providers worldwide.

Rockwell is a leading supplier of liquid and dry, acid and bicarbonate concentrates for dialysis patients in the United States. Hemodialysis is the most common form of end-stage kidney disease treatment and is usually performed at freestanding outpatient dialysis centers, at hospital-based outpatient centers, at skilled nursing facilities, or in a patient's home.

Rockwell provides the hemodialysis community with products controlled by a Quality Management System regulated by the U.S. Food and Drug Administration ("FDA"). Rockwell manufactures hemodialysis concentrates at its facilities in Michigan, South Carolina and Texas and manufactures its dry acid concentrate mixers at its facility in Iowa. Rockwell delivers the majority of its hemodialysis concentrates products and mixers to dialysis clinics throughout the United States and internationally utilizing its own delivery trucks and third-party carriers.

On July 10, 2023, the Company executed and consummated the transactions contemplated by an Asset Purchase Agreement (the "Purchase Agreement") with Evoqua Water Technologies LLC ("Evoqua") (the "Evoqua Asset Acquisition"). Subject to the terms and conditions of the Purchase Agreement, at the closing of the transaction (the "Closing"), the Company purchased customer relationships, equipment and inventory from Evoqua, which were related to its manufacturing and selling of hemodialysis concentrates products, all of which are manufactured under a contract manufacturing agreement with a third-party organization. See Note 4 for further detail.

In addition to its primary focus on hemodialysis concentrates, Rockwell also has a proprietary parenteral iron product, Triferic® (ferric pyrophosphate citrate ("FPC")), which is indicated to maintain hemoglobin in adult patients with hemodialysis-dependent chronic kidney disease. While Rockwell has discontinued commercialization of Triferic in the United States, the Company had established international partnerships with companies and sought to develop and commercialize Triferic outside the United States and was working closely with these international partners to develop and commercialize Triferic in their respective regions. During the year ended December 31, 2023, the Triferic development effort was terminated resulting in an acceleration of the corresponding deferred license revenue (see Note 10) and a reserve on the non-current inventory (see Note 7). Additionally, Rockwell continues to evaluate the viability of its FPC platform and FPC's potential to treat iron deficiency, iron deficiency anemia, and acute heart failure.

Rockwell was incorporated in the state of Michigan in 1996 and re-domiciled to the state of Delaware in 2019. Rockwell's headquarters is located at 30142 Wixom Road, Wixom, Michigan 48393.

Note 2. Liquidity and Going Concern Considerations

Since inception, Rockwell has incurred significant net losses and has funded its operations primarily through revenue from commercial products, proceeds from the issuance of debt and equity securities and payments from partnerships. At December 31, 2024, Rockwell had an accumulated deficit of approximately $397.7 million and stockholders' equity of $32.6 million. As of December 31, 2024, Rockwell had approximately $21.6 million of cash, cash equivalents and investments available-for-sale, and working capital of $22.9 million. Net cash provided by operating activities for the year ended December 31, 2024 was $4.2 million.

Management evaluated its going concern by reviewing the Company's operational plans which include executing on the projected financial information including expected purchases by DaVita (see Note 3 and Note 6), price increases, acquisition of new customers, projected growth of margins and cost containment activities. Based on the currently available working capital and expectation of the ability of management to execute on the Company's operational plans noted above, management believes the Company currently has sufficient funds to meet its operating requirements for at least the next twelve months from the date of the filing of this report. Additionally, the Company's plans may include raising capital, if needed, by using the $21.1 million remaining on its ATM facility or other methods or forms of financings, subject to existing limitations. If the Company attempts to obtain additional debt or equity financing, the Company cannot assume such financing will be available on favorable terms, if at all.

The Company is subject to certain covenants and cure provisions under its Loan Agreement (as defined below in Note 17) with Innovatus Life Sciences Lending Fund I, LP ("Innovatus"), which, on January 2, 2024, was amended to include, among other things, an interest only period for 30 months, or up to 36 months if certain conditions are met, and to extend the maturity date to January 1, 2029 (See Note 17 for further detail). The Company satisfied those conditions and will now make interest-only payments for the full 36 months. As of December 31, 2024, the Company is in compliance with all covenants.

Global Economic Conditions - Risks and Uncertainties

The global macroeconomic environment is uncertain, and could be negatively affected by, among other things, changes in U.S. trade policies, including tariffs and other trade restrictions or the threat of such actions, instability in the global capital and credit markets, recent bank failures in the United States, supply chain weaknesses, and instability in the geopolitical environment, including as a result of the Russian invasion of Ukraine, the Middle East conflict and other political tensions, and the occurrence of natural disasters and public health crises. Such challenges have caused, and may continue to cause, recession fears, rising interest rates, foreign exchange volatility and inflationary pressures. At this time, the Company is unable to quantify the potential effects, if any, of this economic and political instability on its future operations.

Rockwell has utilized a range of financing methods to fund its operations in the past; however, current conditions in the financial and credit markets may limit the availability of funding, refinancing or increase the cost of funding. Due to the rapidly evolving nature of the global situation, it is not possible to predict the extent to which these conditions could adversely affect the Company's liquidity and capital resources in the future.

Note 3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Rockwell Transportation, Inc. and Rockwell Medical India Private Limited. Rockwell Medical India Private Limited was formed in 2020 for the purpose of conducting certain commercial activities in India. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates. The most significant accounting estimates inherent in the preparation of the financial statements include estimates associated with revenue recognition, impairments of long-lived assets, and deferred consideration.

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers,* issued by the Financial Accounting Standards Board ("FASB"). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

- Step 1: Identify the contract with the customer
- Step 2: Identify the performance obligations in the contract
- Step 3: Determine the transaction price
- Step 4: Allocate the transaction price to the performance obligations in the contract
- Step 5: Recognize revenue when the company satisfies a performance obligation

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by Rockwell from a customer, are excluded from revenue.

Shipping and handling costs associated with outbound freight related to contracts with customers are accounted for as a fulfillment cost and are included in cost of sales when control of the goods transfers to the customer.

Nature of goods and services

The following is a description of principal activities from which the Company generates its revenue. For a discussion of significant market segments and customers, see Note 6.

Product Sales

The Company accounts for individual products and services separately if they are distinct (i.e., if a product or service is separately identifiable from other items and if a customer can benefit from it on its own or with other resources that are readily available to the customer). The consideration, including any discounts, is allocated between separate products and services based on their stand-alone selling prices. The stand-alone selling prices are determined based on the cost plus margin approach.

Drug and dialysis concentrate products are sold directly to dialysis clinics and to wholesale distributors in both domestic and international markets. Distribution and license agreements for which upfront fees are received are evaluated upon execution or modification of the agreement to determine if the agreement creates a separate performance obligation from the underlying product sales. For all existing distribution and license agreements, the distribution and license agreement is not a distinct performance obligation from the product sales. In instances where regulatory approval of the product has not been established and the Company does not have sufficient experience with the foreign regulatory body to conclude that regulatory approval is probable, the revenue for the performance obligation is recognized over the term of the license agreement (over time recognition). Conversely, when regulatory approval already exists or is probable, revenue is recognized at the point in time that control of the product transfers to the customer.

For the majority of the Company's international customers, the Company recognizes revenue when the customer takes control at the shipping point, which is generally the Company's plant or warehouse. For other customers, the Company recognizes revenue based on when the customer takes control of the product upon delivery. The amount of revenue recognized is based on the purchase order less returns and adjusted for any rebates, discounts, chargebacks or other amounts paid to customers estimated at the time of sale. Customers typically pay for the product based on customary business practices with payment terms averaging 30 days, while a small subset of customers have payment terms averaging 60 days.

Deferred License Revenue

The Company received upfront fees under five distribution and license agreements that have been deferred as a contract liability and presented on the accompanying consolidated balance sheets as deferred license revenue. The amounts received from Wanbang Biopharmaceuticals Co., Ltd. ("Wanbang"), Sun Pharmaceutical Industries Ltd. ("Sun Pharma"), Jeil Pharmaceutical Co., Ltd. ("Jeil Pharma") and Drogsan Pharmaceuticals ("Drogsan Pharma") are recognized as revenue over the estimated term of the applicable distribution and license agreement as regulatory approval was not received and the Company did not have sufficient experience in China, India, South Korea and Turkey, respectively, to determine that regulatory approval was probable as of the execution of the agreement. The amounts received from Baxter Healthcare Corporation ("Baxter") were deferred and recognized as revenue at the point in time the estimated product sales under the agreement occurred. During the year ended December 31, 2023, all remaining deferred revenue relating to the distribution and license agreements with Wanbang and Baxter was recognized as revenue. For additional information related to the Company's deferred license revenue, see Note 10.

Product Purchase Agreement

On September 18, 2023, Rockwell and DaVita entered into the Amended Agreement, which amends and restates the Product Purchase Agreement, dated July 1, 2019, as amended, under which the Company supplies DaVita with certain dialysis concentrates. Under the Amended Agreement, the Company and DaVita agreed to an increase in product pricing, effective September 1, 2023 and a one-time payment of $0.4 million to Rockwell on or after December 1, 2023. The term of the Amended Agreement expired on December 31, 2024. Prior to the expiration, the Company received written notice from DaVita, notifying the Company that DaVita intended to extend the term of the Amended Agreement through December 31, 2025 (the "Extension Term"). Product pricing was increased for the Extension Term. However, DaVita subsequently indicated that it will completely transition to another supplier by mid-2025, subject to further discussions between Rockwell and DaVita, which are ongoing and include a potential contract extension and/or future volume commitments by DaVita to Rockwell. There can be no assurances that these discussions will yield a successful outcome for Rockwell.

Disaggregation of revenue

Revenue is disaggregated by primary geographical market, major product line, and timing of revenue recognition.

In thousands	Year Ended December 31, 2024		
Products By Geographic Area	**Total**	**U.S.**	**Rest of World**
Drug Revenues			
License Fee – Over time	$ 46	$ —	$ 46
Total Drug Products	46	—	46
Concentrate Products			
Product Sales – Point-in-time	101,443	92,258	9,185
Total Concentrate Products	101,443	92,258	9,185
Net Revenue	$ 101,489	$ 92,258	$ 9,231

In thousands	Year Ended December 31, 2023		
Products By Geographic Area	**Total**	**U.S.**	**Rest of World**
Drug Revenues			
License Fee – Over time	$ 2,338	$ —	$ 2,338
Total Drug Products	2,338	—	2,338
Concentrate Products			
Product Sales – Point-in-time	79,802	72,871	6,931
License Fee – Over time	1,472	1,472	—
Total Concentrate Products	81,274	74,343	6,931
Net Revenue	$ 83,612	$ 74,343	$ 9,269

Contract balances

The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers.

In thousands	December 31, 2024	December 31, 2023	January 1, 2023
Accounts Receivable, net	$ 8,291	$ 10,901	$ 6,259
Contract Liabilities, which are included in deferred license revenue	$ 475	$ 521	$ 4,331

There were no other material contract assets recorded on the consolidated balance sheets as of December 31, 2024 and 2023. The Company does not generally accept returns of its concentrate products and no material reserve for returns of concentrates products was established as of December 31, 2024 or 2023.

The contract liabilities primarily relate to upfront fees under distribution and license agreements with Wanbang, Sun Pharma, Jeil Pharma, and Drogsan Pharma.

Transaction price allocated to remaining performance obligations

For each of the years ended December 31, 2024 and 2023, the Company recognized $46,000 and $3.8 million as revenue from amounts classified as contract liabilities (i.e., deferred license revenue) as of December 31, 2023 and 2022, respectively.

Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced and contracts with variable consideration related to undelivered performance obligations, totaled $0.0 million and $0.5 million as of December 31, 2024 and 2023, respectively. The amount relates primarily to upfront payments and consideration received from customers that are received in advance of the customer assuming control of the related products. The Company applies the practical expedient in ASC 606, paragraph 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of 90 days or less at acquisition to be cash equivalents. Cash and cash equivalents include cash held in banks, money market mutual funds and unrestricted certificates of deposit. The Company's cash and cash equivalents exceeds the Federal Deposit Insurance Corporation insured limits. The Company has not experienced any credit losses for amounts in excess of insured limits. Currently, the Company does not reasonably believe a significant risk of credit loss exists.

Fair Value Measurement

The Company applies the guidance issued with ASC 820, *Fair Value Measurements*, which provides guidance on the development and disclosure of fair value measurements. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance classifies fair value measurements in one of the following three categories for disclosure purposes:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 prices for similar assets or liabilities that are directly or indirectly observable in the marketplace.

Level 3: Unobservable inputs which are supported by little or no market activity and values determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Investments – Available for Sale

The Company determines the appropriate classification of its investments in equity and debt securities at the time of purchase and reevaluates such determination at each balance sheet date. Marketable equity securities that are bought principally for the purpose of selling them in the near term are reported at fair value, with unrealized gains and losses recognized in earnings. Marketable debt securities classified as available for sale securities are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income (loss) and reported in stockholders' equity.

The Company may be exposed to credit losses through its available-for-sale debt securities. Unrealized losses or impairments resulting from the amortized cost basis of any available-for-sale debt security exceeding its fair value are evaluated for identification of credit and non-credit related factors. Any difference between the fair value of the debt security and the amortized cost basis not attributable to credit related factors are reported in other comprehensive income. A credit-related impairment is recognized as an allowance on the balance sheet with a corresponding adjustment to earnings. When evaluating the investments for impairment at each reporting period, the Company reviews factors such as the extent of the unrealized loss, current and future economic market conditions and the economic and financial condition of the issuer and any changes thereto. Realized gains or losses resulting from the sale of these securities are determined based on the specific identification of the securities sold.

Accounts Receivable

Accounts receivable are stated at invoice amounts. The carrying amount of trade accounts receivable is reduced by an allowance for credit losses that reflects our best estimate of accounts that may not be collected. The Company reviews outstanding trade accounts receivable balances and based on its assessment of expected collections, the Company estimates the portion, if any, of the balance that may not be collected based on future forecasts, historical loss information, and current economic conditions. All accounts or portions thereof deemed to be uncollectible are written off to the allowance for credit losses and credit loss expense.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined on the first-in first-out (FIFO) method. Inventory that is not expected to be converted to cash over the next year is classified as non-current. The Company's policy is to reserve for its drug product inventory that it determines is unlikely to be sold to, or if sold, unlikely to be utilized by its customers on or before its expiration date.

Property and Equipment

Property and equipment is recorded at cost and is depreciated using the straight-line method over the useful lives of the assets, which range from three to ten years. Expenditures for routine maintenance and repairs are expensed as incurred. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives or the related lease term.

Impairment of Long-lived Assets and Goodwill

Long-lived assets, such as property and equipment and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment losses on long-lived assets are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts. For the years ended December 31, 2024 and 2023, there were no impairments of long-lived assets.

Rockwell reviews goodwill and indefinite-lived intangible assets at least annually for possible impairment. Goodwill and indefinite-lived intangible assets are reviewed for possible impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit or the indefinite-lived intangible assets below their carrying values. Rockwell completed its annual impairment tests as of December 31, 2024 and 2023, and determined that no adjustment for impairment of goodwill or intangible assets was required during the years ended December 31, 2024 and 2023.

Goodwill and Intangible Assets

Goodwill is the excess of purchase price over the fair value of identified net assets of businesses acquired. Intangible assets with indefinite useful lives are measured at their respective fair values as of the acquisition date. Goodwill was $0.9 million at both December 31, 2024 and 2023.

Definite-lived intangible assets consist of our customer list associated with the Evoqua Asset Acquisition and license fees related to the technology, intellectual property and marketing rights for Triferic covered under certain issued patents. Definite-lived intangible assets have been capitalized and are being amortized over their useful life.

Income Taxes

Rockwell accounts for income taxes in accordance with the provisions of ASC 740-10, *Income Taxes.* A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the year. Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between book and tax accounting and operating loss and tax credit carryforwards. A valuation allowance is established for deferred tax assets if the Company determine it to be more likely than not that the deferred tax asset will not be realized.

The effects of tax positions are generally recognized in the financial statements consistent with amounts reflected in returns filed, or expected to be filed, with taxing authorities. For tax positions that the Company considers to be uncertain, current and deferred tax liabilities are recognized, or assets derecognized, when it is probable that an income tax liability has been incurred and the amount of the liability is reasonably estimable, or when it is probable that a tax benefit, such as a tax credit or loss carryforward, will be disallowed by a taxing authority. The amount of unrecognized tax benefits related to current tax positions is insignificant. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as income tax expense.

Research and Product Development

The Company recognizes research and product development expenses as incurred. The Company incurred product development and research costs related to the commercial development, patent approval and regulatory approval of new products aggregating approximately $19,000 and $1.1 million for the years ended December 31, 2024 and 2023, respectively.

Stock-Based Compensation

Service-Based Stock Unit Awards

The Company expenses stock-based compensation to employees and non-employees over the requisite service period based on the grant-date fair value of the awards. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model, and the assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. For the years ended December 31, 2024 and 2023, the Company recorded stock-based compensation expense on its options granted under the Company's equity compensation plans to its directors and officers, and its employees (See Note 13).

Market and Performance-Based Stock Unit Awards

In addition to awards with service-based vesting conditions, the Company has granted performance share units with market and performance conditions, to certain of its executives. The fair value of awards with performance conditions are based on the fair value of the Company's common stock on the date of grant. The fair value of awards with market conditions are based on a Monte Carlo simulation model. Assumptions and estimates utilized in the calculation of the fair value of the market awards include the risk-free interest rate, dividend yield, average closing price, expected volatility based on the historical volatility of the Company, and the remaining period of the award.

The awards with performance conditions vest and result in issuance, at settlement, of common stock for each recipient based upon the recipient's continued employment with the Company through the settlement date of the award and the Company's achievement of specified milestones. The requisite service period of the awards with performance conditions is generally 1-2 years. In the case of awards with performance conditions, the Company recognizes stock-based compensation expense based on the grant date fair value of the award when achievement of the underlying performance-based targets become probable.

The awards with market conditions vest and result in the issuance of common stock based upon the recipient's continuing employment with the Company through the settlement date of the award related to the market capitalization criteria. The fair value related to the awards with market conditions is recorded as stock-based compensation expense over the period from date of grant to the settlement date regardless of whether the market capitalization is achieved.

Leases

The Company accounts for its leases under ASC 842, *Leases*. Under this guidance, arrangements meeting the definition of a lease are classified as operating or finance leases and are recorded on the consolidated balance sheets as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use assets are amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line expense over the lease term. Variable lease expenses, if any, are recorded when incurred.

In calculating the right-of-use assets and lease liabilities, the Company elected the practical expedient to combine lease and non-lease components. Additionally, the Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

Commitments and Contingencies

In the normal course of business, the Company may become subject to loss contingencies, such as legal proceedings and claims arising out of its business, including government investigations. An accrual for a loss contingency is recognized when it is probable that an asset had been impaired or a liability had been incurred and the amount of loss can be reasonably estimated. The Company expenses legal costs associated with loss contingencies as they are incurred.

Loss Per Share

ASC 260, *Earnings Per Share*, requires dual presentation of basic and diluted earnings per share ("EPS"), with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that are then shared in the earnings of the entity.

Basic income (loss) per share ("EPS") is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, using the more dilutive of the two-class method and the if-converted method in the period of earnings. The two-class method is an earnings allocation method that determines income (loss) per share (when there are earnings) for common stock and participating securities. The if-converted method assumes all convertible securities are converted into common stock. Diluted EPS excludes all dilutive potential shares of common stock if their effect is anti-dilutive.

The Company's potentially dilutive securities include stock options, restricted stock awards and units, convertible preferred stock and warrants. The following table includes the potential shares of common stock that were excluded from the computation of diluted EPS per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

| | As of December 31, | |
	2024	2023
Warrants to Purchase Common Stock	3,984,484	3,793,388
Options to Purchase Common Stock	1,886,247	1,328,621
Convertible Preferred Stock	1,391,045	1,363,636
Unvested Restricted Stock Units	584,309	258,885
Unvested Restricted Stock Awards	891	891
Total	7,846,976	6,745,421

The following table presents the calculation of basic and diluted EPS:

| | Years Ended December 31, | |
	2024	2023
Numerator:		
Net Loss	$ (480)	$ (8,439)
Accretion of Series X Preferred Stock	(302)	(150)
Net Loss Attributable to Common Stockholders	$ (782)	$ (8,589)
Denominator		
Weighted Average Number of Shares of Common Stock Outstanding - Basic and Diluted	31,058,539	23,322,915
Net Loss Per Share Attributable to Common Stockholders - Basic and Diluted	$ (0.03)	$ (0.37)

Accumulated Other Comprehensive Income

Accumulated other comprehensive income includes all changes in equity during a period except those that resulted from investments by or distributions to the Company's stockholders. Accumulated other comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income, but excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Accumulated other comprehensive income consists of unrealized gains and losses on available-for-sale investment in debt securities and foreign currency translation adjustments.

Adoption of Recent Accounting Pronouncements and New Accounting Pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company's financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company's consolidated financial statements properly reflect the change.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting - Improvements to Reportable Segment Disclosures*, which updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The Company adopted ASU 2023-07 on January 1, 2024, and the information presented in Note 6 reflects the enhanced disclosures.

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*, which updates income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU are effective for annual periods beginning after December 15, 2024. The Company is in the process of determining the effect this ASU will have on the consolidated financial statements.

In November 2024, the FASB issued ASC 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expense*s, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the consolidated statement of operations. This new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the consolidated financial statements. The Company is currently assessing the impact this ASU will have on the consolidated financial statements and footnote disclosures.

Note 4. Asset Acquisition

On July 10, 2023, the Company completed the Evoqua Asset Acquisition. At the Closing, the Company purchased customer relationships, equipment and inventory from Evoqua, which were related to manufacturing and selling of hemodialysis concentrates products, all of which are manufactured under a contract manufacturing agreement with a third-party organization.

Pursuant to the Purchase Agreement, total consideration was $17.4 million, comprising a cash payment at Closing of $12.4 million (inclusive of transaction costs) and two $2.5 million deferred payments. On July 12, 2024, the Company and Evoqua executed an amendment to the Purchase Agreement (the "First Amendment"), which stipulated that the first deferred payment would be partially offset by $0.3 million to reimburse the Company for certain expenses incurred following the close of the Evoqua Asset Acquisition and split the first deferred payment into four quarterly installments to be paid through April 2025. The First Amendment also split the second deferred payment into four quarterly installments to be paid from July 2025 through April 2026. During the year ended December 31, 2024, the Company paid the first two installments of the first deferred payment totaling $1.3 million. The remaining installments due within the next twelve months are included as Deferred Consideration - Current on the Company's consolidated balance sheets.

The transaction was accounted for as an asset acquisition, as the acquired assets did not meet the definition of a business as defined by ASC 805, *Business Combinations*.

The purchase price was allocated, on a relative fair value basis, to the assets acquired at the July 10, 2023 acquisition date as follows (table in thousands):

Consideration		
Cash Payment	$	12,233
Deferred Consideration		5,000
Transaction Costs		128
Total Consideration	$	17,361

Assets Acquired		
Customer Relationships Intangible Asset	$	11,035
Equipment		5,093
Inventory		1,233
Total Assets Acquired	$	17,361

The fair value of the customer relationships intangible asset was determined using a multi-period excess earnings method, a form of the income approach, which incorporates the estimated future cash flows to be generated from the customer base. Key assumptions included discounted cash flows, estimated life cycle and customer attrition rates. Customer relationships are being amortized over a period of 20 years. Given the recency of the purchase of the equipment in which the assets were recorded at relative fair value, the Company determined the fair value of the equipment using a cost approach, which considered assumptions over the equipment's current replacement cost and useful life. Inventory was purchased directly from the contract manufacturer holding the inventory, which approximated fair value.

During the year ended December 31, 2024, the Company recorded amortization of its customer relationship intangible asset of $0.6 million, resulting in a net intangible asset of $10.2 million as of December 31, 2024. During the year ended December 31, 2023, the Company recorded amortization of its customer relationship intangible asset of $0.3 million.

Estimated future amortization expense on the Company's customer relationships intangible asset as of December 31, 2024 is as follows (table in thousands):

Year ending December 31:		
2025	$	552
2026		552
2027		552
2028		552
2029		552
Thereafter		7,447
Total	$	10,207

Note 5. Investments - Available-for-Sale

Investments available-for-sale consisted of the following as of December 31, 2024 and 2023 (table in thousands):

	December 31, 2024									
	Amortized Cost		Unrealized Gain		Unrealized Loss		Accrued Interest		Fair Value	
Available-for-Sale Securities										
Debt Securities	$	5,880	$	60	$	—	$	—	$	5,940

	December 31, 2023				
	Amortized Cost	Unrealized Gain	Unrealized Loss	Accrued Interest	Fair Value
Available-for-Sale Securities					
Debt Securities	$ 1,948	$ 4	$ —	$ —	$ 1,952

The fair value of investments available-for-sale are determined using quoted market prices from daily exchange-traded markets based on the closing price as of the balance sheet date and are classified as a Level 1 measurement under ASC 820, *Fair Value Measurements*.

During the year ended December 31, 2024, the Company sold the investments outstanding as of December 31, 2023 for a realized gain of $0.1 million, which is included in realized gain on available-for-sale investments on the consolidated statements of operations.

As of December 31, 2024, the Company's remaining available-for-sale securities are U.S. Department of the Treasury bonds and are all due within one year.

Note 6. Segment Reporting, Significant Market Segments and Customers

Operating segments are defined as components of an entity about which discrete financial information is evaluated regularly by the Company's Chief Operating Decision Maker ("CODM") in deciding how to allocate resources and assess performance. Rockwell operates in one market segment, the hemodialysis market, which involves the manufacture, sale and distribution of hemodialysis products to hemodialysis clinics, including pharmaceutical, dialysis concentrates, dialysis kits and other ancillary products used in the dialysis process. Accordingly, the Company has one reportable segment. The Company has a single management team that reports to the Chief Executive Officer, the Company's CODM, who comprehensively manages the entire Company. The accounting policies of the segment are the same as those described in the summary of significant accounting policies.

The CODM assesses performance for the segment and decides how to allocate resources based on net loss that also is reported on the statements of operations and comprehensive loss as net loss. The CODM uses net loss to monitor budget and forecast versus actual results in assessing segment performance, as well as cash forecast models, in order to evaluate operating results and performance in deciding how to allocate resources. The measure of segment assets is reported on the balance sheets as total assets.

The Company's significant segment expenses for its one segment for the year ended December 31, 2024, and 2023 consisted of the following (table in thousands):

	Years Ended December 31,	
	2024	2023
Net Sales	$ 101,489	$ 83,612
Cost of Sales	84,005	74,908
Gross Profit	17,484	8,704
Employee Compensation	9,452	8,067
Administrative Costs	7,424	7,307
Operating Income (Loss)	**608**	**(6,670)**
Other Expense:		
Realized Gain on Investments	74	321
Interest Expense	(1,254)	(2,301)
Interest Income	92	211
Total Other Expense, net	**(1,088)**	**(1,769)**
Net Loss	**$ (480)**	**$ (8,439)**

Significant Market Segments and Customers

Rockwell's customer mix is diverse, with most customer sales concentrations under 10%, however, one customer, DaVita, accounted for approximately 45% of Rockwell's total net product sales in 2024 and 47% of its total net product sales in 2023. Rockwell's accounts receivable from DaVita were approximately 20% and 19% of the total net consolidated accounts receivable balance as of December 31, 2024 and 2023, respectively. For additional information regarding the Company's contracts with DaVita, see Notes 3 and 10.

DaVita is important to Rockwell's business, financial condition and results of operations. The loss of any significant accounts could have a material adverse effect on the Company's business, financial condition and results of operations. No other current customer accounted for more than 10% of sales in any of the last two years.

The majority of Rockwell's international sales in each of the last two years were sales to domestic distributors that were resold to end users outside the United States. Rockwell's sales to foreign customers and distributors accounted for approximately 9% of its total sales in 2024 and 2023.

Note 7. Inventory

Components of inventory, net of reserves as of December 31, 2024 and 2023 were as follows (table in thousands):

	December 31, 2024	December 31, 2023
Inventory - Current Portion		
Raw Materials	$ 3,010	$ 2,250
Work in Process	367	351
Finished Goods	2,401	3,270
Total Current Inventory	5,778	5,871
Inventory - Long Term[1]	178	178
Total Inventory	$ 5,956	$ 6,049

_____

1. Represents inventory related to Triferic raw materials, which is expected to be utilized for the Company's international partnerships, net of a reserve of $1.1 million related to the termination of the development of Triferic in Wanbang in August 2023 as a result of the failure to demonstrate efficacy when compared with a placebo in its phase III clinical studies.

As of December 31, 2024 and 2023, Rockwell had total current concentrate inventory aggregating $6.2 million and $5.9 million, respectively, against which Rockwell had reserved $0.5 million and an immaterial amount, respectively.

Note 8. Property and Equipment

As of December 31, 2024 and 2023, the Company's property and equipment consisted of the following (table in thousands):

	December 31, 2024	December 31, 2023
Machinery and Equipment	$ 11,973	$ 11,131
Information Technology & Office Equipment	1,845	1,845
Leasehold Improvements	1,562	1,423
Laboratory Equipment	807	807
Total Property and Equipment	16,187	15,206
Accumulated Depreciation and Amortization	(10,402)	(8,804)
Property and Equipment, net	$ 5,785	$ 6,402

Depreciation and amortization expense for the years ended December 31, 2024 and 2023 was $1.6 million and $1.2 million, respectively.

Note 9. Accrued Liabilities

Accrued liabilities as of December 31, 2024 and 2023 consisted of the following (table in thousands):

	December 31, 2024	December 31, 2023
Accrued Compensation and Benefits	$ 2,744	$ 2,413
Accrued Unvouchered Receipts	1,417	1,663
Accrued Manufacturing Expense	602	1,064
Accrued Workers Compensation	176	254
Other Accrued Liabilities	1,336	1,755
Total Accrued Liabilities	$ 6,275	$ 7,149

Note 10. Deferred License Revenue

In October 2014, the Company entered into an exclusive distribution agreement with Baxter, which had a term of 10 years, and received an upfront fee of $20 million. Under the exclusive distribution agreement, Baxter distributed and commercialized Rockwell's hemodialysis concentrates products and provided customer service and order delivery to nearly all U.S. customers. The upfront fee was recorded as deferred license revenue and was being recognized based on the proportion of product shipments to Baxter in each period, compared with total expected sales volume over the term of the distribution agreement. On November 9, 2022, Rockwell incurred a fee to Baxter, which was reflected as a reduction to revenue on the consolidated statements of operations, and was payable in two equal installments on January 1, 2023 and April 1, 2023, to reacquire its distribution rights to its hemodialysis concentrates products from Baxter and terminated the distribution agreement. Exclusivity and other provisions associated with the distribution agreement terminated November 9, 2022 and the remaining operational elements of the agreement terminated December 31, 2022. To ensure that customer needs continued to be met after January 1, 2023, Rockwell agreed to provide certain services to a group of Baxter's customers until March 31, 2023, and Baxter and Rockwell worked together to transition customers' purchases of Rockwell's hemodialysis concentrates through that date. Following the reacquisition of these rights, Rockwell is now unrestricted in its ability to sell its hemodialysis concentrates products to dialysis clinics throughout the United States and around the world. The Company recognized the remaining deferred revenue of $1.5 million during the year ended December 31, 2023.

The remaining agreements with Sun Pharma, Jeil Pharmaceutical, and Drogsan Pharmaceuticals comprise the current and long-term portions of deferred license revenue on the consolidated balance sheets as of December 31, 2024 and 2023.

Note 11. Insurance Financing Note Payable

On June 4, 2024, the Company entered into a short-term note payable with a principal amount of $0.7 million, bearing interest at a rate of 7.89% per annum to finance various insurance policies, which required an upfront payment of $0.2 million. Principal and interest payments related to this note began on July 3, 2024 and will be paid in 10 equal monthly payments of $0.1 million, with the final payment due on April 3, 2025. As of December 31, 2024, the balance of the insurance financing note payable was $0.3 million.

On June 3, 2023, the Company entered into a new short-term note payable for $0.7 million, bearing interest at 9.59% per annum to finance various insurance policies. Principal and interest payments related to this note began on July 3, 2023 and are paid on a straight-line amortization over nine months with the final payment due on March 3, 2024. As of December 31, 2023, the Company's insurance note payable balance was $0.2 million. During the year ended December 31, 2024, the Company's insurance financing note payable balance was paid in full.

Note 12. Stockholders' Equity

Preferred Stock

On April 6, 2022, the Company and DaVita entered into the Securities Purchase Agreement (the "SPA"), which provided for the issuance by the Company of up to $15 million of preferred stock to DaVita, which was issued to DaVita during 2022 and, by virtue, made DaVita a related party.

The Series X Preferred Stock was issued for a price of $1,000 per share (the "Face Amount"), subject to accretion at a rate of 1% per annum, compounded annually. If the Company's common stock trades above $22.00 for a period of 30 calendar days, the accretion will thereafter cease. As of December 31, 2024, the Series X Preferred Stock accreted a total of $0.3 million.

The Series X Convertible Preferred Stock is convertible to common stock at a rate equal to the Face Amount, divided by a conversion price of $11.00 per share (subject to adjustment for future stock splits, reverse stock splits and similar recapitalization events). As a result, each share of Series X Preferred Stock will initially convert into approximately 91 shares of common stock. DaVita's right to convert to common stock is subject to a beneficial ownership limitation, which is initially set at 9.9% of the outstanding common stock, which limitation may be reset (not to exceed 19.9%) at DaVita's option and upon providing prior written notice to the Company. In addition, any debt financing is limited by the terms of our SPA with DaVita. Specifically, until DaVita holds less than 50% of its original investment in the Company's Series X Convertible Preferred Stock, the Company may only incur additional debt in the form of a purchase money loan, a working capital line of up to $5 million, or refinance existing debt, unless DaVita consents.

Additionally, the Series X Preferred Stock has a deemed liquidation event and redemption clause which could be triggered if the sale of all or substantially all of the Company's assets relating to the Company's dialysis concentrates business line. Since the Series X Preferred Stock may be redeemed if certain assets are sold at the option of the holder, but is not mandatorily redeemable and the sale of the assets that would allow for redemption is within the control of the Company, the preferred stock has been classified as permanent equity and initially recognized at fair value of $15 million (the proceeds on the date of issuance) less issuance costs of $0.1 million, resulting in an initial value of $14.9 million. The Company will assess at each reporting period whether conditions have changed to now meet the mandatory redemption definition which could trigger liability classification.

As of December 31, 2024 and 2023, there were 2,000,000 shares of preferred stock, $0.0001 par value per share, authorized and 15,000 shares of preferred stock issued and outstanding.

Common Stock

As of December 31, 2024 and 2023, there were 170,000,000 shares of common stock, $0.0001 par value per share, authorized and 34,056,920 and 29,130,607 shares issued and outstanding, respectively.

As of December 31, 2024 and 2023, the Company reserved for issuance the following shares of common stock related to the potential exercise of employee stock options, unvested restricted stock, convertible preferred stock, and all other warrants (collectively, "common stock equivalents"):

	As of December 31,	
Common Stock and Common Stock Equivalents:	**2024**	**2023**
Common Stock	34,056,920	29,130,607
Options to Purchase Common Stock	1,886,247	1,328,621
Unvested Restricted Stock Awards	891	891
Unvested Restricted Stock Units	584,309	258,885
Convertible Preferred Stock	1,391,045	1,363,636
Warrants to Purchase Common Stock	3,984,484	3,793,388
Total	41,903,896	35,876,028

Controlled Equity Offering

On April 8, 2022, the Company entered into the Sales Agreement with Cantor Fitzgerald & Co. as Agent, pursuant to which the Company may offer and sell from time to time up to $12.2 million of shares of Company's common stock through the Agent. This agreement expired on October 8, 2024 and, upon the effectiveness of the new registration statement on October 21, 2024, was deemed terminated. On November 13, 2024, in connection with the new registration statement, the Company filed a prospectus supplement covering the offer and sale of an aggregate offering price of up to $25.0 million of shares of the Company's common stock through the Agent (as amended, the "ATM facility"). The offering and sale of such shares has been registered under the Securities Act of 1933, as amended.

During the year ended December 31, 2024, 4,718,923 shares were sold pursuant to the Sales Agreement for net proceeds of $10.2 million. Approximately $21.1 million remains available for sale under the ATM facility.

Warrants

On May 30, 2022, the Company entered into the Registered Direct Purchase Agreement with the Purchaser, pursuant to which the Company issued and sold, in a registered direct offering (the "Offering"), 844,613 shares of its common stock at price of $1.39 per share, and pre-funded warrants to purchase up to an aggregate of 7,788,480 shares of common stock (the "Pre-Funded Warrants" and the shares of common stock underlying the Pre-Funded Warrants, the "Warrant Shares"). The purchase price of each Pre-Funded Warrant was equal to the price at which a share of common stock was sold to the public in the Offering, minus $0.0001, and the exercise price of each Pre-Funded Warrant was $0.0001 per share. The Registered Direct Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchaser and customary indemnification rights and obligations of the parties.

During the year ended December 31, 2023, 6,300,000 Pre-Funded Warrants to purchase common stock were exercised at an exercise price of $0.0001 per share, which resulted in gross proceeds to the Company of $630. As of December 31, 2023, no Pre-Funded Warrants remained outstanding.

On July 10, 2023, the Company entered into a letter agreement (the "Letter Agreement") with Armistice Capital Master Fund Ltd. ("Armistice"), which held a warrant (the "Prior Warrant") to purchase 9,900,990 shares of common stock of the Company (the "Common Stock") with an exercise price of $1.39 per share, offering Armistice the opportunity to exercise the Prior Warrant for cash, provided the Prior Warrant was exercised for cash on or prior to 5:00 P.M. Eastern Time on July 10, 2028 (the "End Date"). In addition, Armistice would receive a "reload" warrant (the "Reload Warrant") to purchase 3,750,000 shares of Common Stock with an exercise price of $5.13 per share, the closing price as reported by the Nasdaq Capital Market on July 7, 2023. The Reload Warrant may be exercised at all times prior to the 54 months' anniversary of its issuance date. The Prior Warrant and the Reload Warrant both provide that a holder (together with its affiliates) may not exercise any portion of the Prior Warrant or the Reload Warrant to the extent that the holder would own more than 9.99% of the Company's outstanding Common Stock immediately after exercise, as such percentage ownership is determined in accordance with the terms of such warrant. To the extent the exercise of the Prior Warrant would result in Armistice holding more than 9.99% of the Company's outstanding Common Stock, such shares of Common Stock in excess of 9.99% will be held in abeyance.

Armistice exercised the Prior Warrant on July 10, 2023, and the Company received gross proceeds of approximately $13.8 million.

Third Amendment

As discussed in Note 17, on January 2, 2024, the Company entered into the Third Amendment of its Loan and Security Agreement with Innovatus. In connection with the execution of the Third Amendment, the Company issued to Innovatus a warrant to purchase 191,096 shares of the Company's common stock with an exercise price of $1.83 per share. The warrant may be exercised on a cashless basis and is immediately exercisable through January 2, 2029. The number of shares of common stock for which the warrant is exercisable and the exercise price are subject to certain proportional adjustments as set forth in the Third Amendment. The warrant is equity-classified with a fair value of approximately $0.2 million at issuance, which was treated as a debt issuance cost and will be amortized through interest expense over the remaining contractual term of the Term Loan.

The fair value of the warrant at the issuance date was calculated using the Black-Scholes pricing model and include the following assumptions:

Expected Stock Price Volatility	85.00%
Risk-free Interest Rate	3.93%
Term (years)	5.0
Dividend Yield	0%

Note 13. Stock-Based Compensation

The Board of Directors adopted the 2018 Long-Term Incentive Plan ("2018 LTIP") on January 29, 2018 as a replacement for the Company's prior 2007 Long Term Incentive Plan. As of December 31, 2024, the maximum number of shares of common stock with respect to which awards may be issued under the 2018 LTIP, as amended and restated, was 2,618,182. As of December 31, 2024, the 2018 LTIP had 294,686 shares of common stock available for grant. The Compensation Committee of the Board of Directors (the "Committee") is responsible for the administration of the 2018 LTIP, including the grant of stock based awards and other financial incentives including performance based incentives to employees, non-employee directors and consultants.

The Company's stock option agreements under the 2018 LTIP allow for the payment of the exercise price of vested stock options either through cash remittance in exchange for newly issued shares, or through non-cash exchange of previously issued shares held by the recipient for at least six months in exchange for our newly issued shares. The 2018 LTIP also allows for the retention of shares in payment of the exercise price and income tax withholding. The latter method results in no cash being received by the Company but also results in a lower number of total shares being outstanding subsequently as a direct result of this exchange of shares. Shares returned to the Company in this manner are retired.

The Company recognized total stock-based compensation expense during the years ended December 31, 2024 and 2023 as follows (table in thousands):

| | Year Ended December 31, | | | |
	2024		2023	
Service Based Awards:				
Restricted Stock Units	$	673	$	375
Stock Option Awards		619		557
Total	$	1,292	$	932

Performance Based Restricted Stock Awards

A summary of the Company's performance based restricted stock awards during the year ended December 31, 2024 is as follows:

Performance Based Restricted Stock Awards	Number of Shares	Weighted Average Grant-Date Fair Value	
Unvested at January 1, 2024	891	$	62.70
Unvested at December 31, 2024	891	$	62.70

Performance-based restricted stock awards are measured based on their fair value on the date of grant and amortized over the vesting period of 20 months. As of December 31, 2024, there is no unrecognized stock-based compensation expense related to performance-based restricted stock awards.

Service Based Restricted Stock Units

A summary of the Company's service based restricted stock units during the year ended December 31, 2024 is as follows:

Service Based Restricted Stock Units	Number of Shares	Weighted Average Grant-Date Fair Value	
Unvested at January 1, 2024	258,885	$	1.83
Granted	541,656	$	1.77
Vested	(216,232)	$	2.15
Unvested at December 31, 2024	584,309	$	1.72

The fair value of service based restricted stock units are measured on the date of grant and amortized over the vesting period. The vesting periods range from 1 to 3 years. As of December 31, 2024, the unrecognized stock-based compensation expense was $0.5 million which is expected to be recognized over the next 1.2 years.

Service Based Stock Option Awards

The fair value of the service based stock option awards granted for the years ended December 31, 2024 and 2023 were based on the following assumptions:

	December 31,	
	2024	**2023**
Exercise Price	$1.39 - $3.49	$1.37 - $2.83
Expected Stock Price Volatility	81.8%	81.6% - 81.8%
Risk-free Interest Rate	4.08% - 4.45%	3.41% - 4.84%
Term (Years)	5.61 - 5.62	4.0 - 6.0

A summary of the Company's service based stock option activity for the year ended December 31, 2024 is as follows:

Service Based Stock Option Awards	**Shares Underlying Options**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Term**	**Aggregate Intrinsic Value** *(in $1,000's)*
Outstanding at January 1, 2024	1,328,621	$ 5.22		
Granted	584,410	$ 1.46		
Forfeited	(16,052)	$ 1.84		
Exercised	(6,042)	$ 1.49		
Expired	(4,690)	$ 50.52		
Outstanding at December 31, 2024	1,886,247	$ 3.98	8.0	$ 960
Exercisable at December 31, 2024	695,749	$ 7.78	7.2	$ 286

The aggregate intrinsic value is calculated as the difference between the closing price of the Company's common stock at the date indicated and the exercise price of the stock options that had strike prices below the closing price.

The weighted average grant date fair value for service based stock option awards during the years ended December 31, 2024 and 2023 was $1.03 and $1.09, respectively.

As of December 31, 2024, total stock-based compensation expense related to unvested options not yet recognized totaled approximately $0.6 million which is expected to be recognized over the next 2.8 years.

Note 14. License Agreements

Product License Agreements

The Company is a party to a Licensing Agreement between the Company and Charak, LLC ("Charak") dated January 7, 2002 (the "2002 Agreement"), that grants the Company exclusive worldwide rights to certain patents and information related to its Triferic product. On October 7, 2018, the Company entered into a Master Services and IP Agreement (the "Charak MSA") with Charak and Dr. Ajay Gupta, a former Officer of the Company. Pursuant to the MSA, the parties entered into three additional agreements described below related to the license of certain soluble ferric pyrophosphate ("SFP") intellectual property owned by Charak, as well as an employment agreement. As of December 31, 2023 the Company had accrued $0.1 million relating to certain IP reimbursement expenses and certain sublicense royalty fees, which was included within accrued liabilities on the consolidated balance sheets. During the year ended December 31, 2024, the Company evaluated the accrual and determined that the estimated liability was no longer required and, as a result, the accrual was written off as of December 31, 2024.

Pursuant to the Charak MSA, the aforementioned parties entered into an Amendment, dated as of October 7, 2018 (the "Charak Amendment"), to the 2002 Agreement, under which Charak granted the Company an exclusive, worldwide, non-transferable license to commercialize SFP for the treatment of patients with renal failure. The Charak Amendment amends the royalty payments due to Charak under the 2002 Agreement such that the Company is liable to pay Charak royalties on net sales by the Company of products developed under the license, which includes the Company's Triferic product, at a specified rate until December 31, 2021 and thereafter at a reduced rate from January 1, 2022 until February 1, 2034. Additionally, the Company is required to pay Charak a percentage of any sublicense income during the term of the agreement, which cannot be less than a minimum specified percentage of net sales of the licensed products by the sublicensee in jurisdictions where there exists a valid claim, on a country-by-country basis, and can be no less than a lower rate of the net sales of the licensed products by the sublicensee in jurisdictions where there exists no valid claim, on a country-by-country basis.

Also pursuant to the Charak MSA, the Company and Charak entered into a Commercialization and Technology License Agreement IV Triferic, dated as of October 7, 2018 (the "IV Agreement"), under which Charak granted the Company an exclusive, sub-licensable, royalty-bearing license to SFP for the purpose of commercializing certain intravenous-delivered products incorporating SFP for the treatment of iron disorders worldwide for a term that expires on the later of February 1, 2034 or upon the expiration or termination of a valid claim of a licensed patent. The Company was liable to pay Charak royalties on net sales by the Company of products developed under the license at a specified rate until December 31, 2021. From January 1, 2022 until February 1, 2034, the Company is liable to pay Charak a base royalty at a reduced rate on net sales and an additional royalty on net sales while there exists a valid claim of a licensed patent, on a country-by-country basis. The Company shall also pay to Charak a percentage of any sublicense income received during the term of the IV Agreement, which amount shall not be less than a minimum specified percentage of net sales of the licensed products by the sublicensee in jurisdictions where there exists a valid claim, on a country-by-country basis, and not be less than a lower rate of the net sales of the licensed products by the sublicensee in jurisdictions where there exists no valid claim, on a country-by-country basis.

Also pursuant to the Charak MSA, the Company and Charak entered into a Technology License Agreement TPN Triferic, dated as of October 7, 2018 (the "TPN Agreement"), pursuant to which Charak granted the Company an exclusive, sub-licensable, royalty-bearing license to SFP for the purpose of commercializing worldwide certain TPN products incorporating SFP. The license grant under the TPN Agreement continues for a term that expires on the later of February 1, 2034 or upon the expiration or termination of a valid claim of a licensed patent. During the term of the TPN Agreement, the Company is liable to pay Charak a base royalty on net sales and an additional royalty on net sales while there exists a valid claim of a licensed patent, on a country-by-country basis. The Company shall also pay to Charak a percentage of any sublicense income received during the term of the TPN Agreement, which amount shall not be less than a minimum royalty on net sales of the licensed products by the sublicensee in jurisdictions where there exists a valid claim, on a country-by-country basis, and not be less than a lower rate of the net sales of the licensed products by the sublicensee in jurisdictions where there exists no valid claim, on a country-by-country basis.

The potential milestone payments are not yet considered probable, and no milestone payments have been accrued as of December 31, 2024.

Note 15. Commitments and Contingencies

Insurance

The Company evaluates various kinds of risk that it is exposed to in its business. In its evaluation of risk, the Company evaluates options and alternatives to mitigating such risks. For certain insurable risks, Rockwell acquires insurance policies to protect against potential losses or to partially insure against certain risks. For the Company's subsidiary, Rockwell Transportation, Inc., Rockwell previously maintained a partially self-insured workers' compensation policy. Under the policy, its self-insurance retention was $350,000 per occurrence and $618,000 in aggregate coverage for the policy year ending June 1, 2024. There were no claims paid or accrued as of December 31, 2024 for the policy year ended June 1, 2024. Estimated loss and additional future claims of approximately $176,000 have been reserved and accrued for the year ended December 31, 2024.

As of December 31, 2024, approximately $0.4 million was held in cash collateral and escrow by the insurance carrier for workers' compensation insurance. At December 31, 2024, amounts held in cash collateral and escrow are included in prepaid expenses and other non-current assets in the consolidated financial statements.

Litigation

The Company may be involved in certain routine legal proceedings from time to time before various courts and governmental agencies. The Company cannot predict the final disposition of such proceedings. The Company regularly reviews legal matters and record provisions for claims considered probable of loss. The resolution of these pending proceedings is not expected to have a material effect on its operations or consolidated financial statements in the period in which they are resolved.

Note 16. Leases

Rockwell leases its production facilities and administrative offices as well as certain equipment used in its operations including leases on transportation equipment used in the delivery of its products. The lease terms range from monthly to six years. Rockwell occupies a 51,000 square foot facility and a 17,500 square foot facility in Wixom, Michigan under a lease expiring in August 2027. During March 2024, the lease for the Wixom facilities was extended by three years to August 2027, which was accounted for as a modification. As a result of the modification, the operating lease right of use asset and lease liabilities increased by $1.5 million. Rockwell also occupies two other manufacturing facilities, a 51,000 square foot facility in Grapevine, Texas under a lease expiring in December 2025, and a 57,000 square foot facility in Greer, South Carolina under a lease expiring February 2026. In addition, Rockwell occupied 4,100 square feet of office space in Hackensack, New Jersey. This lease was subleased on December 15, 2021 and expired on October 31, 2024.

The following summarizes quantitative information about the Company's operating and finance leases (dollars in thousands):

| | For the year ended December 31, | |
	2024	2023
Operating leases		
Operating Lease Cost	$ 1,608	$ 1,672
Variable Lease Cost	508	497
Operating Lease Expense	2,116	2,169
Finance leases		
Amortization of Right-Of-Use Assets	559	565
Interest on Lease Obligations	114	147
Finance Lease Expense	673	712
Short-term Lease Rent Expense	21	17
Total Rent Expense	$ 2,810	$ 2,898
Other information		
Operating Cash Flows from Operating Leases	$ 1,753	$ 1,777
Operating Cash Flows from Finance Leases	$ 114	$ 147
Financing Cash Flows from Finance Leases	$ 558	$ 522
Weighted-average Remaining Lease Term – Operating Leases	2.4	2.3
Weighted-average Remaining Lease Term – Finance Leases	2.5	3.5
Weighted-average Discount Rate – Operating Leases	6.3 %	6.5 %
Weighted-average Discount Rate – Finance Leases	6.4 %	6.4 %

Future minimum rental payments under operating and finance lease agreements are as follows (table in thousands):

	Operating	Finance
Year ending December 31, 2025	$ 1,716	$ 676
Year ending December 31, 2026	1,075	666
Year Ended December 31, 2027	655	311
Year Ended December 31, 2028	57	—
Total	3,503	1,653
Less Present Value Discount	(238)	(123)
Operating and Finance Lease Liabilities	$ 3,265	$ 1,530

Note 17. Loan and Security Agreement

On March 16, 2020, the Company and Rockwell Transportation, Inc., as Borrowers, entered into a Loan and Security Agreement (the "Loan Agreement") with Innovatus, as collateral agent and the lenders party thereto, pursuant to which Innovatus, as a lender, agreed to make certain term loans to the Company in the aggregate principal amount of up to $35.0 million (the "Term Loans"). Funding of the first $22.5 million tranche was completed on March 16, 2020. The Company is no longer eligible to draw on additional tranches, which were tied to the achievement of certain milestones. Net draw down proceeds were $21.2 million with closing costs of $1.3 million. The Company also owes an additional fee equal to 4.375% of the funded amount of the Term Loans, or $1.0 million (such additional fee, the "Final Fee") at maturity. The Company is accreting up to this Final Fee premium with a charge against interest expense on the accompanying consolidated statements of operations.

In connection with each funding of the Term Loans, the Company was required to issue to Innovatus a warrant (the "Warrants") to purchase a number of shares of the Company's common stock equal to 3.5% of the principal amount of the relevant Term Loan funded divided by the exercise price. In connection with the first tranche of the Term Loans, the Company issued a Warrant to Innovatus, exercisable for an aggregate of 43,388 shares of the Company's common stock at an exercise price of $18.15 per share. The Warrant may be exercised on a cashless basis and is immediately exercisable through the seventh anniversary of the applicable funding date. The number of shares of common stock for which the Warrant is exercisable and the associated exercise price are subject to certain proportional adjustments as set forth in such Warrant. The Company evaluated the warrant under ASC 470, *Debt*, and recognized an additional debt discount of approximately $0.5 million based on the relative fair value of the base instruments and warrants. The Company calculated the fair value of the warrant using the Black-Scholes model.

The Term Loan was scheduled to mature on March 16, 2025, and bore interest at the greater of (i) Prime Rate (as defined in the Loan Agreement) and (ii) 4.75%, plus 4.00% with an initial interest rate of 8.75% per annum. The Company had the option, under certain circumstances, to add 1.00% of such interest rate amount to the then outstanding principal balance in lieu of paying such amount in cash.

On January 2, 2024, the Company entered into the Third Amendment to and Restatement of the Loan and Security Agreement (the "Third Amendment") with Innovatus, dated January 1, 2024. The Third Amendment provides for the continuation of term loans initially borrowed under the Loan Agreement amounting to $8.0 million as of January 1, 2024. The Company will make interest-only payments on the Term Loans for 36 months as certain conditions in the Third Amendment were met. The Company will make equal monthly payments of principal, together with applicable interest, in arrears, starting on February 1, 2027. The Term Loans will mature on January 1, 2029, unless earlier repaid. Effective on January 1, 2024, the Term Loans bore interest equal to the sum of (i) the greater of (a) Prime Rate (as defined in the Third Amendment) and (b) 7.50% plus (ii) 3.50%. At the Company's option, 2.00% of the interest due on any applicable interest payment date during the interest-only period may be paid in-kind by adding such amount to the then outstanding principal balance of the Term Loans. The Term Loans may be voluntarily prepaid in full (but not partially) at any time, upon at least seven business days' prior notice. In connection with any voluntary prepayment or satisfaction of the Term Loans prior to the maturity date (including any acceleration), the Company will pay all accrued and unpaid interest and all other amounts due in connection with the Term Loans, together with: (x) a prepayment fee (the "Prepayment Fee") equal to: (i) 6.0% of the principal amount of the Term Loans prepaid if the payment is made before January 1, 2025, (ii) 2.0% of the principal amount of the Term Loans prepaid if the payment is made after January 1, 2025 but on or before January 1, 2026, (iii) 1.0% of the principal amount of the Term Loans prepaid if the payment is made after January 1, 2026 but on or before January 1, 2027, or (iv) 0% of the principal amount of the Term Loans prepaid if the payment is made after January 1, 2027 through maturity; and (y) the Final Fee. The Term Loans will be mandatorily prepaid upon a change in control of the Company, or upon any early termination/acceleration of the Term Loans. In the event of a mandatory prepayment of the Term Loans, the Company shall be required to pay the Prepayment Fee (if applicable), as well as the Final Fee. The Third Amendment Final Fee shall be due and payable at maturity if it has not previously been paid in full in connection with a prepayment of the Term Loans. The Third Amendment was treated as a modification for accounting purposes.

The Third Amendment contains various financial covenants and customary representations and warranties and affirmative and negative covenants, subject to exceptions as described in the Third Amendment. The Company's ability to comply with the covenants under the Third Amendment may be adversely affected by events beyond its control. If the Company is unable to comply with the covenants under the Third Amendment, it would pursue all available cure options in order to regain compliance. However, the Company may not be able to mutually agree with Innovatus on appropriate remedies to cure a future breach of a covenant, which could give rise to an event of default. As of December 31, 2024, the Company was in compliance with all covenants under the Third Amendment. The Loan Agreement includes a financial covenant that requires actual consolidated revenue from the sale and supply of hemodialysis products for the trailing six-month period (ended on the date when tested), to be not less than 85.0% of the projections for the same period and, beginning with the quarter ending September 30, 2024, actual consolidated revenue from the sale and supply of hemodialysis products for the trailing six-month period (ended on the date when tested), to be not less than 80.0% of the projections for the same period. Because those projections were submitted prior to the loss of a substantial amount of business from DaVita, we may not be able to satisfy this covenant if we are unable to acquire enough new business to increase our revenue. Our inability to satisfy this financial covenant would constitute an event of default.

In connection with the execution of the Third Amendment, on January 2, 2024, the Company issued a warrant to purchase shares of the Company's common stock. The warrant is equity-classified with a fair value of $0.2 million at issuance, which was treated as a debt issuance cost and will be amortized through interest expense over the remaining contractual term of the Term Loan. For additional information, see Note 12.

The effective interest rate is 11.0% as of December 31, 2024. For the years ended December 31, 2024 and 2023, interest expense amounted to $1.0 million and $1.2 million, respectively. As of December 31, 2024, the outstanding balance of the Term Loan was $8.5 million, net of unamortized issuance costs and discount of $0.5 million and unrecognized premium accretion of $0.2 million, and including $0.1 million related to a fee resulting from the Third Amendment, and paid-in-kind interest of $0.2 million.

The Loan Agreement is secured by all assets of the Company and Rockwell Transportation, Inc. and contains customary representations and warranties and covenants, subject to customary carve outs, and initially included financial covenants related to liquidity and sales of Triferic.

The following table reflects the schedule of principal payments on the Term Loan as of December 31, 2024 (in thousands):

Year	Principal Payments	
2025	$	—
2026		1,373
2027	$	3,295
2028		3,295
2029 (Inclusive of Final Fee)		1,259
Total Debt Maturities		9,222
Unamortized Issuance Costs, Discount and Premium, net		(750)
Term Loan - Long-Term, net of issuance costs	$	8,472

Note 18. Income Taxes

The U.S. and foreign components of pretax loss are as follows:

	Year Ended December 31,			
	2024		2023	
Pretax (Loss) Income				
U.S.	$	(480)	$	(8,444)
Foreign		—		5
Total Pretax Loss	$	(480)	$	(8,439)

A reconciliation of income tax expense at the statutory rate to income tax expense at our effective tax rate is as follows (dollars in thousands):

	Year Ended December 31,			
	2024		2023	
Tax Benefit Computed of Pretax Loss	$	(101)	$	(1,772)
Changes in Tax Laws		—		—
Foreign Income Tax Expense		—		—
Effect of Change in Valuation Allowance		101		1,772
Total Income Tax Expense	$	—	$	—

The details of the net deferred tax asset are as follows (dollars in thousands):

	December 31,			
	2024		**2023**	
Deferred tax assets:				
Net Operating Loss Carryforward	$	71,423	$	72,612
Stock Based Compensation		4,584		7,856
General Business Credit		6,872		6,872
Research & Experimental Expenses		338		459
Inventories		474		398
Accrued Expenses		84		144
Deferred License Revenue		106		118
Other Deferred Tax Assets		1,974		1,989
Total Deferred Tax Assets		85,855		90,448
Deferred Tax Liabilities:				
Goodwill & Intangible Assets		327		259
Prepaid Expenses		205		181
Book over Tax Depreciation		60		35
Total Deferred Tax Liabilities		592		475
Subtotal		85,263		89,973
Valuation Allowance		(85,263)		(89,973)
Net Deferred Tax Asset	$	—	$	—

Deferred tax assets result primarily from net operating loss carryforwards. For federal tax purposes, we have net operating loss carryforwards of approximately $320.7 million of which approximately $192.1 million began expiring in 2024 and will continue to expire through 2039.

In assessing the potential for realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company recognized no income tax expense or benefit for the years ended December 31, 2024 and 2023 as a result of a full valuation allowance against the net deferred tax assets as of December 31, 2024 and 2023. The valuation allowance decreased by $4.7 million during the year ended December 31, 2024. Considered together with the Company's limited history of operating income and its net losses in 2024 and 2023, management has placed a full valuation allowance against the net deferred tax assets as of December 31, 2024 and 2023.

The Company accounts for its uncertain tax positions in accordance with ASC 740-10, *Income Taxes* and the amount of unrecognized tax benefits related to tax positions is not significant at December 31, 2024 and 2023. The Company has not been under tax examination in any jurisdiction for the years ended December 31, 2024 and 2023. The Company completed an audit by the Internal Revenue Services for the 2021 tax year resulting in no adjustments. Tax examination years of 2022 and 2023 remain open. A recent IRC Section 382 study has not been performed, which could limit the value of the Company's net operating losses.

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ROCKWELL MEDICAL, INC.
Corporate Information

Annual Meeting

The Annual Meeting of the Stockholders will be held:

Tuesday May 20, 2025
At 10:00 am ET
Virtual Stockholder Meeting
www.virtualshareholdermeeting.com/RMTI2025

Form 10-K & Annual Report

A copy of this Annual Report to Stockholders or the Form 10-K
filed with the Securities and Exchange Commission for the year
ended December 31, 2024 is available upon written request to:

Investor Relations
Rockwell Medical, Inc.
30142 Wixom Road
Wixom, MI 48393

To view or request an annual report on-line go to: ir.rockwellmed.com

Reports and exhibits are available on-line through our website at ir.rockwellmed.com or
through the SEC website,
www.sec.gov/edgar/searchedgar/companysearch.html

Transfer Agent and Registrar

Equiniti
6201 15th Avenue
Brooklyn, NY 11219
Shareholder Services (800) 937-5449

Stockholder Information

Shares of common stock are traded on the Nasdaq
Capital Market under the symbol "RMTI".



2024 ANNUAL REPORT

www.rockwellmed.com



ROCKWELL MEDICAL, INC.
NOTICE OF 2025 ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 20, 2025

To the Stockholders of Rockwell Medical, Inc.:

Notice is hereby given that the 2025 Annual Meeting of Stockholders (the "Annual Meeting") of Rockwell Medical, Inc. (the "Company") will be held as a virtual stockholder meeting at 10:00 a.m. Eastern Time, on May 20, 2025, to consider and take action upon the following matters:

(1) To elect the two Class I directors named in the proxy statement, each to serve for a three-year term expiring at the 2028 annual meeting of stockholders and until his successor has been duly elected and qualified;

(2) To approve, on an advisory basis, the compensation of the Company's named executive officers;

(3) To ratify the selection of EisnerAmper LLP as the Company's independent registered public accounting firm for 2025;

(4) To approve an amendment and restatement of the Rockwell Medical, Inc. 2018 Long Term Incentive Plan to, among other things, increase the number of shares reserved for issuance thereunder by 5,000,000 shares; and

(5) To transact any other business which may properly come before the Annual Meeting or any adjournment thereof.

Only stockholders of record at the close of business on March 24, 2025 will be entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting. You may attend the Annual Meeting, vote and submit a question during the meeting online at www.virtualshareholdermeeting.com/RMTI2025.

All stockholders as of the record date are cordially invited to attend the Annual Meeting. WHETHER OR NOT YOU INTEND TO BE PRESENT, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE STAMPED AND ADDRESSED ENVELOPE ENCLOSED FOR YOUR CONVENIENCE. Stockholders can help the Company avoid unnecessary expense and delay by promptly returning the enclosed proxy card. The business of the Annual Meeting to be acted upon by the stockholders cannot be transacted unless a majority of the outstanding shares of common stock of the Company is represented at the Annual Meeting.

By Order of the Board of Directors,

/s/ Megan Timmins
Megan Timmins
Secretary

Wixom, Michigan
April 14, 2025

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 20, 2025.

This notice of meeting, the proxy statement, the proxy card and the Company's 2024 Annual Report to Stockholders, which includes the Annual Report on Form 10-K, are available online at www.virtualshareholdermeeting.com/RMTI2025. Stockholders may request a copy of the notice of meeting, the proxy statement, proxy card and 2024 Annual Report to Stockholders by contacting the Company at ir@rockwellmed.com or (800) 449-3353, or online at *http://www.rockwellmed.com*.



ROCKWELL MEDICAL, INC.
30142 Wixom Road, Wixom, Michigan 48393

PROXY STATEMENT

2025 ANNUAL MEETING OF STOCKHOLDERS
May 20, 2025

INTRODUCTION

This proxy statement (the "Proxy Statement") is being furnished to stockholders by the Board of Directors (the "Board") of Rockwell Medical, Inc. (the "Company") in connection with the solicitation of proxies by the Board for use at the 2025 annual meeting of stockholders of the Company to be held on May 20, 2025 at 10:00 a.m. Eastern Time, and all adjournments or postponements thereof (the "Annual Meeting") for the purposes set forth in the attached Notice of 2025 Annual Meeting of Stockholders. The Annual Meeting will be held as a virtual (online) meeting. You may attend the Annual Meeting, vote and submit a question during the meeting online at *www.virtualshareholdermeeting.com/RMTI2025.*

A proxy, in the enclosed form, which is properly executed, duly returned to the Company and not revoked, will be voted in accordance with the instructions contained therein. The shares represented by executed but unmarked proxies will be voted as follows:

(1) **FOR** the election of the two Class I directors nominated by our Board, each to serve for a three-year term expiring at the 2028 annual meeting of stockholders and until his successor has been duly elected and qualified ("Proposal 1");

(2) **FOR** the approval, on an advisory basis, of the compensation of the Company's named executive officers ("Proposal 2"); and

(3) **FOR** the ratification of the selection of EisnerAmper LLP as the Company's independent registered public accounting firm for 2025 ("Proposal 3").

(4) **FOR** the amendment and restatement of the Rockwell Medical, Inc. 2018 Long Term Incentive Plan, including an increase the number of shares reserved for issuance thereunder by 5,000,000 shares ("Proposal 4").

With respect to such other business which may properly come before the Annual Meeting or any adjournment thereof, votes will be cast in the discretion of the appointed proxies.

These proxy materials are first being sent or made available to stockholders on or about April 14, 2025. References in this Proxy Statement to the "Company," "we," "our" and "us" are references to Rockwell Medical, Inc.

It is important that your shares are represented at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, please sign and date the enclosed proxy card and return it to us. If you own your shares through a broker, bank or other nominee, please return your voting instruction form to your broker, bank or nominee, or use the electronic voting means described below to vote your shares.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS

Why am I receiving these proxy materials?

You are receiving these proxy materials, including this Proxy Statement, the Notice of the 2025 Annual Meeting of Stockholders, the 2024 Annual Report and the proxy card or voting instruction form, in connection with the solicitation of proxies by the Board for use at the Annual Meeting to be held on May 20, 2025 at 10:00 a.m. Eastern Time, and all adjournments or postponements thereof. The Annual Meeting will be held as a virtual (online) meeting. You may attend the Annual Meeting, vote and submit a question during the meeting by visiting *www.virtualshareholdermeeting.com/RMTI2025*.

Who is entitled to vote at the Annual Meeting?

Only stockholders of record of our common stock, par value $0.0001 per share, which we refer to as our common stock, at the close of business on March 24, 2025, the record date for the Annual Meeting, will be entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof. As of the close of business on the record date, we had 34,174,687 shares of common stock outstanding, the only class of stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter submitted for a vote at the Annual Meeting. The presence, in person or by proxy, of the holders of record of a majority of the outstanding shares of common stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Annual Meeting or any adjournment or postponement thereof. Abstentions and broker non-votes will be counted toward the quorum requirement.

Valid proxies in the enclosed form which are timely returned and executed and dated in accordance with the instructions on the proxy will be voted as specified in the proxy. If no specification is made, the proxies will be voted "**FOR**" the director nominees listed in Proposal 1, and "**FOR**" Proposals 2, 3 and 4.

How do I vote if I hold my shares in "street name"?

If your shares are held in a stock brokerage account or by a bank or other nominee, then you are **not** legally a stockholder of record but, rather, are considered to own your shares in "street name" and you will need to direct your broker, bank or nominee, who is considered the stockholder of record of your shares, how to vote your shares.

If you hold your shares in street name as of the record date, the notice of meeting, the Proxy Statement, the 2024 Annual Report and a voting instruction form have been forwarded to you by your broker, bank or nominee. As the beneficial or "street name" owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instruction form included in the mailing. If you are the beneficial owner and do not direct your broker, bank or nominee how to vote your shares, your broker, bank or nominee will only be able to vote your shares with respect to proposals considered to be "routine". Your broker, bank or nominee is not entitled to vote your shares with respect to "non-routine" proposals, which we refer to as a "broker non-vote." Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank or nominee how to vote your shares on all proposals to ensure that your vote is counted.

A *street name holder* may provide instructions to their broker, bank or nominee on how to vote their shares in any of the following ways:

- By completing, signing and dating each voting instruction form received and returning it in the envelope provided; or

- By Internet at *www.proxyvote.com* and following the instructions outlined on the secure website (have your 16-digit control number available).

How do I vote if I am a stockholder of record?

You are considered a stockholder of record if your shares are registered directly in your name with our transfer agent. If you are a stockholder of record, you may vote your shares in either of the following ways:

- By signing and dating each proxy card you received and returning it in the envelope provided; or

- By attending the virtual Annual Meeting by visiting *www.virtualshareholdermeeting.com/RMTI2025*.

How Can I Participate in the Virtual Annual Meeting?

Stockholders of record as of the close of business on the record date are entitled to participate in and vote at the Annual Meeting. To participate in the Annual Meeting, including to vote and ask questions during the meeting, stockholders of record should go to the meeting website at *www.virtualshareholdermeeting.com/RMTI2025*, enter the 16-digit control number found on your proxy card or notice, and follow the instructions on the website. If your shares are held in street name and your voting instruction form or notice indicates that you may vote those shares through *www.proxyvote.com*, then you may access, participate in and vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form or notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Annual Meeting.

We will endeavor to answer as many stockholder-submitted questions as time permits that comply with the Annual Meeting rules of conduct. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or Company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

The meeting webcast will begin promptly at 10:00 a.m. Eastern Time. Online check-in will begin approximately 15 minutes before the meeting start time. We encourage you to allow ample time for check-in procedures. If you experience technical difficulties during the check-in process or during the meeting, please call the number listed on the meeting website for technical support. Additional information regarding the rules and procedures for participating in the Annual Meeting will be set forth in our meeting rules of conduct, which stockholders can view during the meeting at the meeting website.

What am I voting on?

The proposals to be voted on at the Annual Meeting are as follows:

(1) To elect the two Class I directors nominated by the Board, each to serve for a three-year term expiring at the 2028 annual meeting of stockholders and until his successor has been duly elected and qualified;

(2) To approve, on an advisory basis, the compensation of the Company's named executive officers;

(3) To ratify the selection of EisnerAmper LLP as the Company's independent registered public accounting firm for 2025;

(4) To approve an amendment and restatement of the Company's 2018 Long Term Incentive Plan, including to increase the number of shares reserved for issuance thereunder by 5,000,000 shares.

How does the Board recommend that I vote?

The Board recommends that you vote your shares of common stock "**FOR**" the director nominees listed in Proposal 1 and "**FOR**" Proposals 2, 3 and 4.

What votes are required by our stockholders on the Board's proposals and how are votes counted?

Votes will be counted by the Inspector of Elections appointed for the Annual Meeting.

Proposal 1: Election of Class I Directors

In an uncontested election (*i.e.*, an election where the number of director nominees equals the number of director positions up for election), such as the one taking place at the Annual Meeting, directors are elected by a majority of the votes cast, meaning each director nominee must receive a greater number of shares of common stock voted "FOR" his election than the number of shares of common stock voted "AGAINST" his election in order to be elected. Broker non-votes, if any, and abstentions will not be counted as votes cast on the matter and will have no effect on the outcome of this proposal.

Proposal 2: Advisory Approval of Executive Compensation

The affirmative vote of the holders of shares of common stock representing a majority of the votes cast on the matter is required for the advisory approval of executive compensation. Broker non-votes, if any, and abstentions will not be counted as votes cast on the matter and will have no effect on the outcome of this proposal.

Proposal 3: Ratification of Selection of Independent Registered Public Accounting Firm

The affirmative vote of the holders of shares of common stock representing a majority of the votes cast on the matter is required for the ratification of the selection of our independent registered public accounting firm for the year ended December 31, 2025. Broker non-votes, if any, and abstentions will not be counted as votes cast on the matter and will have no effect on the outcome of this proposal.

Proposal 4: Approval of an Amendment and Restatement of the Company's 2018 Long Term Incentive Plan

The affirmative vote of the holders of shares of common stock representing a majority of the votes cast on the matter is required for the approval of an amendment and restatement of the Company's 2018 Long Term Incentive Plan. Broker non-votes, if any, and abstentions will not be counted as votes cast on the matter and will have no effect on the outcome of this proposal.

Can I change my vote after I have mailed my proxy card?

A stockholder who has submitted a completed proxy may revoke it at any time before it is voted at the Annual Meeting by giving written notice of such revocation to our Secretary or by executing and delivering to the Secretary a later dated proxy. Attendance at the Annual Meeting by a stockholder who has submitted a proxy will not have the effect of revoking it unless such stockholder votes at the Annual Meeting or submits written notice of revocation to the Company's Secretary before the proxy is voted.

Any written notice revoking a proxy, and any later dated proxy, must be received by the Company prior to the date of the Annual Meeting (unless delivered directly to the Company's Secretary at the Annual Meeting) and should be sent to Rockwell Medical, Inc., 30142 Wixom Road, Wixom, MI 48393, Attention: Secretary.

What if another matter is properly brought before the Annual Meeting?

As of the date of filing this Proxy Statement, the Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named as proxies in the accompanying proxy card to vote on such matters in accordance with their best judgment.

Who is paying for this proxy solicitation?

We will pay the costs associated with the solicitation of proxies, including the preparation, assembly, printing and mailing of the proxy materials. We have retained InvestorCom LLC, at 19 Old Kings Highway S., Suite 130, Darien, CT 06820, to act as a proxy solicitor in connection with the Annual Meeting at a cost of $6,000 plus reasonable out-of-pocket and other expenses. If you have questions about the Annual Meeting, please contact InvestorCom at (203) 972-9300 or toll free at (877) 972-0090, or email them at info@investor-com.com.

In addition, our employees, officers and directors may solicit proxies in person or via telephone or the Internet. We will not pay additional compensation for any of these services. We may also reimburse brokers, fiduciaries or custodians for the cost of forwarding proxy materials to beneficial owners of shares of common stock held in "street name."

How can I find out the voting results?

We expect to announce preliminary voting results at the Annual Meeting. Final voting results will be published in a Current Report on Form 8-K to be filed with the U.S. Securities and Exchange Commission (the "SEC") within 4 business days after the Annual Meeting.

Who can help answer my questions?

If you have any questions about the Annual Meeting or how to vote or revoke your proxy, please contact Investor Com at:

InvestorCom LLC
19 Old Kings Highway S., Suite 130
Darien, CT 06820
Telephone: (203) 972-9300 or Toll Free (877) 972-0090
Fax: (203) 884-8611
E-mail: info@investor-com.com

You also can contact us at:

Rockwell Medical, Inc.
30142 Wixom Road
Wixom, MI 48393
Telephone: (800) 449-3353
E-mail: ir@rockwellmed.com

PROPOSAL 1
ELECTION OF DIRECTORS

Background

Our Board is divided into three classes, designated Class I, Class II and Class III. Each year, on a rotating basis and until their successor has been elected and qualified, the terms of office of the directors in one of the three classes expire. Successors to the class of directors whose terms have expired will be elected for a three-year term. The terms of each of the Class I Directors will expire at the Annual Meeting, the terms of each of the Class II Directors will expire at the 2026 annual meeting of stockholders and the terms of each of the Class III Directors will expire at the 2027 annual meeting of stockholders, in each case upon the election and qualification of the applicable successors.

Set forth below are the names and certain information for each continuing member of the Board, including the nominees for election as Class I directors, as of March 1, 2025. The information presented includes each director's and nominee's principal occupation and business experience for the past five years, and the names of other public companies of which he or she has served as a director during the past five years. The information presented below regarding the specific experience, qualifications, attributes and skills of each director and nominee led our Nominating and Governance Committee and our Board to conclude that he or she should serve as a director. In addition, we believe that all of our directors and nominees possess the attributes or characteristics described in "Corporate Governance—Governance and Nominating Committee" that the Governance and Nominating Committee expects of each director. There are no family relationships among any of our directors, nominees for director, or executive officers.

Name	Age	Position(s)
Class I Directors:		
Allen Nissenson, MD[(1)(3)]	78	Director
John G. Cooper[(1)(2)]	66	Director
Class II Director Nominees:		
Joan Lau, Ph.D.[(1)(2)]	54	Director
Mark H. Ravich[(2)(3)]	72	Director
Andrea Heslin Smiley[(1)(3)]	57	Director
Class III Directors:		
Mark Strobeck, Ph.D.	54	President and Chief Executive Officer, Director
Robert S. Radie	61	Chairman

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

(3) Member of the Nominating and Governance Committee.

Nominees For Reelection to Our Board

Class I Director (Term Expiring 2025):

John G. Cooper has been a director and Chair of the Audit Committee since September 2017. Mr. Cooper is currently principal of JGC Advisors, providing corporate development and financial advisory services to emerging life science companies, and serves on the strategic advisory board of IC Surgical, Inc. From 2001 to 2016, Mr. Cooper was a senior executive for Windtree Therapeutics Inc. (formerly Discovery Laboratories, Inc.), a publicly traded bio pharmaceutical company and the first to receive FDA approval for a synthetic peptide-containing surfactant to address premature infants with respiratory distress syndrome. At Discovery Labs, Mr. Cooper served as president, chief executive officer and a member of the board of directors from 2013 to 2016, president and chief financial officer from 2010 to 2013, executive vice president and chief financial officer from 2002 to 2010 and senior vice president and chief financial officer from 2001 to 2002. Previously, Mr. Cooper served as senior vice president and chief financial officer at Chrysalis International Corporation, a public company providing drug development services to the biopharmaceutical industry, and DNX Corporation, a public life sciences company pioneering transgenic technology for xenotransplantation and biotherapeutic development. Previously, Mr. Cooper served as a financial executive at

ENI Diagnostics, Inc., a public life sciences company (acquired by Pharmacia AB) that developed and commercialized the second FDA-approved blood diagnostic test for HIV and a financial analyst at CR Bard, Inc., a public medical device company. Mr. Cooper earned a certified public accountant credential in 1985 and his B.S. in Commerce from Rider University.

We believe that Mr. Cooper's extensive executive management, finance and accounting, capital raising, strategic alliance, investor relations and governance experience with public companies in the life sciences industry qualifies him for service as a director and Chair of the Audit Committee of our Company.

Allen Nissenson, MD has been a director since June 2020. Dr. Nissenson served as Emeritus Chief Medical Officer of DaVita Kidney Care, a division of DaVita HealthCare Partners, a healthcare company, from January 2020 to January 2022. He previously served as Chief Medical Officer of DaVita Kidney Care from August 2008 to December 2019. Dr. Nissenson is also currently an Emeritus Professor of Medicine at the David Geffen School of Medicine at University California Los Angeles, a public research university, where he previously served as Director of the Dialysis Program and Associate Dean. He has served on the board of directors of Angion Biomedica Corp., now Elicio Therapeutics, a late-stage biopharmaceutical company, since January 2020. He is a member of the Board of Directors of Dilaity Inc., a medical device company, and Innocura Nephrology, a national nephrology practice organization. He is the immediate past Chair of Kidney Care Partners and immediate past Co-Chair of the Kidney Care Quality Alliance. He is a former president of the Renal Physicians Association and current member of the Government Affairs Committee. Dr. Nissenson also previously served as President of the Southern California End-Stage Renal Disease Network, as well as Chair of the Medical Review Board. He also served as a Robert Wood Johnson Health Policy Fellow of the Institute of Medicine, working in the United States Senate with Senator Paul Wellstone. Dr. Nissenson earned his B.S. from Northwestern University and his M.D. from Northwestern University Medical School.

We believe Dr. Nissenson's expertise in the renal health space and extensive experience as both a public company executive, clinician and professor, qualify him for service as a director of our Company.

Recommendation of the Board

Upon the recommendation of the Nominating and Governance Committee of the Board, the Board has nominated each of Mr. Cooper and Dr. Nissenson for election as directors. Each of Mr. Cooper and Dr. Nissenson's terms as a director will expire at the 2028 Annual Meeting as a Class I Director and upon the election and qualification of his successor subject to prior death, resignation, retirement, disqualification or removal. Each of Mr. Cooper and Dr. Nissenson currently serves as a Class I director and has indicated a willingness to continue to serve as a director.

Unless contrary instructions are given, the shares represented by a properly executed proxy will be voted FOR the election of each nominee. Should any of the nominees become unavailable to accept election as a director, the persons named in the enclosed proxy will vote the shares they represent for the election of such other person as the Board may recommend or the Board may decrease the size of the Board. Management has no reason to believe that any nominee is unavailable or will not serve if elected.

Information regarding the remainder of our Board, along with corporate governance information, can be found starting on Page 10 of this Proxy Statement.

Vote Required

In an uncontested election (*i.e.*, an election where the number of director nominees equals the number of director positions up for election), such as the one taking place at the Annual Meeting, directors are elected by a majority of the votes cast, meaning each director nominee must receive a greater number of shares of common stock voted "FOR" his or her election than the number of shares of common stock voted "AGAINST" his election in order to be elected.

Under our Principles of Corporate Governance and Majority Voting Policy, any nominee who receives a greater number of votes "AGAINST" their election than votes "FOR" their election is expected to tender their resignation to the Nominating and Governance Committee. The Nominating and Governance Committee will then recommend to the Board whether to accept or reject the resignation offer, or whether other action should be taken. In determining whether to recommend that the Board accept any resignation offer, the Nominating and Governance Committee may consider all factors that the committee's members believe are relevant. The Company will promptly disclose the Board's decision-making process and decision regarding whether to accept a resignation offer in a Current Report on Form 8-K filed with the SEC. Nominees generally will not participate in the Nominating and Governance Committee's or the Board's considerations of the appropriateness of their continued service, but may otherwise remain active and engaged in all other Board-related activities, deliberations and decisions while consideration of such director's resignation is ongoing.

Broker non-votes, if any, and abstentions will not be counted as votes cast on the matter and will have no effect on the outcome of this proposal.

THE BOARD RECOMMENDS A VOTE "FOR"
THE NOMINEES FOR DIRECTOR

DIRECTORS CONTINUING IN OFFICE

Information Relating to Our Continuing Directors

Class II Director **Nominees (Terms Expiring 2026):**

Mark H. Ravich has been a director since June 2017. Mr. Ravich currently serves as president of Tri-Star Management, Inc., a commercial real estate management and syndication company that he co-founded in 1998. From October 2010 through December 2022, Mr. Ravich served as a director of Dilon Technologies, Inc., a designer and manufacturer of medical imaging solutions. In addition, from February 2019 to March 2023, Mr. Ravich served as a director of BioVentrix Inc., a manufacturer of devices to improve and expand the treatments available for congestive heart failure. Previously, from 1990 until its sale in 1998, Mr. Ravich served as the chief executive officer and a director of Universal International, Inc., a wholesale retail company, where he also led its IPO. From February 2013 to 2018, Mr. Ravich served as a director of Orchard Paper Products Company, a national supplier of high quality consumer tissue products, as well as chairman of its governance committee and as a member of its audit committee. From June 2004 to 2018, Mr. Ravich served as a director of MR Instruments, Inc., an independent designer and manufacturer of advanced MRI Radiofrequency coils. From 1978 to 1990, Mr. Ravich was a developer of commercial real estate where he was involved with all aspects of development, finance, construction, marketing, leasing and management of various commercial, industrial, office and multi-family real estate projects. Mr. Ravich began his career in 1975 as an account officer at Citibank N.A., where he made real estate construction loans to national real estate developers. Mr. Ravich also currently serves as a board advisor to Scidera Inc., a provider of clinical laboratory testing services, and is the chief manager of various real estate entities. Mr. Ravich graduated Magna Cum Laude from the Wharton School of the University of Pennsylvania with a B.S. and an M.B.A. degree with a major in finance.

We believe that Mr. Ravich's experience as a member of a board of directors of a public company, financial expertise and experience as a senior leader of his own company qualify him for service as a director of our Company.

Andrea Heslin Smiley has been a director since December 2020. Ms. Smiley currently serves as President and Chief Executive Officer of Momentum Life Sciences (formerly, VMS BioMarketing), a provider of clinical educator solutions, which she joined in 2008 as Vice President, Strategic Marketing. Prior to joining Momentum Life Sciences, Ms. Smiley held several executive positions running therapeutic business units at Eli Lilly and Company and has extensive commercialization expertise. She served as a member of the board of directors of Zyla Life Sciences, a life sciences company, from April 2018 to May 2020, when Zyla Life Sciences merged with Assertio Holdings, Inc., at which time she joined the board of directors of Assertio Holdings, Inc. and served on the Assertio Board until December 2020. Ms. Smiley serves as a member of the board of directors of ATAI Life Sciences B.V., a clinical-stage biopharmaceutical company, and as an advisor to Agent Capital, a venture capital firm. Ms. Smiley earned her B.A. in Economics from DePauw University.

We believe that Ms. Smiley's more than 25 years of commercialization and management experience in the biopharmaceutical industry in both public and private companies qualify her for service as a director of our Company.

Joan Lau, Ph.D. has been a director since October 2023. Since 2016, Dr. Lau has served as Chief Executive Officer of Spirovant Sciences Inc. (formerly Talee Bio prior to its acquisition), a company focused on the discovery and development of gene therapies for respiratory diseases, which she founded. Since 2013, Dr. Lau has been co-founder and partner of Militia Hill Ventures, a firm that creates and builds innovative life science entities. Dr. Lau also serves as trustee of the Brandywine Realty Trust (BDN), a publicly-traded, full-service, integrated real estate company, Universal Display Corporation, a publicly traded company, since March 2024, and as a director of RiboNova, Inc., a private company. She previously served as a director of Renovacor, Inc. Dr. Lau is also a trustee of the Philadelphia Orchestra and Kimmel Center, Inc. and the University of Pennsylvania. Dr. Lau earned an MBA from the Wharton School at the University of Philadelphia, a PhD in Medical Neuroscience from the University of Cincinnati College of Medicine, and a BSE in Bioengineering from the University of Pennsylvania.

We believe that Dr. Lau's extensive scientific knowledge, management experience in the biopharmaceutical industry, financial experience, including with regard to capital markets, and regulatory expertise qualify her for service as a director of our Company.

Class III Directors (Terms Expiring 2027):

Mark Strobeck, Ph.D. Mark Strobeck, Ph.D. has served as our President, CEO and a director since July 2022. He served as Managing Director of Aquilo Partners, LP, a life sciences investment bank, from May 2021 to

June 2022. He previously served as Executive Vice President and Chief Operating Officer of Assertio Holdings, Inc., a pharmaceutical company, from May 2020 to December 2020. Prior to that, Dr. Strobeck was Executive Vice President and Chief Operating Officer of Zyla Life Sciences, a pharmaceutical company, from September 2015 through its merger with Assertio Holdings, Inc. in May 2020, and previously served as Zyla's Chief Business Officer from January 2014 to September 2015. Before his employment at Zyla, he served as Zyla's advisor from June 2012 to December 2013. From January 2012 to December 2013, he served as President and Chief Executive Officer and a director of Corridor Pharmaceuticals, Inc., a pharmaceuticals company, which was acquired by AstraZeneca plc in 2014. From December 2010 to October 2011, Dr. Strobeck served as Chief Business Officer of Topaz Pharmaceuticals Inc., a specialty pharmaceutical company acquired by Sanofi Pasteur in the fourth quarter of 2011. From June 2010 to November 2010 and October 2011 to January 2012, Dr. Strobeck worked as a consultant. From January 2008 to May 2010, Dr. Strobeck served as Chief Business Officer of Trevena, Inc., a pharmaceutical company. Prior to joining Trevena, Dr. Strobeck held management roles at GlaxoSmithKline plc, a pharmaceuticals company, and venture capital firms SR One Limited and EuclidSR Partners, L.P. Dr. Strobeck has served on the Board of Directors of Windtree Therapeutics, Inc. since June 2023. He also served on the board of directors of Horse Power For Life, a nonprofit organization dedicated to improving the quality of life for individuals diagnosed with cancer, from 2012 to 2024. Dr. Strobeck received his B.S. in Biology from St. Lawrence University and his Ph.D. in Pharmacology and Biophysics from the University of Cincinnati, and completed his post-doctoral fellowship at the University of Pennsylvania.

We believe that Dr. Strobeck's role as Chief Executive Officer and President of our Company and his extensive scientific knowledge, coupled with his extensive management experience in the biopharmaceutical industry, and experience in the capital markets qualify him for service as a director of our Company.

Robert S. Radie has been a director since March 2020 and Chairman of the Board since April 2022. Mr. Radie has served as Chief Executive Officer and Chairman of the board of directors of Neuraptive Therapeutics, Inc., a private, clinical stage company focused on improving outcomes in traumatic peripheral nerve injury, since June 2020. He previously served as President and Chief Executive Officer and a member of the board of directors of Zyla Life Sciences, a life sciences company, from March 2012 to October 2019. From November 2010 to October 2011, Mr. Radie served as President and Chief Executive Officer of Topaz Pharmaceuticals Inc., a specialty pharmaceutical company. From March 2009 to November 2010, Mr. Radie served as President and Chief Executive Officer of Transmolecular, Inc., a biotechnology company, after serving as a consultant to Transmolecular from December 2008 through March 2009. From September 2007 to September 2008, Mr. Radie served as the Chief Business Officer of Prestwick Pharmaceuticals, Inc., a specialty pharmaceutical company. Before joining Prestwick, Mr. Radie served in senior management positions with a number of pharmaceutical and biotechnology companies, including Morphotek, Inc., Vicuron Pharmaceuticals, Inc. and Eli Lilly and Company. Mr. Radie has been a member of the board of directors ValSource Inc. since October 2020 and has also served as a director of Orcosa Inc since Jan of 2024. He previously served as a member of the board of directors of Paratek Pharmaceuticals from November 2014 to September 2023,Veloxis Pharmaceuticals A/S from June 2016 to February 2020 and Affinium Pharmaceuticals, Ltd. from July 2012 to March 2014. He also served as a Director for Life Science PA, an industry advocacy group in Pennsylvania. Previously, he served as a director of Horse Power for Life, a nonprofit organization of to improving the quality of life for individuals diagnosed with cancer from 2006 through 2024. Mr. Radie received his B.S. in Chemistry from Boston College.

We believe that Mr. Radie's prior executive management, finance, commercialization, capital raising, investor relations and public company experience in the life sciences industry qualifies him for service as a director of our Company.

Independence

Except as may otherwise be permitted by Nasdaq Stock Market rules, our Principles of Corporate Governance provide that a majority of the Board shall be independent directors. An "independent" director is a director who meets the Nasdaq Stock Market definition of independence, as determined by the Board. Based on the absence of any material relationship between each such director and the Company, other than in their capacities as directors and stockholders, the Board has determined that each of Messrs. Cooper, Radie and Ravich, and Drs. Lau and Nissenson and Ms. Smiley (representing all current directors other than Dr. Strobeck, who also serves as the Company's President and Chief Executive Officer) are independent, as independence is defined in the applicable Nasdaq Stock Market and SEC rules.

Board Leadership Structure

Our Principles of Corporate Governance provide that the Board will elect a Chairman of the Board, who is not the CEO of the Company. In the event that there is a need for a lead independent director, the Board will appoint a lead independent director. Our Board believes that it is in the best interests of the Company and our stockholders to separate the role of Chairman of the Board from the role of Chief Executive Officer. Our Board believes that this separate leadership structure enhances the accountability of our Chief Executive Officer to our Board, strengthens our Board's independence from management and ensures a greater role for the independent directors in the oversight of the Company. In addition, our Board believes that separating these roles allows the Chief Executive Officer to focus his efforts on operating our business and managing our Company in the best interests of our stockholders, while the Chairman provides guidance to the Chief Executive Officer and, in consultation with management, helps to set the agenda for Board meetings and establishes priorities and procedures for the work of the full Board. The Chairman presides over meetings of the full Board. Mr. Radie serves as Chairman of the Board and Dr. Strobeck serves as the Company's President and CEO, as well as a Class III Director.

Our Board believes that the current Board leadership structure is in the best interests of the Company and its stockholders at this time. Our Board recognizes that no single leadership model is right for all companies and at all times and that, depending on the circumstances, other leadership models, such as combining the Chairperson and CEO roles, might be appropriate. Accordingly, our Board periodically reviews its leadership structure.

Meetings and Committees of the Board

During 2024, the Board held ten meetings. Each current director attended at least 75% of the total number of meetings of the Board and committees of which they were a member in 2024. It is the Board's policy that, absent any unusual circumstances, all director nominees standing for election will attend the Annual Meeting. Our 2024 annual meeting of stockholders was conducted virtually, with all of the then-sitting directors attending the meeting. In addition to formal Board meetings, the Board members have frequent informal discussions and conferences with management throughout the year.

Audit Committee

We have an Audit Committee which is composed of Messrs. Cooper (Chair) and Ravich and Dr. Lau. The Audit Committee held seven meetings in 2024. The Board has determined that Mr. Cooper, who is the Chairman of the Audit Committee, is an "audit committee financial expert," as defined by applicable SEC rules. In addition, the Board has determined that each member of the Audit Committee is independent as independence for audit committee members is defined in applicable Nasdaq Stock Market and SEC rules. The Audit Committee has a written charter setting forth the responsibilities of the committee, a copy of which is available on the "Investors" section of our website at *www.rockwellmed.com*. The charter provides that the Audit Committee will assist the Board in its oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company.

The functions of the Audit Committee include, among other things, (1) monitoring the adequacy of the Company's internal controls, (2) engaging and overseeing the work of the registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, including the conduct of the annual audit and overseeing the independence of such firm, (3) overseeing our independent accountants' relationship with the Company, (4) reviewing the audited financial statements and the matters required to be discussed by Auditing Standard No. 1301 with management and the independent accountants, including their judgments about the quality of our accounting principles, applications and practices, (5) recommending to the Board whether our current audited financial statements should be included in our Annual Report on Form 10-K, (6) reviewing with management and our independent accountants our quarterly financial information before we file our Forms 10-Q, (7) reviewing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting and compliance matters, (8) reviewing related party transactions required to be disclosed in our proxy statement for potential conflict of interest situations and, where appropriate, approving such transactions, (9) monitoring with management the status of pending litigation and investigations, and (10) overseeing the Company's compliance functions.

Audit Committee Report

Our Audit Committee has:

- Reviewed and discussed with management our audited financial statements for the year ended December 31, 2024;

- Discussed with our independent accountants the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC;

- Received the written disclosures and the letter from our independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence; and

- Discussed with our independent accountants the independent accountants' independence.

Based on its review and discussions described above, our Audit Committee recommended to our Board that our audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2024 as filed with the SEC.

Management is responsible for our financial reporting process, including its system of internal control, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Our independent accountants are responsible for auditing those financial statements. Our Audit Committee's responsibility is to monitor and review these processes. Our Audit Committee has relied, without independent verification, on management's representation that our financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America and on the representations of our independent accountants included in their report on our financial statements.

By the Audit Committee:
John G. Cooper (Chairman)
Joan Lau, Ph.D.
Mark Ravich

Compensation Committee

We have a Compensation Committee which is composed of Ms. Smiley (Chair), Mr. Cooper and Drs. Lau and Nissenson. The Compensation Committee held seven meetings in 2024. The Compensation Committee has a written charter setting forth the responsibilities of the committee, a copy of which is posted on the "Investors" section of our website at *www.rockwellmed.com*. Pursuant to the charter, the Compensation Committee is generally responsible for (1) overseeing, reviewing and approving all compensation and benefits for executive officers, including the Chief Executive Officer, (2) assessing the performance of the Chief Executive Officer and reviewing the performance recommendations of the executive officers who report to the Chief Executive Officer, (3) establishing performance objectives of the Company, (4) making recommendations to the Board for director compensation, (5) overseeing and administering the stock compensation program, (6) overseeing the development and implementation of our compensation and employee benefit plans and discharging its responsibilities under such plans, (7) reporting to the Board on our compensation policies, programs and plans, (8) approving other employee compensation and benefit programs where Board action is necessary or appropriate, and (9) overseeing the assessment of risks related to the Company's compensation policies and programs. Except to the extent prohibited by Nasdaq Stock Market rules and state law, our Compensation Committee may delegate its authority to subcommittees when it deems appropriate and in the best interests of the Company.

Pursuant to its authority under its charter to retain compensation consultants, the Compensation Committee engaged Compensia, Inc. ("Compensia"), an executive compensation consulting firm, to act as its independent advisor with respect to compensation decisions. We utilize Compensia to conduct a comprehensive review and benchmarking of overall executive and director compensation programs. All services provided by Compensia to the Compensation Committee are conducted under the direction and authority of the Compensation Committee, and all work performed by Compensia must be pre-approved by the Compensation Committee. Compensia does not provide any other services to the Company and does not own any shares of the Company's stock. There are no personal or business relationships between the Compensia consultants and any executive of the Company. In addition, there are no personal relationships between the Compensia consultants and any member of the Compensation Committee. Compensia maintains a detailed conflict of interest policy in order to ensure that the compensation committees for which it works receive conflict-free advice.

Nominating and Governance Committee

We have a Nominating and Governance Committee which is composed of Dr. Nissenson (Chair), Mr. Ravich and Ms. Smiley. The Nominating and Governance Committee held one meeting in 2024. The Nominating and Governance Committee has a written charter setting forth the responsibilities of the committee, a copy of which is posted on the "Investors" section of our website at *www.rockwellmed.com*. Pursuant to the charter, the Nominating and Governance Committee is generally responsible for (1) oversight of the corporate governance of the Company, (2) recommending appropriate corporate governance practices, (3) identifying individuals qualified to become directors and selecting, or recommending that the Board select, the candidates for all directorships to be filled by the Board or by the stockholders, (4) oversight of the evaluation of the Board and its committees, and (5) evaluating the charters of our Board's committees and the principles of our Board.

In identifying candidates for director, our Nominating and Governance Committee will consider suggestions from incumbent directors, management or others, including stockholders. Our Nominating and Governance Committee may retain the services of a consultant from time to time to identify qualified candidates for director. Our Nominating and Governance Committee reviews all candidates in the same manner without regard to who suggested the candidate. In selecting candidates, our Nominating and Governance Committee will consider all factors it believes appropriate, which may include (1) ensuring that the Board, as a whole, is diverse and consists of individuals with various and relevant career experience, technical skill, industry knowledge and experience, financial expertise, local or community ties, and (2) individual qualifications, including strength of character, mature judgment, familiarity with our business and industry, especially the life sciences industry, independence of thought and an ability to work collegially. Although it has no formal policy with regard to diversity, our Nominating and Governance Committee, with respect to diversity, considers such factors as differences of viewpoint, education, skill and other individual qualities and attributes that contribute to board heterogeneity. The Board and Nominating and Governance Committee assess their effectiveness in this regard annually.

Director Time Commitments

While Board members benefit from service on the boards of other companies and such service is encouraged, under the Principles of Corporate Governance, directors are expected to limit the number of other boards on which they serve so as not to interfere with their service as a director of the Company. In this regard, the Company has adopted specific limits on the number of other public company boards upon which a director may sit. Ordinarily, directors may not serve on the boards of more than five public companies and directors who are executive officers of public companies may not serve on the board of more than of more than one other public company, in addition to the Company's Board. As part of the annual director nomination process, the Nominating and Governance Committee considers directors' adherence to these expectations, and directors are expected to obtain the approval of the Nominating and Governance Committee before accepting a seat on the board of another for-profit organization.

Nominations of Directors

Nominees for director that are proposed by stockholders must be proposed pursuant to timely notice in writing to our Secretary, at Rockwell Medical, Inc., 30142 Wixom Road, Wixom, MI 48393, as provided in our bylaws. The requirements for proposing director candidates, as set forth in our bylaws, are described below.

Stockholders proposing director nominees for election at the 2026 annual meeting of stockholders must provide written notice of such intention, along with the other information required by our bylaws, to our Secretary at our principal executive offices no earlier than the close of business on November 15, 2025 and no later than December 15, 2025. If the 2026 annual meeting of stockholders date is significantly advanced or delayed from the first anniversary of the date of the Annual Meeting, then the notice and information must be given not later than the 120th day before the meeting or, if later, the 10th day after the first public disclosure of the date of the 2026 annual meeting of stockholders. With respect to an election to be held at a special meeting of stockholders, such notice must be given in accordance with the procedures set forth in our bylaws no earlier than the close of business on the 150th day before and not later than the close of business on the 120th day before the date of such special meeting or, if later, the 10th day after the first public disclosure of the date of such special meeting. A proponent must also update the information provided in or with the notice at the times specified by our bylaws. Nominees for director pursuant to a notice which is not timely given or does not contain the information required by our bylaws or which is not delivered in compliance with the procedures set forth in our bylaws will not be considered at the stockholders meeting. In addition to giving notice pursuant to the advance notice provisions of the Company's bylaws, a stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must also provide the notice required under Rule 14a-19, the SEC's universal proxy rule, to the Secretary of the Company regarding such intent no later than March 23, 2026.

Only persons who are stockholders both as of the giving of notice and the date of the stockholders meeting and who are eligible to vote at the stockholders meeting are eligible to nominate directors. The nominating stockholder (or his qualified representative) must attend the stockholders meeting and present the proposed nominee in order for the proposed nominee to be considered.

The Board has not established specific, minimum qualifications for recommended nominees or specific qualities or skills for one or more of our directors to possess. The Board uses a subjective process for identifying and evaluating candidates for nomination as a director, based on the information available to, and the subjective judgments of, the members of the Board and our then current needs. The Board does not believe there would be any difference in the manner in which it evaluates candidates based on whether the candidate is recommended by a stockholder.

Board Role in Risk Oversight

Our Board has an active role, as a whole and also at the committee level, in overseeing management of the Company's enterprise risks. While our Board oversees the Company's enterprise risk management and establishes policies, Company management is responsible for day-to-day enterprise risk management processes. The Board and its committees provide enterprise risk management oversight function through regular, periodic reporting from and discussions with management appropriate to the nature and magnitude of the particular enterprise risk. Our Audit Committee oversees management of financial risks, risks associated with conflicts of interest and cybersecurity risks. Our Compensation Committee oversees management of risks relating to executive compensation plans and arrangements. While each committee is responsible for evaluating certain risks and overseeing management of those risks, the entire Board is regularly informed about those risks. In addition, management's role is to evaluate and assess business risks and to inform the Board of its evaluation of such business risks periodically. Our Chief Compliance Officer is responsible for our internal compliance program and reports to our Audit Committee.

Code of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including our principal executive officer, principal financial officer and principal accounting officer or controller. Our Code of Business Conduct and Ethics contains written standards that we believe are reasonably designed to deter wrongdoing and to promote:

- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

- Full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications we make;

- Compliance with applicable governmental laws, rules and regulations;

- The prompt internal reporting of violations of the Code of Business Conduct and Ethics to the appropriate person or persons or through the Company's anonymous whistleblower hotline; and

- Accountability for adherence to the Code of Business Conduct and Ethics.

Principles of Corporate Governance

Our Board has adopted our Principles of Corporate Governance, which are reviewed annually by our Board and the Nominating Committee. These Principles of Corporate Governance, along with our Certificate of Incorporation, Bylaws and the charters of our Board's committees, and our Disclosure Committee, form the framework for the governance of our Company. These principles include principal board responsibilities, our Majority Voting Policy, Claw-back Policy, Lead Independent Director Charter (if a lead independent director is appointed), the Board's policy against hedging and pledging our shares of common stock, insider trading policy, and stock ownership guidelines. Our Principles of Corporate Governance, as currently in effect, are available on our website at *www.rockwellmed.com* through the "Investors" page.

Compensation Committee Interlocks

None of the members of our Compensation Committee has at any time during the prior three years been one of our officers or employees. None of our executive officers who served in 2024 currently serves, or in the past fiscal year has served, as a member of the board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

Stockholder Communications with the Board

Our Board has a process for our stockholders to send communications to our Board or Audit Committee, including complaints regarding accounting, internal accounting controls or auditing matters. Communications may be sent to our Board, our Audit Committee or specific directors by regular mail to the attention of our Board, our Audit Committee or specific directors, at our principal executive offices at 30142 Wixom Road, Wixom, MI 48393. All of these communications will be initially reviewed by our Secretary (1) to filter out communications that the Secretary deems are not appropriate for the directors, such as communications offering to buy or sell products or services, and (2) to sort and relay the remainder (unedited) to the appropriate directors.

EXECUTIVE OFFICERS

The executive officers of the Company are elected or appointed annually and serve as executive officers of the Company at the pleasure of our Board. Certain information regarding our executive officers who are not directors, as of March 1, 2025, is set forth below.

Name	Age	Position(s)
Mark Strobeck, Ph.D.[1]	54	President and Chief Executive Officer, Director
Megan Timmins	52	Executive Vice President, Chief Legal Officer and Secretary
Jesse Neri	47	Senior Vice President and Chief Financial Officer
Timothy Chole	51	Senior Vice President and Chief Commercial Officer

(1) For Dr. Strobeck's biographical information, see "Nominees For Reelection to Our Board" above.

Megan Timmins has served as the Company's Executive Vice President, Chief Legal Officer and Secretary since September 2022 and previously served as our Senior Vice President, General Counsel and Secretary from August 2021 to September 2022. Prior to that, she was an independent consultant from February 2021 to August 2021 and from May 2020 to January 2021, she served as Senior Vice President, General Counsel and Secretary for Assertio Holdings, Inc. (successor by merger to Zyla Life Sciences), a commercial pharmaceutical company. From March 2018 to January 2021, she served as Senior Vice President and General Counsel of Zyla, a life sciences company, and as Zyla's Secretary from June 2018 to January 2021. From September 2017 to March 2018, she served as Zyla's Vice President and Acting General Counsel. From October 2016 to August 2018, Ms. Timmins served as Zyla's Deputy General Counsel and from April 2016 to October 2016, she served as a consultant at Zyla. Prior to that, she served in positions of increasing responsibility at Aramark, most recently as Vice President, Associate General Counsel and Assistant Secretary from January 2011 until March 2015. Ms. Timmins received her B.A. in Government and Economics from the University of Notre Dame and her J.D. from the William and Mary Law School.

Jesse Neri has been our Chief Financial Officer since December 2024 and our Senior Vice President, Finance, since October 2023. Prior to joining the Company, Mr. Neri was the Executive Director of Finance at Hemavant Sciences and Aruvant Sciences, clinical-stage biopharmaceutical companies that are members of the Roivant portfolio, from August 2021 to October 2023. From May 2020 to August 2021, Mr. Neri was a self-employed consultant. Mr. Neri served as Senior Vice President of Finance at Zyla Life Sciences, a pharmaceutical company, from January 2020 to May 2020, as Vice President of Finance of Zyla from March 2019 to January 2020 and prior to that, as Executive Director, Financial Planning and Analysis and prior to that, as Senior Director of Financial Planning and Analysis. Prior to Zyla, Mr. Neri served as Vice President of Financial Planning and Analysis at Symphony Health Solutions. He started his career at Ellucian, a leading ERP software provider for higher education institutions, where he held various roles of increasing responsibility. Mr. Neri received a B.S., Business Administration of Finance from Villanova University and an M.B.A. from Drexel University LeBow School of Business.

Timothy Chole has been our Senior Vice President and Chief Commercial Officer since May 2024. He served as Senior Vice President, Sales and Marketing, from February 2021 to May 2024 and as our Vice President of Marketing from December 2019 to February 2021. Prior to joining the Company, Mr. Chole served as the Director of Product Marketing and Professional Education for hearing implants at Cochlear Americas from November 2016 to July 2019. Prior to that, he served in positions of increasing responsibility at Baxter International, Inc., most recently as the Global Marketing Director for Integrated Pharmacy Automation. Early in his career, Mr. Chole served as the marketing lead for the IV iron portfolio at Watson Pharmaceuticals (now Allergan), and later was the Global Marketing Director for AKI Therapy at Gambro AB (now Baxter International Inc.). His background includes global and U.S. sales, marketing leadership and market development roles. Mr. Chole received a Bachelor of Science degree in managerial economics from the University of California at Davis.

COMPENSATION OF EXECUTIVE OFFICERS

Overview

The following table sets forth the total compensation paid to or earned by Dr. Strobeck, our Chief Executive Officer, Mr. Neri, our Chief Financial Officer, and Ms. Timmins, our Chief Legal Officer and Secretary (the "NEOs") during each of the last two years, or such shorter period during which they served as a named executive officer.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[(a)]	Option Awards ($)[(a)]	Non-Equity Incentive Plan Compensation ($)[(b)]	All Other Compensation ($)[(c)]	Total ($)
Mark Strobeck, Ph.D.	2024	566,500[(e)]	—	139,000	138,378	453,200[(g)]	13,800	1,310,878
Chief Executive Officer	2023	565,865[(d)]	—	75,987	73,518	330,000	8,799	1,054,169
Jesse Neri	2024	300,000[(e)]	—	46,329	46,129	135,000	12,000	539,458
Chief Financial Officer	2023	57,652	84,000[(f)]	—	93,542	—	—	235,194
Megan Timmins	2024	412,000[(e)]	—	69,500	69,189	185,400	13,800	749,889
Chief Legal Officer and Secretary	2023	412,000	—	39,065	35,479	164,800	8,944	660,288

(a) The amounts reported in this column represent grant date fair values of restricted stock unit grants computed in accordance with FASB ASC Topic 718 and stock option grants determined using the Black Scholes option pricing model, excluding any forfeiture reserves, in accordance with FASB ASC Topic 718. The assumptions used to determine fair value of the stock option grants for 2023 are:

Options	Year Granted	Dividend Yield	Risk Free Rate	Volatility	Expected Term
Mark Strobeck	2024	0.00%	4.31%	81.79%	5.6 Years
Jesse Neri	2024	0.00%	4.31%	81.79%	5.6 Years
Megan Timmins	2024	0.00%	4.31%	81.79%	5.6 Years

(b) See "Annual Incentive Compensation" below for a description of the amounts included in this column.

(c) Represents matching contributions under our 401(k) plan.

(d) Dr. Strobeck's 2023 base salary as reported in the 2024 Proxy Statement was understated by $635.

(e) Dr. Strobeck, Mr. Neri and Ms. Timmins requested no base salary increase for 2024 to contribute to a larger pool for base salary increases for the Company's other employees.

(f) Pursuant to Mr. Neri's Employment Agreement, in 2023, he received a guaranteed bonus equal to 80% of his target bonus.

(g) 80% of Dr. Strobeck's bonus ($362,560) was paid upon approval, and 20% of Dr. Strobeck's bonus ($90,640) is payable on July 29, 2026 or on a change in control transaction (if earlier), in each case provided that Dr. Strobeck remains an employee of the Company until such payment date.

Employment Agreements

Employment Agreement with Mark Strobeck

On June 21, 2022, in connection with Dr. Strobeck's commencement of employment, the Company entered into an employment agreement with Dr. Strobeck pursuant to which he serves as the Company's President and Chief Executive Officer (the "Strobeck Agreement"). The Strobeck Agreement provides that Dr. Strobeck will serve as an at-will employee. Dr. Strobeck receives an annualized base salary of $566,500. He is eligible to earn year-end performance bonuses with a target bonus opportunity of 80% of his base salary) and is eligible to participate in the employee benefit plans and programs generally available to the Company's similarly situated senior executives. Dr. Strobeck is also eligible to receive annual long-term incentive grants consistent with similar practices for the Company's senior executives, awarded at the discretion of the Compensation Committee of the Board. In connection with his commencement of employment, he received an initial equity grant comprised of a time-based option to purchase up to 400,000 shares of the Company's common stock that vests in equal annual installments on each of the first four anniversaries of July 1, 2022 (the "Strobeck Initial Time-Based Options").

Employment Agreement with Jesse Neri

On October 16, 2023, in connection with Mr. Neri's commencement of employment, the Company entered into an employment agreement with Mr. Neri pursuant to which he was to serve as the Company's Senior Vice President,

Finance (the "Neri Agreement"). In December 2024, he was named the Chief Financial Officer of the Company. The Neri Agreement provides that Mr. Neri will serve as an at-will employee. Mr. Neri receives an annualized base salary of $300,000 ($309,000 for 2025). Mr. Neri is eligible to earn year-end performance bonuses with a target bonus opportunity of 45% of his base salary and is eligible to participate in the employee benefit plans and programs generally available to the Company's similarly situated senior executives. Mr. Neri is also eligible to receive annual long-term incentive grants consistent with similar practices for the Company's senior executives, awarded at the discretion of the Compensation Committee of the Board. In connection with his commencement of employment, he received an initial equity grant comprised of a time-based option to purchase up to 75,000 shares of the Company's common stock that vests in equal installments on each of the first four anniversaries of October 16, 2023 (the "Neri Initial Time-Based Options").

Employment Agreement with Megan Timmins

On July 21, 2021, in connection with Ms. Timmins' commencement of employment, the Company entered into an employment agreement with Ms. Timmins pursuant to which she was to serve as the Company's Senior Vice President, General Counsel and Secretary and currently serves as the Company's Executive Vice President, Chief Legal Officer and Secretary (the "Timmins Agreement"). The Timmins Agreement provides that Ms. Timmins will serve as an at-will employee. Ms. Timmins receives an annualized base salary of $412,000. She is eligible to earn year-end performance bonuses with a target bonus opportunity of 45% of her base salary and is eligible to participate in the employee benefit plans and programs generally available to the Company's similarly situated senior executives. Ms. Timmins is also eligible to receive annual long-term incentive grants consistent with similar practices for the Company's senior executives, awarded at the discretion of the Compensation Committee of the Board. In connection with her commencement of employment, she received an initial equity grant comprised of a time-based option to purchase up to 350,000 shares of the Company's common stock that vests in equal installments on each of the second and fourth anniversaries of August 16, 2021 (the "Timmins Initial Time-Based Options").

Annual Incentive Compensation

For purposes of determining 2024 annual Non-Equity Incentive compensation for the eligible named executive officers, the Board, upon recommendation of the Compensation Committee, approved a set of corporate and individual goals for each executive that would determine their respective payout, subject to Board discretion. Dr. Strobeck's target bonus opportunity was 80% of base salary and Mr. Neri's and Ms. Timmins's target bonus opportunity was 45% of base salary.

The 2024 corporate goals focused on: (i) achieving certain financial objectives (including targets for GAAP revenue, gross margin, and adjusted EBITDA); and (ii) certain quality and operational objectives, including implementing automation and digital improvements in the Company's manufacturing and delivery process and making certain information technology improvements. The 2024 corporate goals also contained stretch objectives related to business development initiatives. Attainment was based on a leverage curve that paid out between 75% and 125% of target.

The Board assessed the Company's performance relative to the 2024 corporate goals and determined that such eligible NEOs achieved earned a total payout of 110% of target based on the award scaling under the leverage curve: (i) 92.5% of the financial objectives; (ii) 17.5% of the quality and operational objectives; and (iv) 0% of the stretch objectives. The Board reviewed each eligible NEOs performance relative to pre-established individual goals and determined the attainment on that portion of the bonus payout was earned at 100% of target. Given the Board's assessment of the Company's overall performance, it exercised negative discretion and reduced the approved bonus payouts to 100% of each NEOs target bonus amount. Dr. Strobeck received 80% of his bonus upon Board approval, with the remaining 20% to be paid on July 29, 2026 or a change in control of the Company (if earlier), in each case provided that Dr. Strobeck remains an employee of the Company until such payment date.

2024 Long-Term Equity Incentive Compensation

In March 2024, Dr. Strobeck, Mr. Neri and Ms. Timmins each received a grant of 100,000, 33,330 and 50,000 restricted stock units, respectively. Also in March 2024, Dr. Strobeck, Mr. Neri and Ms. Timmins also received grants of 141,560, 47,190 and 70,780 stock options, respectively.

Outstanding Equity Awards at 2024 Year-End

The following table shows certain information regarding outstanding equity awards at December 31, 2024 for our NEOs:

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have not Vested ($)[(f)]
Mark Strobeck	3/14/2024	—	141,560[(a)]	1.39	3/14/2034	100,000[(d)]	204,000
	3/17/2023	33,733	43,372[(a)]	1.37	3/17/2033	27,732[(e)]	56,573
	7/1/2022	200,000	200,000[(b)]	1.28	7/1/2032	—	—
Jesse Neri	3/14/2024	—	47,190[(a)]	1.39	3/14/2034	33,330[(d)]	67,993
	10/16/2023	18,750	56,250[(b)]	1.88	10/16/2033	—	—
Megan Timmins	3/14/2024	—	70,780[(a)]	1.39	3/14/2034	50,000[(d)]	102,000
	3/17/2023	16,279	20,931[(a)]	1.37	3/17/2033	14,257[(e)]	29,084
	9/9/2022	40,000	40,000[(b)]	1.66	9/9/2032	—	—
	8/16/2021	15,909	15,909[(c)]	6.71	8/16/2031	—	—

(a) These options vest 25% on the first anniversary of the grant date, with the remainder vesting in equal monthly installments through the fourth anniversary of the grant date, subject to continued service through each such vesting date.

(b) These options vest 25% per year on each of the first four anniversaries of the grant date, subject to continued service through each such vesting date.

(c) These options vest in two equal installments on the second and fourth anniversaries of the grant date, subject to continued service through each such vesting date.

(d) These restricted stock units vest in three equal installments on the first three anniversaries of March 14, 2024, subject to continued vesting through each such vesting date.

(e) These restricted stock units vest in two equal installments on the first and second anniversaries of March 17, 2023, subject to continued service through each such vesting date.

(f) Based on a price of $2.04, which was the closing price of the Company's common stock on December 31, 2024.

Other Compensation

The Company offers a 401(k) plan for individual retirement savings opportunities available to all of our salaried employees on a non-discriminatory basis. For the 2024 plan year, the Company provided matching contributions equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred. All matching contributions under the 401(k) plan are fully vested. The Company does not have other pension or retirement plans or deferred compensation arrangements for our NEOs.

Equity Award Grant Practices

The Board does not have a formal policy related to equity award grant practices, but generally approves grants of equity awards in March of each year. For 2025, if the increase in the authorized shares under the 2018 Long Term Incentive Plan is approved, the Compensation Committee and the independent members of the Board plan to meet jointly after the Annual Meeting to consider and approve annual equity awards. The Compensation Committee and Board do not grant equity awards in anticipation of the release of material nonpublic information, nor is the timing of filings of material nonpublic information based on equity award grant dates.

Equity grants to certain newly hired employees are made at the next meeting of the Compensation Committee following the month they commence employment with the Company. Equity grants to newly hired officers or newly appointed directors are typically made upon commencement of employment or service, as the case may be. Where applicable, the exercise/grant price for an award will be equal to the closing market price of our common stock on the grant date. Our equity incentive plan prohibits the repricing or exchange/cash out of equity awards without shareholder approval.

During 2024, we did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Executive Stock Ownership Guidelines

In 2017, our Board established formal stock ownership guidelines to further align our executive's and stockholders' economic interests and discourage inappropriate or excessive risk-taking. The Board reviewed and amended the guidelines in February 2023. Under the amended guidelines, our Chief Executive Officer is required to hold shares with a value equal to at least 3x his base salary by the later of the fifth anniversary of the date the guidelines became effective or the fifth anniversary of the executive's first designation as an executive subject to the guidelines. Our Chief Executive Officer will be deemed to be in compliance with the guidelines if the value of shares he holds on any date during the calendar year equals or exceeds three times his base salary. After meeting the ownership guidelines, any subsequent decreases in the market value of shares will not be considered, as long as the executive remains at the same salary and/or title level and holds at least the same number of shares as they did when they met or exceeded the guidelines.

For purposes of these guidelines, the following securities will be counted in determining whether an executive owns the requisite number of shares: shares of common stock purchased by the executive, shares owned jointly with or separately by a member of the executive's immediate family, shares held indirectly by entities formed for the benefit of the executive or his or her immediate family members or over which the executive has the ability to influence or direct investment decisions, outstanding shares held through the Company's equity plans (other than performance shares which have not yet vested), and shares issuable upon vesting of time-vested restricted stock units settleable in shares of common stock, whether vested or unvested. Our Chief Executive Officer intends to be in compliance with the stock ownership requirements by the deadline applicable to him as set forth above. We will continue to review the guidelines relative to market on a periodic basis and make adjustments as needed to executives covered and ownership requirements.

Insider Trading, Anti-Hedging and Anti-Pledging Policy

We have adopted insider trading policies and procedures ("Insider Trading Policy") governing the purchase, sale and other transactions in Company securities by our directors, officers and employees, and other covered persons, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing rules, as applicable. In addition, from time to time, the Company may engage in transactions in its own securities, including share issuances and repurchases. The Company's practices with respect to share issuances and repurchases, which are overseen by the Finance and Legal Departments (and, if appropriate, approved by the Board or appropriate committee), are designed to promote compliance with applicable insider trading and other securities laws, rules, regulations and listing standards. Transactions pursuant to equity-based compensation arrangements are conducted in accordance with the terms of the plans and agreements.

Our Board has established an anti-hedging and anti-pledging policy as part of our Principles of Corporate Governance and Insider Trading Policy. This policy prohibits any of our directors or executive officers and certain of our employees from (a) pledging shares of common stock or derivative securities as collateral for a loan, (b) engaging in hedging transactions and other transactions involving derivative securities, and (c) placing standing and limit orders that will remain in place for longer than one trading day other than in compliance with Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Incentive Compensation Clawback Policy

In 2017, our Board adopted an incentive compensation recoupment, or "clawback," policy applicable to our executive officers. The Board revised the clawback policy in 2023 in accordance with Nasdaq rules. Under this policy, in the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), the Company will recover on a reasonably prompt basis the amount of any incentive-based compensation received by an executive officer during the recovery period that exceeds the amount that otherwise would have been received had it been determined based on the restated financial statements. "Incentive-Based Compensation" means any compensation granted, earned, or vested based in whole or in part on the Company's attainment of a financial reporting measure that was received by a person (i) on or after October 2, 2023 and after the person began service as an executive officer, and (ii) who served as an executive officer at any time during the performance period for the incentive-based compensation. A financial reporting measure is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company's stock price or total shareholder return.

Payments Upon Termination or Change in Control

Mark Strobeck

Under the Strobeck Agreement, upon a termination of Dr. Strobeck's employment due to death or Disability (as defined therein), any equity awards held by Dr. Strobeck subject to time-based vesting conditions will accelerate and become fully vested. All stock options held by Dr. Strobeck that are exercisable as of the date of such termination, including any stock options that accelerate in connection with such termination, will remain exercisable until the earlier of one year following such termination and the expiration date of the stock options. Under the Strobeck Agreement, upon a termination of Dr. Strobeck's employment by the Company without Cause or by Dr. Strobeck for Good Reason (each as defined therein), Dr. Strobeck will be entitled to receive, subject to his execution and non-revocation of a separation agreement and release of claims in favor of the Company and compliance with certain restrictive covenants, (i) an amount equal to his base salary then in effect, payable in equal installments for a one-year period, (ii) a pro-rated bonus for the year of termination, based on achievement of actual performance for the full performance period and pro-rated based on the portion of the performance period Dr. Strobeck was employed prior to termination, payable in a lump sum after the completion of the full performance, (iii) reimbursement of COBRA coverage for up to one year (or, if sooner, until he receives substantially similar coverage from another employer), and (iv) the Strobeck Initial Time-Based Options will continue to vest for a period of one year and all stock options held by Dr. Strobeck that are exercisable as of the date of such termination and all stock options that become exercisable over the one-year period following such termination, will remain exercisable until the earlier of one year following such termination and the expiration date of the stock options. Under the Strobeck Agreement, in the event of a Change of Control (as defined therein), upon a termination of Dr. Strobeck's employment by the Company without Cause or by Executive for Good Reason during the Effective Period (as defined therein), subject to his compliance with certain restrictive covenants, Dr. Strobeck will be entitled to receive (i) an amount equal to the sum of (A) 1.5 times his base salary then in effect plus (B) 100% of his annual target bonus, (ii) reimbursement of COBRA coverage for up to two years (or, if sooner, until he receives substantially similar coverage from another employer or is no longer eligible for COBRA coverage) and (iii) any equity awards held by Dr. Strobeck subject to time-based vesting conditions will accelerate and become fully vested and all stock options held by Dr. Strobeck that are exercisable as of the date of such termination, including any stock options that accelerate in connection with such termination, will remain exercisable until the expiration date of the stock options.

In connection with the Strobeck Agreement, Dr. Strobeck also entered into the Company's form of Employee Confidentiality, Assignment of Inventions, Non-Interference and Non-Competition Agreement.

Jesse Neri

Under the Neri Agreement, upon a termination of Mr. Neri's employment due to death or Disability (as defined therein), any equity awards held by Mr. Neri subject to time-based vesting conditions (the "Time-Based Awards") will accelerate and become fully vested. All stock options held by Mr. Neri that are exercisable as of the date of such termination, including any stock options that accelerate in connection with such termination, will remain exercisable until the earlier of one year following such termination and the expiration date of the stock options. Under the Neri Agreement, upon a termination of Mr. Neri's employment by the Company without Cause or by Mr. Neri for Good Reason (each as defined therein), Mr. Neri will be entitled to receive, subject to his execution and non-revocation of a separation agreement and release of claims in favor of the Company and compliance with certain restrictive covenants, (i) an amount equal to his base salary then in effect, payable in equal installments for a one-year period, (ii) reimbursement of COBRA coverage for up to one year (or, if sooner, until he receives substantially similar coverage from another employer), and (iii) the Time-Based Awards will continue to vest for a period of one year and all stock options held by Mr. Neri that are exercisable as of the date of such termination and all stock options that become exercisable over the one-year period following such termination, will remain exercisable until the earlier of one year following such termination and the expiration date of the stock options. Under the Neri Agreement, in the event of a Change of Control (as defined therein), upon a termination of Mr. Neri's employment by the Company without Cause or by Mr. Neri for Good Reason during the Effective Period (as defined therein), subject to his compliance with certain restrictive covenants, Mr. Neri will be entitled to receive (i) an amount equal to the sum of (A) 1.5 times his base salary then in effect plus (B) 100% of his annual target bonus, (ii) reimbursement of COBRA coverage for up to one year (or, if sooner, until he receives substantially similar coverage from another employer or is no longer eligible for COBRA coverage) and (iii) any Time-Based Awards will accelerate and become fully vested and all stock options held by Mr. Neri that are exercisable as of the date of such termination, including any stock options that accelerate in connection with such termination, will remain exercisable until the expiration date of the stock options.

In connection with the Neri Agreement, Mr. Neri also entered into the Company's form of Employee Confidentiality, Assignment of Inventions, Non-Interference and Non-Competition Agreement.

Megan Timmins

Under the Timmins Agreement, upon a termination of Ms. Timmins' employment due to death or Disability (as defined therein), any equity awards held by Ms. Timmins subject to time-based vesting conditions (the "Time-Based Awards") will accelerate and become fully vested. All stock options held by Ms. Timmins that are exercisable as of the date of such termination, including any stock options that accelerate in connection with such termination, will remain exercisable until the earlier of one year following such termination and the expiration date of the stock options. Under the Timmins Agreement, upon a termination of Ms. Timmins' employment by the Company without Cause or by Ms. Timmins for Good Reason (each as defined therein), Ms. Timmins will be entitled to receive, subject to her execution and non-revocation of a separation agreement and release of claims in favor of the Company and compliance with certain restrictive covenants, (i) an amount equal to her base salary then in effect, payable in equal installments for a one-year period, (ii) reimbursement of COBRA coverage for up to one year (or, if sooner, until she receives substantially similar coverage from another employer), and (iii) the Time-Based Awards will continue to vest for a period of one year and all stock options held by Ms. Timmins that are exercisable as of the date of such termination and all stock options that become exercisable over the one-year period following such termination, will remain exercisable until the earlier of one year following such termination and the expiration date of the stock options. Under the Timmins Agreement, in the event of a Change of Control (as defined therein), upon a termination of Ms. Timmins' employment by the Company without Cause or by Ms. Timmins for Good Reason during the Effective Period (as defined therein), subject to her compliance with certain restrictive covenants, Ms. Timmins will be entitled to receive (i) an amount equal to the sum of (A) 1.5 times her base salary then in effect plus (B) 100% of her annual target bonus, (ii) reimbursement of COBRA coverage for up to one year (or, if sooner, until she receives substantially similar coverage from another employer or is no longer eligible for COBRA coverage) and (iii) any Time-Based Awards will accelerate and become fully vested and all stock options held by Ms. Timmins that are exercisable as of the date of such termination, including any stock options that accelerate in connection with such termination, will remain exercisable until the expiration date of the stock options.

In connection with the Timmins Agreement, Ms. Timmins also entered into the Company's form of Employee Confidentiality, Assignment of Inventions, Non-Interference and Non-Competition Agreement.

Long Term Incentive Plans

In addition to the severance benefits discussed above, the NEOs would receive certain benefits upon termination of employment that are provided to all salaried employees on a nondiscriminatory basis-accrued salary and 401(k) plan distributions.

In the event of a change of control, all unvested awards under the 2018 Plan do not accelerate automatically. However, if a participant's employment terminates under certain qualifying circumstances (as described above for each NEO) after a change in control or if the surviving corporation does not assume our unvested awards, then the vesting of unvested awards will accelerate and be considered fully vested, provided that performance awards will only vest either to the extent the performance is met or assuming target performance, but pro-rated to reflect only the portion of the performance period that has lapsed, whichever is greater.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance of the Company. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Compensation of Executive Officers."

Year (a)	Summary Compensation Table Total for Strobeck[1] (b)	Summary Compensation Table Total for Ellison[1] (c)	Compensation Actually Paid to Strobeck[2] (d)	Compensation Actually Paid to Ellison[2] (e)	Average Summary Compensation Table Total for Non-PEO NEOs[3] (f)	Average Compensation Actually Paid to Non-PEO NEOs[4] (g)	Value of Initial Fixed $100 Investment Based On Total Shareholder Return[5] (h)	Net Loss[6] (i) (in 000's)
2024 ...	$1,310,878	—	$1,435,714	—	$644,673	$732,064	$45.23	($ 480)
2023 ...	$1,054,169	—	$1,760,113	—	$426,596	$464,365	$17.01	($ 8,439)
2022 ...	$ 711,762	$712,128	$ 641,120	$619,576	$660,702	$569,351	$ 8.91	($18,679)

(1) The dollar amounts reported in columns (b) and (c) are the amounts reported for Dr. Strobeck (the Company's Chief Executive Officer) and Dr. Ellison (the Company's former Chief Executive Officer) for each of the corresponding years in the "Total" column in our Summary Compensation Table. Refer to the "Summary Compensation Table".

(2) The dollar amounts reported in columns (d) and (e) represent the amount of "compensation actually paid" to Dr. Strobeck and Dr. Ellison, as computed in accordance with Item 402(v) of Regulation S-K. In accordance with these rules, these amounts reflect "Total Compensation" as set forth in the Summary Compensation Table for each year, adjusted as shown below. Equity values are calculated in accordance with FASB ASC Topic 718 and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Compensation Actually Paid to PEO	**2024**
Summary Compensation Table Total	$1,310,878
Less, value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table.	($ 277,378)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	$ 421,082
Plus, fair value as of vesting date of equity awards granted and vested in the year.	—
Plus, year over year change in fair value of outstanding and unvested equity awards granted in prior years	$ 21,775
Plus, year over year change in fair value of equity awards granted in prior years that vested in the year	($ 40,643)
Less, prior year-end fair value for any equity awards forfeited in the year	—
Compensation Actually Paid to PEO	$1,435,714

(3) The dollar amounts reported in column (f) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Drs. Strobeck and Ellison) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs included for these purposes in each applicable year are as follows: (i) for 2024, Megan Timmins and Jesse Neri; (ii) for 2023, Megan Timmins, Jesse Neri (3 months), Marc Hoffman (8 months) and Paul McGarry (9 months); and (iii) for 2022, Russell Skibsted (11 months), Megan Timmins and Marc Hoffman;. Unless otherwise indicated, the average amounts for each fiscal year are based on a full year of service for each NEO.

(4) The dollar amounts reported in column (g) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Drs. Strobeck and Ellison), as computed in accordance with Item 402(v) of Regulation S-K. In accordance with these rules, these amounts reflect average "Total Compensation" as set forth in the Summary Compensation Table for each year, adjusted as shown below. Equity values are calculated in accordance with FASB ASC Topic 718 and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of the grant

Average Compensation Actually Paid to Non-PEO NEOs	**2024**
Average Summary Compensation Table Total.	$644,673
Less, average value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	($115,573)
Plus, average year-end fair value of outstanding and unvested equity awards granted in the year	$175,449
Plus, average fair value as of vesting date of equity awards granted and vested in the year	—
Plus, average year over year change in fair value of outstanding and unvested equity awards granted in prior years . . .	$ 4,899
Plus, average year over year change in fair value of equity awards granted in prior years that vested in the year	$ 22,616
Less, prior year-end fair value for any equity awards forfeited in the year	—
Average Compensation Actually Paid to Non-PEO NEOs	$732,064

(5) Total Shareholder Return ("TSR") is calculated by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the Company's share price at the end of each fiscal year shown and the beginning of the measurement period, by (b) the Company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2021.

(6) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

Description of Certain Relationships between Information Presented in the Pay versus Performance Table

While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR



Compensation Actually Paid and Net Loss



DIRECTOR COMPENSATION

2024 Director Compensation

In considering the Company's need to attract and retain qualified directors and to ensure that the Company compensates non-employee directors in line with market practice, we regularly review our director compensation program with our independent compensation consultant. Based on market benchmarking completed in 2023 by Compensia, the Compensation Committee adjusted our director compensation program effective for 2024. As described below, the Company compensates non-employee directors through a mix of cash retainer fees and equity grants that are subject to vesting.

(1) Annual Board Service Cash Retainer: $45,000

(2) Additional Annual Cash Retainer for Chairman of the Board: $40,000

(3) Additional Annual Cash Retainers for Committee Chair Service: $20,000 for Audit, $15,000 for Compensation and $10,000 for Governance and Nominating

(4) Additional Annual Cash Retainers for Committee Member Service (excluding Chairs): $10,000 for Audit, $7,500 for Compensation and $5,000 for Governance and Nominating

(5) Annual Equity Grant: $100,000 in grant value, awarded 50% in stock options and 50% in restricted stock units (subject to adjustment based on share pool constraints)

In 2024, due to limited availability in the pool of shares reserved for issuance under the Company's 2018 Long Term Incentive Plan and the low stock price, the Board determined to award each of our non-employee directors 36,111 restricted stock units. The restricted stock units, which had a grant date value of $65,000 on May 21, 2024, vest in full one year from the date of grant.

The following table sets forth certain information relating to the compensation for our non-employee directors for the last year:

2024 Director Compensation

Name	Fees Earned or Paid in cash ($)	Option Awards ($)	Restricted Stock Unit Awards ($)[a]	Total ($)
John Cooper	72,500	—	65,000	137,500
Joan Lau, Ph.D.	62,500	—	65,000	127,500
Allen Nissenson, MD	62,500	—	65,000	127,500
Robert Radie	85,000	—	65,000	150,000
Mark H. Ravich	60,000	—	65,000	125,000
Andrea Heslin Smiley	65,000	—	65,000	130,000

(a) The amount in the table represents the grant-date fair value of such restricted stock units determined in accordance with FASB ASC Topic 718.

The table below shows the number of unexercised options and stock appreciation rights and the number of shares of unvested restricted stock units and unvested restricted stock awards held by each of the non-employee directors at December 31, 2024.

Name	Options Held	Restricted Stock Units Held	Restricted Stock Awards Held	Stock Appreciation Rights Held
John Cooper	15,378	36,111	—	2,090
Joan Lau, Ph.D.	25,000	36,111	—	—
Allen Nissenson, MD	9,772	36,111	—	—
Robert Radie	10,274	36,111	—	—
Mark H. Ravich	15,249	36,111	—	—
Andrea Heslin Smiley	8,990	36,111	—	—

Director Stock Ownership Guidelines

The Board adopted formal stock ownership guidelines for its non-employee directors in 2017. In February 2023, the Compensation Committee engaged with Compensia to review the guidelines against market best practices. To better align with market and the Company's shareholders, the committee amended the guidelines to increase the ownership requirement from 1x to a value equal to 3x the annual Board service cash retainer. Non-employee directors must satisfy the applicable guidelines by the later of the fifth anniversary of when they joined the Board, or the fifth anniversary of when the guidelines were amended, which occurred in February 2023. Shares are counted toward the guideline in the same manner as described under "Compensation of Executive Officers–Executive Stock Ownership Guidelines."

Anti-Hedging and Anti-Pledging Policy

We have an anti-hedging and anti-pledging policy that applies to our directors. See "Compensation of Executive Officers–Anti-Hedging and Anti-Pledging Policy" for more information.

PROPOSAL 2
ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Exchange Act and related rules of the SEC, we are providing stockholders with an opportunity to vote on an advisory or non-binding resolution to approve the 2024 compensation of our NEOs as described in this Proxy Statement (sometimes referred to as "say on pay"). Consistent with the advisory vote of the stockholders in 2023, the Board has determined that the opportunity for such a vote will occur at every annual meeting of stockholders.

The Compensation Committee, comprised solely of independent directors, is responsible for our compensation policies and practices and has established a process for the review and approval of compensation programs and amounts awarded to our executive officers without encouraging excessive risk-taking. One of the key principles underlying our Compensation Committee's compensation philosophy is pay for performance. We will continue to emphasize compensation arrangements that align the financial interests of our executives with the interests of long-term stockholders. We urge you to read the section of this Proxy Statement entitled "Compensation of Executive Officers and Directors" for a detailed discussion of our executive compensation practices and philosophy.

The Compensation Committee believes that the policies and procedures described in that section are effective in implementing our compensation philosophy. Therefore, we ask that you indicate your support for our executive compensation policies and practices as described in the tables and related narrative contained in this Proxy Statement by voting FOR the following resolution:

RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the Company's NEOs as disclosed in "Compensation of Executive Officers," including the compensation tables, and the related narrative disclosure in this Proxy Statement.

Vote Required

Approval of the compensation of our named executive officers in an advisory vote requires the affirmative vote of a majority of the votes cast by the holders of common stock entitled to vote on the matter. Your vote is advisory and so will not be binding on the Board. However, the Board and the Compensation Committee value the opinion of stockholders and expect to take into account the outcome of the vote when considering future executive compensation decisions to the extent they can determine the cause or causes of a negative vote.

Broker non-votes, if any, and abstentions will not be counted as votes cast on the matter and will have no effect on the outcome of this proposal.

**THE BOARD RECOMMENDS A VOTE "FOR"
THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S
NAMED EXECUTIVE OFFICERS.**

PROPOSAL 3
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM FOR 2025

Proposal to Ratify Selection of Auditors for 2025

Our Board has engaged EisnerAmper LLP as our independent registered public accounting firm for the year ending December 31, 2025 and is seeking ratification of such selection by our stockholders at the Annual Meeting. EisnerAmper LLP has served as our independent auditor since 2023. Representatives of EisnerAmper LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Independent Accountants

EisnerAmper LLP served as our independent registered public accounting firm for the year ended December 31, 2024 and December 31, 2023. The following table summarizes the total fees EisnerAmper LLP billed and expected to be billed to us for each of the last two fiscal years.

	2023	2024
Audit Fees[a]	$525,460	$592,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

(a)   Consists of fees for the audit of our annual financial statements and internal control over financial reporting, review of our Form 10-K, review of our quarterly financial statements included in our Forms 10-Q, services provided in connection with our proxy statement and services in connection with other SEC filings (including comfort letters).

The Audit Committee of the Board does not consider the provision of the services described above by EisnerAmper LLP to be incompatible with the maintenance of EisnerAmper LLP's independence.

Before EisnerAmper LLP is engaged by us to render audit or non-audit services, the engagement is approved by our Audit Committee. All of the services performed by EisnerAmper LLP for the Company during 2024 were pre-approved by the Audit Committee.

Recent Changes in Independent Registered Public Accounting Firm

Dismissal of Marcum LLP

Our Board conducted a competitive process to determine the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023. Our Board invited several independent registered public accounting firms to participate in the process.

Following the review of proposals from the independent registered public accounting firms that participated in this process, on April 7, 2023, the Board, upon recommendation of the Audit Committee, dismissed Marcum as the Company's independent registered public accounting firm, effective April 10, 2023.

The audit reports of Marcum on the consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2021, did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2021 and December 31, 2022, and the subsequent interim period preceding Marcum's dismissal, there were (i) no "disagreements" as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which that, if not resolved to Marcum's satisfaction, would have caused Marcum to make reference to the subject matter of any such disagreement in connection with its reports for such years and interim period and (ii) no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K during the two most recent fiscal years or the subsequent interim period.

Appointment of EisnerAmper LLP

On April 7, 2023, our Board appointed EisnerAmper LLP as its new independent registered public accounting firm for the year ended December 31, 2023, effective April 10, 2023. During the fiscal years ended December 31, 2021 and December 31, 2022, and the subsequent interim period through April 10, 2023, neither the Company nor anyone on its behalf consulted with EisnerAmper LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements and neither a written report nor oral advice was provided to the Company that EisnerAmper LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Vote Required

Approval of the proposal to ratify the selection of EisnerAmper LLP as our independent registered public accounting firm requires the affirmative vote of a majority of the votes cast by the holders of common stock entitled to vote on the matter. We are not required to have stockholders ratify the selection of our independent registered public accounting firm. However, the Audit Committee is submitting its selection of EisnerAmper LLP to our stockholders for ratification as a matter of good corporate practice and to help us achieve the necessary quorum at our Annual Meeting. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain EisnerAmper LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and our stockholders.

Broker non-votes, if any, and abstentions will not be counted as votes cast on the matter and will have no effect on the outcome of this proposal.

**THE BOARD RECOMMENDS A VOTE "FOR"
THE RATIFICATION OF EISNERAMPER LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2025.**

PROPOSAL 4
PROPOSAL TO AMEND AND RESTATE THE 2018 PLAN

Summary

The Board is asking you to approve an amendment and restatement of the Amended and Restated Rockwell Medical, Inc. 2018 Long Term Incentive Plan (the "2018 Plan") to increase the number of shares reserved for issuance thereunder, to extend the term of the 2018 Plan, to change the minimum vesting requirement to make it clear that it does not apply in the case of substitute awards in connection with a merger, and to change the provision related to the treatment of equity on a Change in Control to provide the Company with greater flexibility. If stockholders approve this proposal, the number of shares of our common stock that may be delivered pursuant to awards granted under the 2018 Plan will be increased by an additional 5,000,000 shares, the term of the 2018 Plan would extend to May 20, 2035, and the Plan would provide that the board can determine whether to accelerate vesting of equity on a Change in Control and establish what would happen if the board does not make a specific determination regarding such treatment at the time of a change in control.

On March 3, 2025, the Board approved the amendment and restatement of the 2018 Plan, including the proposed increase to the shares issuable thereunder, subject to stockholder approval.

As of March 3, 2025, (i) a total of 1,884,747 shares of our common stock were then subject to outstanding options granted under the 2018 Plan; (ii) 584,309 shares of our common stock were then subject to unvested restricted stock awards and unvested restricted stock unit awards granted under the 2018 Plan; and (iii) 294,686 shares were available for new award grants under the 2018 Plan (without taking into account the 5,000,000 shares that would be added to the 2018 Plan if stockholders approve this proposal). As of March 3, 2025, the average weighted per share exercise price of all outstanding stock options granted under the 2018 Plan was $10.05 and the weighted average remaining contractual term was 8.07 years. If stockholders approve this proposal, we currently expect the number of additional shares being requested for approval will be sufficient to meet our expected needs through the end of 2024 based on our historical grant practices and performance. If stockholders do not approve this proposal, we will continue to have the authority to grant awards under the 2018 Plan, but the proposed 5,000,000 share increase in the 2018 Plan share limit will not be effective and could result in a serious disruption of our compensation programs and will limit our ability to provide retention incentives to our executives and other employees and to our directors.

The Board considers the equity program to be critical to aligning executives and employees with stockholders during this period when the Company is focused on its business strategy. Equity awards are a significant component of total compensation for our directors, executive officers and other employees and are vital to our ability to attract and retain outstanding and highly skilled individuals in the extremely competitive labor markets in which we must compete. As we see equity as a long-term vehicle, we have not taken action to address the outstanding stock options that are underwater at current stock price levels and providing limited value to our employees. If stockholders do not approve the proposal, we would need to grant cash and other non-equity rewards to these individuals. We believe that such alternative forms of compensation do not align employee interests with those of stockholders as efficiently as equity-based awards, and we feel it is important to provide compensation that continues to effectively align employees with stockholders and which provides a total compensation package that is competitive with other companies. We strongly believe that the approval of this proposal is instrumental to our continued success. In addition, while our burn rate calculation is based on total shares outstanding, we also have 3,750,000 shares issuable upon exercise of outstanding warrants at an exercise price of $5.13 per share and 191,096 shares issuable upon exercise of outstanding warrants at an exercise price of $1.83 per share. While these warrants have not been exercised to date, they could be at any time, which would significantly increase our total shares outstanding by 3,941,096 shares (assuming the exercise of all outstanding warrants).

Please see the discussion below under "Specific Benefits under the 2018 Plan" and "Aggregate Past Grants Under the 2018 Plan" for detailed information on certain awards that we granted that are contingent on stockholder approval of this 2018 Plan proposal, as well as past awards granted under the 2018 Plan.

Award Burn Rate

The following table presents information regarding our net burn rate for the past three complete fiscal years, with average annual net burn rate over such three years being 3.65%. For this purpose, the "net burn rate" for any one particular fiscal year means the total number of shares of our common stock issuable upon exercise or payment, as the case may be, of the equity-based awards granted by us under all equity compensation plans in that fiscal year,

less the total number of such shares canceled, terminated or forfeited in the fiscal year without the awards having become vested or paid, as the case may be, divided by our weighted average number of basic shares of common stock issued and outstanding during that particular fiscal year.

	2024	2023	2022
Options granted	584,410	497,245	898,659
Restricted stock unit awards granted	516,656	313,065	125,000
Less: shares subject to canceled, terminated or forfeited awards	20,742	429,709	232,346
Net shares granted	1,080,324	380,601	791,313
Weighted average basic common shares outstanding	31,058,539	20,762,077	9,866,844
Net burn rate[1][2]	3.48%	1.83%	8.02%

_____

(1) Net burn rate is equal to (x) divided by (y), where (x) is equal to the sum of total options granted during the fiscal year, plus the total restricted stock unit awards granted during the fiscal year, minus the total number of shares subject to stock options and restricted stock unit awards canceled, terminated or forfeited during the fiscal year without the awards having become vested or paid, as the case may be, and where (y) is equal to our weighted average basic common shares outstanding for each respective year.

(2) For the three-year period ended December 31, 2024, our average annual net burn rate using the methodology described in note (1) above was 3.65%.

We currently expect that the additional shares requested for the 2018 Plan under this proposal would provide us with flexibility to continue to grant equity-based awards through the end of 2026, assuming a level of grants consistent with the number of equity-based awards granted during 2024 and usual levels of shares becoming available for new awards as a result of forfeitures of outstanding awards throughout the projected period. This also takes into consideration the current stock price, which determines the value of awards and the number of shares used in each award. However, this is only an estimate, in our management's judgment, based on current circumstances. The total number of shares that are awarded under the 2018 Plan in any one year or from year to year may change based on any number of variables, including, without limitation, the value of our common stock (since higher stock prices generally require that fewer shares be issued to produce awards of the same grant date fair value), changes in competitors' compensation practices or changes in compensation practices in the market generally, changes in the number of our employees, changes in the number of our directors and officers, acquisition activity and the potential need to grant awards to new employees in connection with acquisitions, the need to attract, retain and incentivize key talent, the types of awards we grant, and how we choose to balance total compensation between cash and equity-based awards. The type and terms of awards granted may also change in any one year or from year to year based on any number of variables, including, without limitation, changes in competitors' compensation practices or changes in compensation practices generally, and the need to attract, retain and incentivize key talent.

Dilution

The following table shows the total number of shares of our common stock that were (i) subject to unvested restricted stock unit awards granted under the 2018 Plan, (ii) subject to outstanding stock options granted under the 2018 Plan and (iii) available for new award grants under the 2018 Plan as of December 31, 2024. In this Proposal 4, the number of shares of our common stock subject to awards granted during any particular period or outstanding on any particular date is presented based on the actual number of shares of our common stock covered by those awards.

	December 31, 2024
Shares subject to unvested restricted stock unit awards	584,309
Shares subject to outstanding stock options	1,886,247
Shares available for new award grants under the 2018 Plan	294,686

To help assess the potential dilutive impact of this proposal, the number of shares of our common stock outstanding as at the end of each of the last three fiscal years is as follows: 12,163,673 shares outstanding at the end of fiscal year 2022, 23,130,607 shares outstanding at the end of fiscal year 2023, and 34,056,920 shares outstanding at the end of fiscal year 2024. There were 34,174,687 shares of our common stock outstanding as of March 24, 2025. Although our dilution discussions are based on total shares outstanding, we have 3,750,000 shares issuable upon exercise of outstanding warrants at an exercise price of $5.13 per share and warrants to purchase 191,096 shares of common stock at an exercise price of $1.83 per share. While these warrants have not been exercised to date, they could be at any time, which would significantly increase our total shares outstanding.

The closing market price of our common stock on The Nasdaq Capital Market on March 24, 2025 was $1.26.

The Board believes that approval of the amendment and restatement of the 2018 Plan, including the proposed increase to the shares reserved for issuance thereunder, will promote our interests and those of our stockholders and will help us continue to be able to attract, motivate, retain and reward persons important to our success. All members of the Board and all of our executive officers are eligible for awards under the 2018 Plan and thus have a personal interest in the approval of the proposed amendment and restatement of the 2018 Plan.

Vote Required

Approval of the proposal to approve an amendment to the Company's 2018 Long Term Incentive Plan requires the affirmative vote of the holders of shares of common stock representing a majority of the votes cast on the matter. Broker non-votes and abstentions will not be counted as votes cast on the matter and will have no effect on the outcome of this proposal.


THE BOARD RECOMMENDS A VOTE "FOR"
THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE COMPANY'S
2018 LONG TERM INCENTIVE PLAN


Summary Description of the 2018 Plan

The following description of the 2018 Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2018 Plan, as proposed to be amended and restated, a copy of which is attached hereto as Appendix A and is incorporated by reference herein. Stockholders are urged to read the 2018 Plan in its entirety.

Shares Subject to the 2018 Plan

Subject to approval of this proposal, we have reserved an aggregate of 7,618,182 common shares to be awarded under the 2018 Plan, all of which may be granted as incentive stock options under Code Section 422. The number of common shares reserved under the 2018 Plan is depleted by one share for each option, stock appreciation right, and any other share that is subject to an award other than an option or stock appreciation right (*i.e.*, restricted stock or performance shares).

The 2018 Plan includes a provision that none of the following may be added back to the share reserve under the 2018 Plan: (i) the full number of shares not issued or delivered as a result of the net settlement of an outstanding option, stock appreciation right or restricted stock unit, regardless of the number of shares actually used to make such settlement; (ii) shares used to pay the exercise price or for settlement of any award; (iii) shares used to satisfy withholding taxes related to the vesting, exercise or settlement of any award; and (iv) shares repurchased on the open market by the Company with the proceeds of the option exercise price. If any shares awarded under the 2018 Plan are forfeited, cancelled, expire or otherwise terminate without issuance of such shares, then the underlying common shares will be recredited to the share reserve and become available again for grant under the 2018 Plan. To prevent dilution or enlargement of the rights of participants under the 2018 Plan, appropriate adjustments will be made by the Committee if any change is made to our outstanding common shares by reason of any merger, statutory share exchange, reorganization, consolidation, recapitalization, dividend or distribution, stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting our common shares or its value.

Participants

All employees, directors and certain consultants who are selected by the Committee in its discretion from time to time are eligible to participate in the 2018 Plan. Approximately 240 employees and 6 independent directors are currently eligible to participate in the 2018 Plan. The Committee may condition the grant of an award to an individual under the 2018 Plan by requiring that the individual become an employee, director or consultant; provided, that the date of the grant of the award will be deemed to be the date that the individual legally becomes an employee, director or consultant.

Types of Plan Awards and Limits

The Committee may grant stock options, stock appreciation rights, restricted stock, restricted stock units and performance-based cash or stock awards under the 2018 Plan. The terms of each award will be set forth in a written agreement with the recipient, but all such awards will be generally subject to a one-year minimum vesting requirement.

Stock Options. The Committee may grant incentive stock options and nonqualified stock options. No option may be exercised after the tenth anniversary of the date the option was granted. The exercise price of any option granted under the 2018 Plan may not be less than the fair market value of our common shares on the grant date. Payment upon exercise may be made (1) by cash or check, (2) by tendering common shares to the Company, which are withheld from the shares that would otherwise be issued upon exercise of the option being exercised or are freely owned and held by the participant, (3) pursuant to a broker assisted cashless exercise, (4) by delivery of other consideration approved by the Committee with a fair market value equal to the exercise price or (5) by other means determined by the Committee. A payment method involving delivery or withholding of common shares may not be used if it would violate applicable law, would result in adverse accounting consequences for the Company or is not approved by the Company and reflected in the applicable written agreement with the recipient. Options constituting incentive stock options may be granted only to employees of the Company and are subject to additional limitations imposed by the Code. Dividend equivalents may not be granted with respect to stock options.

Stock Appreciation Rights. The Committee may grant stock appreciation rights pursuant to such terms and conditions as the Committee determines. No stock appreciation right may be granted with a term of more than ten years from the grant date. The base price may not be less than the fair market value of the common shares on the grant date. Upon exercise of a stock appreciation right, the participant will have the right to receive the excess of the aggregate fair market value of the underlying shares on the exercise date over the aggregate base price for the portion of the right being exercised, payable by the Company in cash or common shares. Dividend equivalents may not be granted with respect to stock appreciation rights.

Restricted Stock and Restricted Stock Units. The Committee may grant shares of restricted stock and restricted stock units pursuant to such terms and conditions as the Committee determines. The restricted stock and restricted stock units will be subject to such restrictions on transferability and alienation and other restrictions as the Committee may impose. The Committee may require payment of consideration for restricted stock granted under the 2018 Plan, which payment may be made by the same methods permitted for stock option exercises discussed above as specified in the grant agreement. Recipients of issued and outstanding restricted stock otherwise have the same rights as other shareholders, although holders of restricted stock shall be required to appoint proxies of the Company to vote the holder's restricted stock in accordance with the Board's recommendations and may not be paid any dividends before the restricted stock vests. Restricted stock units are payable in common shares or cash as of the vesting date and must be paid no later than two and a half months after the end of the year in which the vesting date occurs in accordance with applicable tax rules. Dividend and dividend equivalents may not be paid or accrued on restricted stock and restricted stock units until the award vests.

Performance Awards. The Committee may grant performance awards on terms and conditions that the Committee determines. Performance awards consist of the right to receive cash, common shares or other property. The written agreement for each grant will specify the performance goals, the period over which the goals are to be attained, the payment schedule if the goals are attained and other terms as the Committee determines. In the case of performance shares, the participant will have the right to receive legended stock certificates subject to restrictions on transferability (or the shares may be issued in equivalent book entry form). To the extent these shares are issued and outstanding, a participant will be required to appoint proxies of the Company to vote the holder's shares in accordance with the Board's recommendations. In the case of performance units, the participant will receive an agreement that specifies the performance goals that must be satisfied prior to the Company issuing payment, which may be cash, common shares or other property. Performance awards must be paid no later than two and a half months after the end of the year in which vesting occurs in accordance with applicable tax rules. If any performance award includes the right to receive dividends or dividend equivalents, then such dividends and dividend equivalents may not be paid until the award vests.

Incentive Awards. The Committee may grant incentive awards on terms and conditions that the Committee determines. The determination for granting incentive awards may be based on the attainment of performance levels of the Company as established by the Committee. Incentive awards will be paid in cash, common shares or other property and will be based upon a percentage of the participant's base salary for the fiscal year, a fixed dollar amount or some other formula determined by the Committee. Payments will be made within two and a half months after the end of the fiscal year in which the award is no longer subject to a substantial risk of forfeiture. If any incentive award includes the right to receive dividends or dividend equivalents then such dividends and dividend equivalents may not be paid until the award vests.

Termination of Employment or Services

Options and Stock Appreciation Rights. Unless otherwise provided in the related grant agreement, then, in general, if a participant's employment or services with the Company or a subsidiary is terminated for any reason prior to the date that an option or stock appreciation right becomes vested, the right to exercise the option or stock appreciation right terminates and all rights cease unless otherwise provided in the grant agreement. If an option or stock appreciation right becomes vested prior to termination of employment or services for any reason other than the participant's death or disability, then the participant has the right to exercise the option or stock appreciation right to the extent it was exercisable upon termination before the earlier of three months after termination or the expiration of the option or stock appreciation right unless otherwise provided in the related grant agreement. If termination is due to the participant's death or disability, then the participant or his or her estate may exercise the option or stock appreciation right to the extent it was exercisable upon termination until its expiration date, subject to any limitations in the grant agreement. All options and stock appreciation rights are generally subject to a one-year minimum vesting requirement. If a participant's termination of employment or service occurs due to death, disability, retirement or termination without cause, the Committee may provide for the continued vesting of the award until such award becomes fully vested. In addition, the Committee may accelerate the vesting of any option or stock appreciation right.

Restricted Stock, Restricted Stock Units, Performance Awards and Incentive Awards. Unless otherwise provided in the related grant agreement, if a participant terminates employment or services with the Company or a subsidiary for any reason, any portion of a restricted stock award, restricted stock unit award, performance award or incentive award that is not yet vested is generally forfeited to the Company (subject to a refund by the Company of any purchase price paid by the participant). All restricted stock, restricted stock units, performance awards and incentive awards are subject to a one-year minimum vesting requirement. If a participant's termination of employment or service due to death, disability, retirement or termination without cause, the Committee may provide for the continued vesting of the award until such award becomes fully vested. In addition, the Committee may accelerate the vesting of any restricted stock, restricted stock unit, performance award, and/or incentive award.

Limitations on Transfer of Awards

In general, no award under the 2018 Plan is transferable other than by will or the laws of descent and distribution. Stock options and stock appreciation rights may only be exercised by the participant during his or her lifetime. However, a participant may assign or transfer an award, other than an incentive stock option, with the consent of the Committee. All common shares subject to an award will contain a legend restricting the transferability of the shares pursuant to the terms of the 2018 Plan, which can be removed when the restrictions have terminated, lapsed or been satisfied. If the shares are issued in book entry form, a notation to the same restrictive effect as the legend will be placed on the transfer agent's books.

2018 Plan Termination and Amendment

If the 2018 Plan is approved, no new awards may be granted under the 2018 Plan on or after the tenth anniversary of the date of stockholder approval. The Board may terminate or amend the 2018 Plan or the granting of any awards under the 2018 Plan at any time and the Committee may amend the terms of outstanding awards, but shareholder approval will be required for any amendment that materially increases benefits under the 2018 Plan, increases the common shares available under the 2018 Plan (except pursuant to the automatic adjustment provisions of the 2018 Plan), changes the eligibility provisions or modifies the 2018 Plan in a manner requiring shareholder approval under any applicable stock exchange rule. An amendment to the 2018 Plan will not, without the consent of the participant, materially and adversely affect the participant's outstanding awards except to qualify the awards for exemption under Section 409A of the Code, bring the 2018 Plan into compliance with Section 409A of the Code, or as provided in the grant agreement.

Change in Control of the Company

In the event of a change in control of the Company as defined in the 2018 Plan:

- In the event of a change in control, then, notwithstanding any other provision of the Plan, the Board may take one or more of the following actions with respect to each outstanding award, contingent upon the closing or completion of the change in control: (1) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the award or to substitute a similar award for the award; (2) arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of common stock issued pursuant to the award to the surviving corporation or acquiring corporation; (3) accelerate the vesting, in whole or in part, of the award to a date prior to the effective time of such change in control with such award terminating if not exercised (if applicable) at or prior to the effective time of the change in control, and with such exercise reversed if the change in control does not become effective; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the award; (5) cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the change in control, in exchange for cash consideration; (6) cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the change in control, in exchange for a payment.

If the Board does not take action, then the Plan defaults to the following:

- If the successor or surviving entity (or parent thereof) (the "Survivor") so agrees, some or all outstanding awards under the 2018 Plan may be assumed, or replaced with the same type of award with similar terms and conditions, by the Survivor. If applicable, each award which is assumed by the Survivor will be appropriately adjusted, immediately after such change in control, to apply to the number and class of securities which would have been issuable to the participant upon the consummation of such change in control had the award been exercised, vested or earned immediately prior to such change in control, and other appropriate adjustments in the terms and conditions of the award shall be made.

- Upon the participant's termination of employment by the Survivor without cause, or by the participant for good reason, in either case within 24 months following the change in control, all of the participant's awards that are in effect as of the date of the termination will become vested in full or deemed earned in full (if applicable, based on the level of achievement of the performance goals met prior to the date of the change in control or assuming that the performance goals had been met at target at the time of such termination, prorated based on the elapsed portion of the performance period as of the date of termination, whichever is greater) effective on the date of such termination.

To the extent the Survivor does not assume the awards or issue replacement awards as provided above, then immediately prior to the date of the change in control or the participant's termination of employment by the Survivor without cause, or by the participant for good reason, whichever occurs first:

- each then-unvested stock option or stock appreciation right that is then held by a participant who is employed by or in the service of the Company or one of our subsidiaries will become fully vested, and, unless otherwise determined by the Committee, all stock options and stock appreciation rights will be cancelled in exchange for a cash payment equal to the excess of the change in control price (as determined by the Committee) of the common shares covered by the stock option or stock appreciation right over the exercise or grant price of such common shares under the award;

- shares of restricted stock and restricted stock units (that are not performance awards) that are not vested will vest;

- all performance awards and all incentive awards that are earned but not yet paid will be paid, and all performance awards and incentive awards for which the performance period has not expired will be cancelled in exchange for a cash payment equal to the amount that would have been due under such awards, valued either based on the level of achievement of the performance goals or assuming that the performance goals had been met at target, but prorated based on the elapsed portion of the performance period as of the date of the change in control, whichever is greater; and

- all other awards that are not vested will vest and, if an amount is payable under such vested award, then such amount will be paid in cash based on the value of the award.

2018 Plan Administration

The Board has delegated administration of the 2018 Plan to the Committee. The Committee has the discretionary power to select participants who will receive awards, to make awards under the 2018 Plan (subject to the approval of the Board), to determine the terms and conditions of awards (subject to the limitations in the 2018 Plan) and to determine whether such terms and conditions have been satisfied. The Committee also has broad discretionary power to, among other things, interpret the terms of the 2018 Plan and establish rules and regulations for the administration of the 2018 Plan. The Board and the Committee may delegate administration to any sub committee thereof, and may delegate to one or more officers the authority to grant awards under the 2018 Plan to certain employees in accordance with the provisions of the 2018 Plan.

Except in connection with certain corporate transactions involving a change in control, the Committee and the Board are not permitted to cancel outstanding options or stock appreciation rights and grant new awards as substitutes under the 2018 Plan, amend outstanding options or stock appreciation rights to reduce the exercise price below the fair market value of the common shares on the original grant date or exchange outstanding options or stock appreciation rights for cash or other awards if the exercise price per share of such options or stock appreciation rights is greater than the fair market value per share as of the date of exchange, in each case without shareholder approval. In addition, the Committee and the Board may not grant an option or a stock appreciation right with a grant date that is earlier than the date the Committee takes action to approve such award.

U.S. Federal Income Tax Consequences

The following discussion is a summary of the U.S. federal income tax consequences relating to the grant and exercise of awards under the 2018 Plan and the subsequent sale of common shares that will be acquired under the 2018 Plan. Federal income tax laws and regulations are technical in nature and their application may vary in individual circumstances.

Nonqualified Stock Options

There will be no federal income tax consequences to a participant or to the Company upon the grant of a nonqualified stock option. When the participant exercises a nonqualified option, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the option shares on the date of exercise over the exercise price, and we will be allowed a corresponding tax deduction subject to any applicable limitations under Section 162(m) of the Code. Any gain that a participant realizes when the participant later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the participant held the shares.

Incentive Stock Options

There will be no federal income tax consequences to a participant or to the Company upon the grant of an incentive stock option. If the participant holds the option shares for the required holding period of at least two years after the date the option was granted and one year after exercise of the option, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and we will not be entitled to a federal income tax deduction. If the participant disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, the participant will recognize taxable ordinary income in an amount equal to the difference between the exercise price and the lesser of the fair market value of the shares on the date of exercise or the disposition price, and we will be allowed a federal income tax deduction equal to such amount, subject to any applicable limitations under Section 162(m) of the Code. Any amount received by the participant in excess of the fair market value on the exercise date will be taxed to the participant as capital gain, and we will receive no corresponding deduction. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be a tax preference item that could subject a participant to alternative minimum tax in the year of exercise.

Stock Appreciation Rights

The participant will not recognize income, and we will not be allowed a tax deduction, at the time a stock appreciation right is granted. When the participant exercises the stock appreciation right, the cash or fair market value of any common shares received will be taxable to the participant as ordinary income, and we will be allowed a federal income tax deduction equal to such amount, subject to any applicable limitations under Section 162(m) of the Code.

Restricted Stock Awards

Unless a participant makes an election to accelerate recognition of income to the grant date as described below, the participant will not recognize income, and we will not be allowed a tax deduction, at the time a restricted stock award is granted. When the restrictions applicable to the restricted stock lapse, the participant will recognize ordinary income equal to the fair market value of the common shares as of that date, less any amount paid for the restricted stock, and we will be allowed a corresponding tax deduction, subject to any applicable limitations under Section 162(m) of the Code. Any future appreciation in the restricted stock will be taxable to the participant at capital gains rates upon disposition of the shares.

If the participant files an election under Section 83(b) of the Code within thirty days after the grant date, the participant will recognize ordinary income as of the grant date equal to the fair market value of the restricted stock as of that date, less any amount paid for the restricted stock, and we will be allowed a corresponding tax deduction at that time, subject to any applicable limitations under Section 162(m) of the Code. Any future appreciation in the restricted stock will be taxable to the participant at capital gains rates upon disposition of the shares. However, if the restricted stock is later forfeited, such participant will not be able to recover the tax previously paid pursuant to the Section 83(b) election.

Restricted Stock Unit Awards, Performance Awards and Incentive Awards

A participant will not recognize income, and we will not be allowed a tax deduction, at the time a restricted stock unit award, performance award or incentive award is granted. When a participant receives payment under any such award, the amount of cash received and the fair market value of any common shares received will be ordinary income to the participant, and we will be allowed a corresponding tax deduction at that time, subject to any applicable limitations under Section 162(m) of the Code.

Code Section 409A

Section 409A of the Code provides specific rules regarding the payment of "deferred compensation," which includes payment under traditional deferred compensation plans, as well as payment pursuant to certain equity-based awards. If the requirements of Section 409A are not complied with, holders of equity awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment or exercise) and may be subject to an additional 20% income tax and, potentially, interest and other penalties. The Company has sought to structure the 2018 Plan, and it expects to seek to structure awards granted thereunder, to either comply with Section 409A or to be exempt from Section 409A.

Section 162(m) Limit on Deductibility of Compensation

Code Section 162(m) establishes a $1 million deduction limit on compensation the Company pays to each of its "covered employees" during any year. "Covered employees" are the Company's chief executive officer, chief financial officer, three other highest paid officers for the year, and any individual who was a "covered employee" for any prior year, starting with 2017.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes our compensation plans, including individual compensation arrangements, under which our equity securities are authorized for issuance as of December 31, 2024:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders..	1,848,242	$4.70	294,686
Equity compensation plans not approved by security holders	623,204	2.53	—
Total	2,471,446	$3.98	294,686

Specific Benefits Under the 2018 Plan

The Compensation Committee has not approved any stock option and restricted stock unit awards under the 2018 Plan that are contingent on stockholder approval of this proposal.

All Other Employees

If the proposed amendments to the 2018 Plan had been in effect in fiscal year 2024, we expect that our award grants for fiscal year 2024 would not have been substantially different from those actually made in that year. For information regarding stock-based awards granted to our named executive officers during fiscal year 2024, see "Compensation of Executive Officers."

Aggregate Past Grants Under the 2018 Plan

The actual amount of awards to be granted under the 2018 Plan is not determinable in advance because the size and type of awards to be made in any year is determined at the discretion of the Compensation Committee. The following table sets forth, with respect to the individuals and groups named below: the aggregate number of shares subject to options granted under the 2018 Plan (whether or not outstanding, vested, or forfeited, as applicable) as of March 24, 2025 and the aggregate number of shares subject to awards of restricted stock units granted under the 2018 Plan whether or not outstanding, vested, or forfeited, as applicable as of March 24, 2025.

Name of Individual or Group	Number of Options Granted (#)	Number of Shares Subject to Stock Awards Granted (#)
Mark Strobeck	618,665	155,465
Chief Executive Officer		
Jesse Neri	122,190	33,330
Chief Financial Officer		
Megan Timmins	219,808	78,515
Chief Legal Officer and Secretary		
All current executive officers as a group	1,132,660	326,305
All current directors who are not executive officers as a group	84,663	529,710
Each nominee for election as a director	25,510	188,046
Each associate of any of the foregoing.................................	—	—
Each other person who received or is to receive 5 percent of such options, warrants or rights..	—	—
All current employees, including all current officers who are not executive officers, as a group	1,168,073	207,760

Registration of Securities

The Company intends to file a registration on Form S-8 to register the additional shares requested in August 2025.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the ownership of shares of common stock as of March 24, 2025 (unless otherwise indicated) with respect to:

- each director and each of the Company's NEOs;

- all current directors and executive officers as a group; and

- each person known to us to be the beneficial owner of more than 5% of the shares of common stock outstanding on March 24, 2025.

As of March 24, 2025, there were 34,174,687 shares of Company common stock outstanding. The number of shares beneficially owned is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire on March 24, 2025 or within sixty days thereafter through the exercise of any stock option or other right. The persons named in the table have sole voting power and sole dispositive power with respect to the shares of common stock beneficially owned, except as otherwise noted below.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[a]	Percent of Class
Directors and Named Executive Officers[b]		
John G. Cooper	107,516	*
Joan Lau, Ph.D.	88,111	*
Allen Nissenson, M.D.	99,056	*
Robert S. Radie	100,486	*
Mark H. Ravich[c]	113,040	*
Andrea Heslin Smiley	97,740	*
Mark Strobeck, Ph.D.	358,415	1.0%
Megan Timmins	137,391	*
Jesse Neri	41,658	*
All directors and current executive officers as a group (10 persons)	1,268,296	3.6%
Greater than 5% Beneficial Holders		
Irrevocable Larson Family Investment Trust[d]	3,470,000	10.2%
Armistice Capital Master Fund, Ltd.[e]	3,249,178	9.9%

---

* Less than 1%.

(a) Includes shares that may be acquired upon exercise of restricted stock units and stock options within 60 days from March 25, 2025, as set forth in the table below.

Name	RSUs	Option Shares
John G. Cooper	36,111	12,066
Joan Lau, Ph.D.	36,111	25,000
Allen Nissenson, M.D.	36,111	6,460
Robert S. Radie	36,111	6,962
Mark H. Ravich[d]	36,111	11,937
Andrea Heslin Smiley	36,111	5,678
Mark Strobeck, Ph.D.	—	273,943
Megan Timmins	—	92,209
Jesse Neri	—	30,548
All directors and current executive officers as a group (10 persons)	216,666	554,913

(b) The address of all current directors and officers is c/o Rockwell Medical, Inc., 30142 Wixom Road, Wixom, Michigan 48393.

(c) Includes 2,272 shares of common stock beneficially owned by Mr. Ravich as the trustee of trusts.

(d) Based on the Schedule 13G/A filed with the SEC on December 17, 2024 reflecting ownership as of December 12, 2024. The address for the Irrevocable Larson Family Investment Trust is 3608 Lexington Avenue, Dallas, TX 75205.

(e) Based on Company records and the Schedule 13G/A filed with the SEC on February 14, 2025 reflecting ownership as of December 31, 2024. Consists of shares, shares underlying warrants and prefunded warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the outstanding common stock. By virtue of their Joint Filing Agreement, dated February 14, 2023, Armistice Capital, LLC and Steven Boyd affirm their membership in a group under SEC Rule 13d-5(b) and the group is deemed to beneficially own all of the shares beneficially owned by the group members. The address for Armistice Capital, LLC and Steven Boyd is 510 Madison Avenue, 7th Floor, New York, New York 10022.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

We do not have any transaction or series of similar transactions since January 1, 2023, or any currently proposed transaction, to which we were or are a party in which:

- the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two years; and

- any of our directors or executive officers, any beneficial owner of more than 5% of any class of our voting securities or any member of their immediate family had or will have a direct or indirect material interest.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to such securities.

Related Party Transactions Policies

Pursuant to its charter, our Audit Committee is charged with monitoring and reviewing transactions and relationships involving independence and potential conflicts of interest with respect to our directors and executive officers. To the extent any such transactions are proposed, they would be subject to approval by our Audit Committee in accordance with applicable law and the Nasdaq Stock Market rules, which require that any such transactions required to be disclosed in our proxy statement be approved by a committee of independent directors of our Board. In addition, our Code of Business Conduct and Ethics generally requires directors and employees to avoid conflicts of interest. Our Related Party Transactions Policy sets forth the process by which a related party transaction is disclosed, considered and approved.

OTHER MATTERS

Annual Report

A copy of our Annual Report to Stockholders for the year ended December 31, 2024, which includes our Annual Report Form 10-K, accompanies this Proxy Statement. We have filed an Annual Report on Form 10-K with the SEC. **We will provide, without charge, to each person being solicited by this Proxy Statement, upon the written request of any such person, a copy of our Annual Report on Form 10-K for the year ended December 31, 2024.** All such requests should be directed to Rockwell Medical's Investor Relations Department via email at IR@rockwellmed.com or via postal mail at Rockwell Medical, Inc, Attention: Investor Relations, 30142 Wixom Road, Wixom, MI 48393.

Stockholder Proposals

Any proposal by a stockholder of the Company to be considered for inclusion in the proxy statement for the 2026 annual meeting of stockholders must be received by our Secretary by the close of business on December 15, 2025. Such proposals should be addressed to him or her at our principal executive offices and should satisfy the informational requirements applicable to stockholder proposals contained in the relevant SEC rules and our bylaws. If the date for the 2026 annual meeting of stockholders is significantly different than the first anniversary of the Annual Meeting, Rule 14a-8 of the SEC provides for an adjustment to the notice period described above.

For stockholder proposals not sought to be included in our proxy statement, our bylaws provide that, in order to be properly brought before the 2026 annual meeting of stockholders, written notice of such proposal, along with the information required by our bylaws, must be received by our Secretary at our principal executive offices no earlier than the close of business on November 15, 2025 and no later than December 15, 2025. If the 2026 annual meeting of stockholders date has been significantly advanced or delayed from the first anniversary of the date of the Annual Meeting, then notice of such proposal must be given not later than the 120th day before the meeting or, if later, the 10th day after the first public disclosure of the date of the Annual Meeting. A proponent must also update the information provided in or with the notice at the times specified in our bylaws.

Only persons who are stockholders both as of the giving of notice and the date of the stockholders meeting and who are eligible to vote at the stockholders meeting are eligible to propose business to be brought before a stockholders meeting. The proposing stockholder (or the stockholder's qualified representative) must attend the stockholders meeting in person and present the proposed business in order for the proposed business to be considered.

Householding

We have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name will receive only one copy of our notice of annual meeting of stockholders, proxy statement, and accompanying documents, unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure is intended to reduce our printing costs and postage fees.

Stockholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect other mailings.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of the notice of annual meeting of stockholders, proxy statement and accompanying documents, or if you hold shares of common stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact the Company's Secretary at 30142 Wixom Road, Wixom, MI 48393, or by telephone at (248) 960-9009.

If you participate in householding and wish to receive a separate copy of the notice of annual meeting of stockholders, proxy statement and the accompanying documents (or if you do not wish to participate in householding and prefer to receive separate copies of these documents in the future), please contact the Company's Secretary as indicated above and we will promptly them provide them to you.

Beneficial owners can request information about householding from their banks, brokers or other holders of record.

Other Business

Neither we nor the members of our Board intend to bring before the Annual Meeting any matters other than those set forth in the notice of Annual Meeting, and we and they have no present knowledge that any other matters will be presented for action at the Annual Meeting by others. If any other matters properly come before such Annual Meeting in accordance with our Bylaws, however, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their best judgment.

By Order of the Board of Directors,

/s/ Megan Timmins

Wixom, Michigan

Megan Timmins

April 14, 2025

Secretary

Appendix A

ROCKWELL MEDICAL, INC.
AMENDED AND RESTATED 2018 LONG TERM INCENTIVE PLAN

I. GENERAL PROVISIONS

1.1 **Establishment**. On April 13, 2018, the Board initially adopted the Rockwell Medical, Inc. 2018 Long Term Incentive Plan, subject to the approval of shareholders at the Corporation's 2018 annual meeting of shareholders. The plan was first amended and restated effective May 18, 2020, further amended and restated effective November 10, 2021, further amended and restated effective May 9, 2022, further amended and restated effective May 23, 2023, and further amended and restated effective [May 20, 2025].

1.2 **Purpose**. The purpose of the Plan is to (a) promote the best interests of the Corporation and its shareholders by encouraging Employees, Directors and Consultants of the Corporation and its Subsidiaries to acquire an ownership interest in the Corporation by granting stock-based Awards, thus aligning their economic interests with those of the Corporation's shareholders, and (b) enhance the ability of the Corporation and its Subsidiaries to attract, motivate and retain qualified Employees, Directors and Consultants.

1.3 **Plan Duration**. The Plan, as currently amended and restated, became effective on [May 20, 2025] and shall continue in effect until its termination by the Board; provided, however, that no new Awards may be granted on or after [May 20, 2035].

1.4 **Definitions and Interpretations**. Whenever the words "include," "includes" or "including" are used, they shall be understood to be followed by the words "without limitation." Article and Section references in the Plan shall be to Articles and Sections of the Plan unless otherwise noted. As used in this Plan, the following terms have the meaning described below:

(a) "**Agreement**" means the written document that sets forth the terms of a Participant's Award.

(b) "**Award**" means any form of Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award, Incentive Award or other award granted under the Plan.

(c) "**Board**" means the Board of Directors of the Corporation.

(d) "**Cause**" means (i) if a Participant is a party to a written employment agreement with the Corporation or a Subsidiary, "Cause" as defined in such agreement, as in effect from time to time, and (ii) in all other cases, (A) a Participant's continued failure to substantially perform Participant's duties to the Corporation or its Subsidiaries (other than as a result of Disability) for a period of 10 days following written notice by the Corporation to Participant of such failure, (B) dishonesty in the performance of Participant's duties, (C) Participant's conviction of, or plea of nolo contendere to, a crime constituting (x) a felony under the laws of the United States or any state thereof, or (y) a misdemeanor involving a crime of embezzlement, theft, dishonesty, or moral turpitude, (D) Participant's willful malfeasance or willful misconduct in connection with Participant's duties to the Corporation or any Subsidiary, or any act or omission which is injurious to the financial condition or business reputation of the Corporation or its Subsidiaries, or (E) Participant's breach of any non-compete, confidentiality or intellectual property obligations to the Corporation or its Subsidiaries.

(e) "**Change in Control**" means the occurrence of any of the following events:

(i) If the Corporation consolidates with or merges into any other corporation or other entity that is not controlled by or under common control with the Corporation, and the Corporation is not the continuing or surviving entity of such consolidation or merger;

(ii) If the Corporation permits any other corporation or other entity that is not controlled by or under common control with the Corporation to consolidate with or merge into the Corporation and the Corporation is the continuing or surviving entity but, in connection with such consolidation or merger the shareholders of the Corporation immediately prior to such transaction cease to own at least 50% of the combined voting power of the outstanding voting securities of the Corporation immediately following the transaction or the Common Stock is changed into or exchanged for stock or other securities of any other corporation or other entity or cash or any other assets;

(iii) If the Corporation dissolves or liquidates;

(iv)   If the Corporation effects a share exchange, capital reorganization or reclassification transaction in such a way that (A) holders of Common Stock shall be entitled to receive stock, securities, cash or other assets with respect to or in exchange for the Common Stock, and (B) (x) neither the Common Stock nor the consideration received in such transaction is a class of equity securities registered under Section 12 of the Exchange Act following such transaction or (y) a majority of members on the Board are replaced in connection with such transaction;

(v)   If any one person, or more than one person acting as a group (as determined in accordance with Sections 13(d) and 14(d) of the Exchange Act), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of Common Stock possessing thirty-five percent (35%) or more of the total outstanding voting power of the Common Stock;

(vi)   If a majority of members on the Board are replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election (provided that for purposes of this paragraph, the term Corporation refers solely to the "relevant" corporation, as defined in Code Section 409A and regulations thereunder, for which no other corporation is a majority shareholder); or

(vii)   If there is a change in the ownership of a substantial portion of the Corporation's assets, which shall occur on the date that any one person, or more than one person acting as a group (as determined in accordance with Sections 13(d) and 14(d) of the Exchange Act) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Corporation that have a total gross fair market value equal to or more than forty percent (40%) of the total gross fair market value of all of the assets of the Corporation immediately prior to such acquisition or acquisitions, as determined by the Board. For this purpose, gross fair market value means the value of the assets of the Corporation, or the value of the assets being disposed of, determined by the Board without regard to any liabilities associated with such assets.

As used in this paragraph, the term "person" shall include individuals and entities.

Notwithstanding the foregoing, for purposes of an Award (A) that is considered deferred compensation subject to the provisions of Code Section 409A, or (B) with respect to which the Corporation permits a deferral election, the definition of "Change in Control" shall be deemed amended to conform to the requirements of Code Section 409A to the extent necessary for such Awards and deferral elections to comply with Code Section 409A.

(f)   "**Change in Control Price**" shall mean the per share price paid or deemed paid for the outstanding Common Stock in the Change in Control transaction, as determined by the Board.

(g)   "**Change in Control Termination**" means a termination of an Employee Participant's employment by the Corporation without "Cause" or, if the Employee is a party to a written employment agreement with the Corporation, by Employee for "good reason" (as defined in such agreement as in effect from time to time), which termination occurs after the execution of an agreement to which the Corporation is a party pursuant to which a Change in Control has occurred or will occur (upon consummation of the transactions contemplated by such agreement) but, if a Change in Control has occurred pursuant thereto, not more than two years after such Change in Control, and if a Change in Control has not yet occurred pursuant thereto, while such agreement remains executory.

(h)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(i)   "**Committee**" means the Compensation Committee of the Board, or any other committee or sub-committee of the Board, designated by the Board from time to time, comprised solely of two or more Directors who are "non-employee directors," as defined in Rule 16b-3 of the Exchange Act and "independent directors" for purposes of the rules and regulations of the Stock Exchange. However, the fact that a Committee member shall fail to qualify under any of these requirements shall not invalidate any Award made by the Committee if the Award is otherwise validly made under the Plan. The members of the Committee shall be appointed by, and may be changed at any time and from time to time, at the discretion of the Board.

(j)   "**Common Stock**" means shares of the Corporation's authorized common stock.

(k)   "**Consultant**" means a consultant or advisor (other than as an Employee or Director) to the Corporation or a Subsidiary; provided that such person is an individual who (1) renders bona fide services that are not in connection with the offer and sale of the Corporation's securities in a capital-raising transaction, and (2) does not promote or maintain a market for the Corporation's securities.

(l)   "**Corporation**" means Rockwell Medical, Inc., a Delaware corporation.

(m)   "**Director**" means an individual, other than an Employee, who has been elected or appointed to serve as a member of the Board.

(n)   "**Disability**" means total and permanent disability, as defined in Code Section 22(e); provided, however, that for purposes of a Code Section 409A distribution event, "disability" shall be defined under Code Section 409A and regulations thereunder.

(o)   "**Employee**" means an individual who has an "employment relationship" with the Corporation or a Subsidiary, as defined in Treasury Regulation 1.421-1(h), and the term "employment" means employment with the Corporation or a Subsidiary.

(p)   "**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(q)   "**Fair Market Value**" means for purposes of determining the value of Common Stock on the Grant Date, the closing price per share of the Common Stock on the Stock Exchange on the Grant Date. In the event that there are no Common Stock transactions reported on the Stock Exchange on such date, the Fair Market Value shall be determined as of the immediately preceding date on which there were Common Stock transactions reported on the Stock Exchange. Unless otherwise specified in the Plan, "Fair Market Value" for purposes of determining the value of Common Stock on the date of exercise or Vesting means the closing price per share of the Common Stock on the Stock Exchange on the last date preceding the date of exercise or Vesting on which there were Common Stock transactions reported on the Stock Exchange. If the Common Stock is not listed on a Stock Exchange on the relevant date, the Fair Market Value shall be determined by the Board in good faith and in accordance with Code Section 409A and regulations thereunder.

(r)   "**Grant Date**" means the date on which the Board grants an Award, or such later effective grant date as shall be designated by the Board or as set forth in a Participant's Agreement.

(s)   "**Incentive Award**" means an Award that is granted in accordance with Article VI.

(t)   "**Incentive Stock Option**" means an Option granted pursuant to Article II that is intended to meet the requirements of Code Section 422.

(u)   "**Nonqualified Stock Option**" means an Option granted pursuant to Article II that is not an Incentive Stock Option.

(v)   "**Officer**" means a person who is an officer of the Corporation within the meaning of Section 16 of the Exchange Act.

(w)   "**Option**" means either an Incentive Stock Option or a Nonqualified Stock Option.

(x)   "**Participant**" means an Employee, Director or Consultant who is designated by the Board to participate in the Plan or otherwise receives an Award.

(y)   "**Performance Award**" means any Award of Performance Shares or Performance Units granted pursuant to Article V.

(z)   "**Performance Goals**" means the measures of performance of the Corporation and its Subsidiaries selected by the Board to determine a Participant's entitlement to a Performance Award under the Plan.

(aa)   "**Performance Share**" means any grant pursuant to Article V and Section 5.2(b)(i).

(bb)   "**Performance Unit**" means any grant pursuant to Article V and Section 5.2(b)(ii).

(cc)   "**Plan**" means the Amended and Restated Rockwell Medical, Inc. 2018 Long Term Incentive Plan, the terms of which are set forth herein, and any amendments thereto.

(dd) "**Restriction Period**" means the period of time during which a Participant's Restricted Stock or Restricted Stock Unit is subject to a risk of forfeiture and/or and is nontransferable.

(ee) "**Restricted Stock**" means Common Stock granted pursuant to Article IV that is subject to a Restriction Period.

(ff) "**Restricted Stock Unit**" means a right granted pursuant to Article IV to receive Restricted Stock, Common Stock or cash.

(gg) "**Securities Act**" means the Securities Act of 1933, as amended from time to time, and any successor thereto.

(hh) "**Stock Appreciation Right**" means the right to receive a cash or Common Stock payment from the Corporation, in accordance with Article III of the Plan.

(ii) "**Stock Exchange**" means the principal national securities exchange on which the Common Stock is listed for trading, or, if the Common Stock is not listed for trading on a national securities exchange, such other recognized trading market upon which the largest number of shares of Common Stock has been traded in the aggregate during the last 20 days before the applicable date.

(jj) "**Subsidiary**" means a corporation or other entity defined in Code Section 424(f).

(kk) "**Substitute Awards**" shall mean Awards granted or shares issued by the Corporation in assumption of, or in substitution or exchange for, Awards previously granted, or the right or obligation to make future Awards, by a company acquired by the Corporation or any Subsidiary or with which the Corporation or any Subsidiary combines.

(ll) "**Vested**" or "**Vesting**" means the extent to which an Award granted or issued hereunder has become exercisable or upon termination or lapse of any applicable Restriction Period in accordance with the Plan and the terms of any respective Agreement pursuant to which such Award was granted or issued, or has become payable in whole or in part due to the satisfaction of Performance Goal(s) set forth in the respective Agreement pursuant to which such Award was granted or issued.

1.5   **Administration.**

(a)   The Plan and all Agreements thereunder shall be administered by the Board. The Board may delegate administration of the Plan to a Committee or Committees, as provided in Section 1.5(c).

(b)   The Board shall, in its discretion, interpret the Plan and all Agreements thereunder, prescribe, amend, and rescind rules and regulations relating to the Plan and all Agreements thereunder, and make all other determinations necessary or advisable for its/their administration. The decision of the Board (or a duly authorized Committee, subcommittee or Officer exercising powers delegated by the Board under this Section 1.5) on any question concerning the interpretation of the Plan and all Agreements thereunder or its/their administration with respect to any Award granted under the Plan shall be final and binding upon all Participants. No member of the Board (or a duly authorized Committee, subcommittee or Officer exercising powers delegated by the Board under this Section 1.5) shall be liable for any action or determination made in good faith with respect to the Plan or any Award hereunder. In addition to any other powers set forth in the Plan and subject to Code Section 409A and the provisions of the Plan, the Board shall have the full and final power and authority, in its discretion to:

(i)   Subject to Section 11.6, (x) amend, modify, or cancel any Award, or to waive any restrictions or conditions applicable to any shares of Common Stock acquired pursuant thereto and (y) accelerate, in whole or in part, or extend, in whole or in part, the time during which an Award may be exercised or vest, or at which cash or shares of Common Stock may be issued;

(ii)   Authorize, in conjunction with any applicable deferred compensation plan of the Corporation, that the receipt of cash or Common Stock subject to any Award under this Plan may be deferred under the terms and conditions of such deferred compensation plan;

(iii)   Determine the terms and conditions of Awards granted to Participants and whether such terms and conditions have been satisfied; and

(iv)   Establish such other Awards, besides those specifically enumerated in the Plan, which the Board determines are consistent with the Plan's purposes.

(c)   The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee). Any delegation of administrative powers will be reflected in resolutions, not inconsistent with the provisions of the Plan, adopted from time to time by the Board or Committee (as applicable). The Committee may, at any time, abolish the subcommittee and/or revest in the Committee any powers delegated to any subcommittee. Unless otherwise provided by the Board, delegation of authority by the Board to a Committee, or to an Officer or employee pursuant to Section 1.5(d), does not limit the authority of the Board, which may continue to exercise any authority so delegated and may concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. The Board has delegated administration of the Plan to the Compensation Committee, who will serve for such period of time as the Board may specify and whom the Board may remove at any time.

(d)   The Board may delegate to one (1) or more Officers the authority to do one or both of the following, to the maximum extent permitted by applicable law: (i) designate Employees who are not Officers to be recipients of Awards and the terms of such Awards; and (ii) determine the number of shares of Common Stock to be subject to such Awards granted to such Employees; provided, however, that the Board resolutions regarding such delegation will specify the following: (1) the total number of shares of Common Stock that may be subject to the Awards granted by such Officer, (2) the time period during which such Awards may be granted and the time period during which the shares of Common Stock issuable upon exercise of an Award may be issued, (3) a minimum amount of consideration (if any) for which such Awards may be issued and a minimum amount of consideration for the shares of Common Stock issuable upon the exercise of an Award, and (4) that such Officer may not grant an Award to himself or herself. Any such Awards will be granted on a form that is substantially the same as the form of Agreement approved by the Committee or the Board for use in connection with such Awards, unless otherwise provided for in the resolutions approving the delegation authority.

1.6   **Participants**. Participants in the Plan shall be such Employees, Directors and Consultants of the Corporation and its Subsidiaries as the Board in its discretion may select from time to time. The Board may grant Awards to an individual upon the condition that the individual become an Employee, Director or Consultant of the Corporation or of a Subsidiary, provided that the Grant Date of the Award shall be deemed to be the date that the individual legally becomes an Employee, Director or Consultant, as applicable.

1.7   **Stock Reserve.**

(a)   The Corporation has reserved [7,618,182] shares of the Corporation's Common Stock for issuance pursuant to stock-based Awards. Up to [7,618,182] of the reserved shares may be granted as Incentive Stock Options under the Plan. All amounts in this Section 1.7 shall be adjusted, as applicable, in accordance with Section 10.1. Subject to the other provisions in this Section 1.7, the aggregate number of shares of Common Stock reserved under this Section 1.7(a) shall be depleted by the maximum number of shares of Common Stock, if any, that may be payable under an Award as determined on the Grant Date; provided that the aggregate number of shares of Common Stock shall be depleted by one share for each share subject to an Option or Stock Appreciation Right (that will be settled in shares), and shall be depleted by one share of Common Stock for each share subject to an Award that will be settled in shares of Common Stock other than an Option or Stock Appreciation Right. For purposes of determining the aggregate number of shares of Common Stock reserved for issuance under this Plan, any fractional share shall be rounded to the next highest full share.

(b)   The shares of Common Stock subject to any portion of an Award that is forfeited, cancelled, or expires or otherwise terminates without issuance of such shares, or is settled for cash or otherwise does not result in the issuance of all or a portion of the shares subject to such Award shall, to the extent of such forfeiture, cancellation, expiration, termination, cash settlement or non-issuance, be recredited to the Plan's reserve (according to the same ratio as such shares reduced the Plan's reserve according to Section 1.7(a)) and shall again be available for issuance pursuant to Awards under the Plan.

(c)   For the avoidance of doubt, the following shares of Common Stock, however, may not again be made available for issuance as Awards under the Plan: (i) the full number of shares not issued or delivered as a result of the net settlement of an outstanding Option, Stock Appreciation Right or Restricted Stock Unit, regardless of the number of shares actually used to make such settlement; (ii) shares used to pay the exercise price or for settlement of any Award; (iii) shares used to satisfy withholding taxes related to the Vesting, exercise or settlement of any Award; and (iv) shares repurchased on the open market by the Corporation with the proceeds of the Option exercise price.

(d)   Substitute Awards shall not reduce the shares reserved for issuance under the Plan or authorized for grant to a Participant in any fiscal year. Additionally, in the event that a company acquired by the Corporation or any Subsidiary or with which the Corporation or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders of such acquired company and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the acquired company) may be used for Awards under the Plan and shall not reduce the shares authorized for issuance under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could no longer have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees, Directors of the Corporation or its Subsidiaries prior to such acquisition or combination.

1.8   **Repricing**. Except as provided in Section 10.1, without the affirmative vote of holders of a majority of the shares of Common Stock cast in person or by proxy at a meeting of the shareholders of the Corporation at which a quorum representing a majority of all outstanding shares is present or represented by proxy, neither the Board nor the Committee shall approve a program providing for (a) the cancellation of outstanding Options and/or Stock Appreciation Rights and the grant in substitution therefor of any new Options and/or Stock Appreciation Rights under the Plan having a lower exercise price than the Fair Market Value of the underlying Common Stock on the original Grant Date, (b) the amendment of outstanding Options and/or Stock Appreciation Rights to reduce the exercise price thereof below the Fair Market Value of the underlying Common Stock on the original Grant Date, or (c) the exchange of outstanding Options or Stock Appreciation Rights for cash or other Awards if the exercise price per share of such Options or Stock Appreciation Rights is greater than the Fair Market Value per share as of the date of exchange. This Section shall not be construed to apply to "issuing or assuming a stock option in a transaction to which section 424(a) applies," within the meaning of Code Section 424.

1.9   **Backdating.** Neither the Board nor the Committee may grant an Option or a Stock Appreciation Right with a Grant Date that is effective prior to the date the Board or Committee takes action to approve such Award.

II. STOCK OPTIONS

2.1   **Grant of Options**. The Board, at any time and from time to time, subject to the terms and conditions of the Plan, may grant Options to such Participants and for such number of shares of Common Stock as it shall designate, and shall determine the general terms and conditions, which shall be set forth in a Participant's Agreement. Any Participant may hold more than one Option under the Plan and any other plan of the Corporation or Subsidiary. No Option granted hereunder may be exercised after the tenth anniversary of the Grant Date. The Board may designate any Option granted as either an Incentive Stock Option or a Nonqualified Stock Option, or the Board may designate a portion of an Option as an Incentive Stock Option or a Nonqualified Stock Option.

2.2   **Incentive Stock Options**. Any Option intended to constitute an Incentive Stock Option shall comply with the requirements of this Section 2.2. An Incentive Stock Option may only be granted to an Employee. No Incentive Stock Option shall be granted with an exercise price below the Fair Market Value of Common Stock on the Grant Date nor with an exercise term that extends beyond ten years from the Grant Date. An Incentive Stock Option shall not be granted to any Participant who owns (within the meaning of Code Section 424(d)) stock of the Corporation or any Subsidiary possessing more than 10% of the total combined voting power of all classes of stock of the Corporation or a Subsidiary unless, at the Grant Date, the exercise price for the Option is at least 110% of the Fair Market Value of the shares subject to the Option and the Option, at the Grant Date and by its terms, is not exercisable more than five years after the Grant Date. The aggregate Fair Market Value of the underlying Common Stock (determined at the Grant Date) as to which Incentive Stock Options granted under the Plan (including a plan of a Subsidiary) may first be exercised by a Participant in any one calendar year shall not exceed $100,000. To the extent that an Option intended to constitute an Incentive Stock Option shall violate the foregoing $100,000 limitation (or any other limitation set forth in Code Section 422), the portion of the Option that exceeds the $100,000 limitation (or violates any other Code Section 422 limitation) shall be deemed to constitute a Nonqualified Stock Option.

2.3 **Exercise Price**. The Board shall determine the per share exercise price for each Option granted under the Plan. No Option may be granted with an exercise price below 100% of the Fair Market Value of Common Stock on the Grant Date.

2.4 **Payment for Option Shares.**

(a) The exercise price for shares of Common Stock to be acquired upon exercise of an Option granted hereunder shall be paid in full in cash or by personal check, bank draft or money order at the time of exercise; provided, however, that if the Corporation so approves at the time the Option is exercised and to the extent provided in the applicable Agreement, payment may be made by (i) tendering shares of Common Stock to the Corporation, which are withheld from the Option being exercised in a "net exercise" transaction, or are freely owned and held by the Participant independent of any restrictions or hypothecations; (ii) delivery to the Corporation of a properly executed exercise notice, acceptable to the Corporation, together with irrevocable instructions to the Participant's broker to deliver to the Corporation sufficient cash to pay the exercise price and any applicable income and employment withholding taxes, in accordance with a written agreement between the Corporation and the brokerage firm; (iii) delivery of other consideration approved by the Board having a Fair Market Value on the exercise date equal to the total exercise price; (iv) other means determined by the Board; or (v) any combination of the foregoing.

(b) "Net exercise," as such term is used in the Plan, shall mean an exercise of an Option pursuant to which, upon delivery to the Corporation of written notice of exercise, the consideration received in payment for the exercise of the Option shall be the cancellation of a portion of the Option and the Corporation shall become obligated to issue the "net number" of shares of Common Stock determined according to the following formula:

$$\frac{((A \times B) - (A \times C))}{B}$$

For purposes of the foregoing formula:

A = the total number of shares with respect to which such Option is then being exercised (which, for the avoidance of doubt, shall include both the number of shares to be issued to the exercising Participant and the number of shares subject to the portion of the Option to be cancelled in payment of the exercise price).

B = the Stock Exchange closing price for the Common Stock on the last date on which there were Common Stock transactions preceding the date of the Corporation's receipt of the exercise notice.

C = the exercise price in effect at the time of such exercise.

If the foregoing formula would yield a number of shares to be issued that is not a whole number, any such fraction shall be rounded down and disregarded. The shares underlying the exercised portion of the Option that are not issued pursuant to the foregoing formula, along with the corresponding portion of the Option, shall be considered cancelled and no longer subject to exercise.

(c) Notwithstanding the foregoing, an Option may not be exercised by delivery to or withholding by the Corporation of shares of Common Stock to the extent that such delivery or withholding (i) would constitute a violation of the provisions of any law or regulation (including the Sarbanes-Oxley Act of 2002), (ii) if there is a substantial likelihood that the use of such form of payment would result in adverse accounting treatment to the Corporation under generally accepted accounting principles, or (iii) is not approved by the Corporation and reflected in the applicable Agreement. Until a Participant has been issued a certificate or certificates for the shares of Common Stock so purchased (or the book entry representing such shares has been made and such shares have been deposited with the appropriate registered book-entry custodian), he or she shall possess no rights as a record holder with respect to any such shares.

III. STOCK APPRECIATION RIGHTS

3.1 **Grant of Stock Appreciation Rights**. Stock Appreciation Rights may be granted, held and exercised in such form and upon such general terms and conditions as determined by the Board. A Stock Appreciation Right may be granted to a Participant with respect to such number of shares of Common Stock of the Corporation as the Board may determine. No Stock Appreciation Right shall be granted with an exercise term that extends beyond ten years from the Grant Date.

3.2 **Base Price**. The Board shall determine the per share base price for each Stock Appreciation Right granted under the Plan; provided, however, that the base price of a Stock Appreciation Right shall not be less than 100% of the Fair Market Value of the shares of Common Stock covered by the Stock Appreciation Right on the Grant Date.

3.3 **Exercise of Stock Appreciation Rights**. A Stock Appreciation Right shall be deemed exercised upon receipt by the Corporation of written notice of exercise from the Participant.

3.4 **Stock Appreciation Right Payment**. Upon exercise of a Stock Appreciation Right, a Participant shall be entitled to payment from the Corporation, in cash, shares, or partly in each (as determined by the Board in accordance with any applicable terms of the Participant's Agreement), of an amount equal to the difference between (a) the aggregate Fair Market Value on the exercise date for the specified number of shares of Common Stock being exercised, and (b) the aggregate base price for the specified number of shares of Common Stock being exercised.

IV. RESTRICTED STOCK AND RESTRICTED STOCK UNITS

4.1 **Grant of Restricted Stock and Restricted Stock Units**. Subject to the terms and conditions of the Plan, the Board, at any time and from time to time, may grant Awards of Restricted Stock and Restricted Stock Units under the Plan to such Participants and in such amounts as it shall determine.

4.2 **Terms of Awards**. Each Award of Restricted Stock or Restricted Stock Units shall be evidenced by an Agreement that shall specify the terms of the restrictions, including the Restriction Period, the number of shares of Common Stock or units subject to the Award, the exercise price for the shares of Restricted Stock, if any, the form of consideration that may be used to pay the exercise price of the Restricted Stock, including those specified in Section 2.4, and such other general terms and conditions, including whether the Restricted Stock is subject to achievement of Performance Goals, as the Board shall determine.

4.3 **Transferability**. Except as provided in this Article IV and Section 11.3 of the Plan, the shares of Common Stock subject to an Award of Restricted Stock or Restricted Stock Units granted hereunder may not be transferred, pledged, assigned, or otherwise alienated or hypothecated until the termination of the applicable Restriction Period or for such period of time as shall be established by the Board and specified in the applicable Agreement, or upon the earlier satisfaction of other conditions as specified by the Board in its sole discretion and as set forth in the applicable Agreement.

4.4 **Other Restrictions**. The Board shall impose such other restrictions on any shares of Common Stock subject to an Award of Restricted Stock or Restricted Stock Units under the Plan as it may deem advisable, including restrictions under applicable federal or state securities laws, and the issuance of a legended certificate of Common Stock representing such shares to give appropriate notice of such restrictions (or, if issued in book entry form, a notation with similar restrictive effect with respect to the book entry representing such shares) pursuant to Section 11.3(b).

4.5 **Voting Rights**. During the time Restricted Stock is subject to the Restriction Period, to the extent not prohibited by law, the Participant's Agreement shall require the Participant to appoint each of the Corporation's chief executive officer and/or corporate secretary as proxies, each with the power to appoint a substitute, authorizing each of them to represent and to vote the Participant's Restricted Stock in accordance with the Board's recommendations on all matters that are submitted to a shareholder vote (such appointment being irrevocable and coupled with an interest and extending until the expiration of the Restriction Period).

4.6 **Settlement of Restricted Stock Unit Awards**. If a Restricted Stock Unit Award is payable in Common Stock, the Corporation shall issue to a Participant on the date on which Restricted Stock Units subject to the Participant's Award Vest or on such other date determined by the Board, in its discretion, and set forth in the Agreement, one share of Common Stock and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Section 10.1 for each Restricted Stock Unit then becoming Vested or otherwise to be settled on such date, subject to the withholding of applicable taxes. Notwithstanding any other provision in this Plan to the contrary, any Restricted Stock Unit Award, whether settled in Common Stock, cash or other property, shall be paid no later than two and a half months after the later of the end of the fiscal or calendar year in which the Award Vests.

V. PERFORMANCE AWARDS

5.1 **Grant of Performance Awards**. The Board, in its discretion, may grant Performance Awards to Participants and may determine, on an individual or group basis, the Performance Goal(s) to be attained pursuant to each Performance Award.

5.2 **Terms of Performance Awards.**

(a) Performance Awards shall consist of rights to receive cash, Common Stock, other property or a combination thereof, if designated Performance Goal(s) are achieved. The terms of a Participant's Performance Award shall be set forth in a Participant's Agreement. Each Agreement shall specify the Performance Goal(s) applicable to a particular Participant or group of Participants, the period over which the targeted Performance Goal(s) are to be attained, the payment schedule if the Performance Goal(s) are attained, and any other terms as the Board shall determine and conditions applicable to an individual Performance Award.

(b) Performance Awards may be granted as Performance Shares or Performance Units, at the discretion of the Board. Performance Awards shall be paid no later than two and a half months after the later of the end of the fiscal or calendar year in which the Performance Award is no longer subject to a substantial risk of forfeiture.

(i) In the case of Performance Shares, a legended certificate of Common Stock shall be issued in the Participant's name, restricted from transfer prior to the satisfaction of the designated Performance Goal(s) and restrictions (or shares may be issued in book entry form with a notation having similar restrictive effect with respect to the book entry representing such shares), as determined by the Board and specified in the Participant's Agreement. Prior to satisfaction of the designated Performance Goal(s) and restrictions, to the extent not prohibited by law, the Participant's Agreement shall require the Participant to appoint each of the Corporation's chief executive officer and/or corporate secretary as proxies, each with the power to appoint a substitute, authorizing each of them to represent and to vote the Participant's Performance Shares in accordance with the Board's recommendations on all matters that are submitted to a shareholder vote (such appointment being irrevocable and coupled with an interest and extending until such time as the Performance Goal(s) and other restrictions on the Performance Shares have been satisfied).

(ii) In the case of Performance Units, the Participant shall receive an Agreement from the Board that specifies the Performance Goal(s) and restrictions that must be satisfied before the Corporation shall issue the payment, which may be cash, a designated number of shares of Common Stock, other property, or a combination thereof. In the event of a dividend or distribution paid in shares of Common Stock or any other event described in Article X, appropriate adjustments shall be made in the Participant's Performance Unit Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than normal cash dividends) to which the Participant would be entitled by reason of the shares of Common Stock issuable upon settlement of the Performance Unit Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same restrictions as are applicable to the Performance Unit Award.

VI. INCENTIVE AWARDS

6.1 **Grant of Incentive Awards.**

(a) The Board, at its discretion, may grant Incentive Awards to such Participants as it may designate from time to time. The terms of a Participant's Incentive Award shall be set forth in the Participant's Agreement and/or in any separate program(s) authorized by the Board. Each Agreement and/or separate program shall specify such other terms and conditions as the Board shall determine.

(b) The determination of Incentive Awards for a given year or years may be based upon the attainment of specified levels of Performance Goals related to the Corporation or Subsidiary performance as determined at the discretion of the Board.

(c) The Board shall (i) select those Participants who shall be eligible to receive an Incentive Award, (ii) determine the performance period, (iii) determine target levels (including minimum and maximum levels) of Performance Goals, and (iv) determine the level of Incentive Award to be paid to each selected Participant upon the achievement of each Performance Goal.

6.2 **Payment of Incentive Awards.**

(a)   Incentive Awards shall be paid in cash, shares of Common Stock or other property, at the discretion of the Board. Payments shall be made no later than two and a half months after the later of the end of the fiscal or calendar year in which the Incentive Award is no longer subject to a substantial risk of forfeiture.

(b)   The amount of an Incentive Award to be paid upon the attainment of each targeted Performance Goal shall equal a percentage of a Participant's base salary for the fiscal year, a fixed dollar amount, or pursuant to such other formula, as determined by the Board or as set forth in the Participant's Agreement.

VII. DIVIDENDS & NO DIVIDEND EQUIVALENTS

(a)   A Participant shall not be entitled to receive any dividends or other distributions paid with respect to issued and outstanding Restricted Stock or Performance Shares until such time as the Restricted Stock or Performance Shares Vest.

(b)   No Award may be granted under the Plan that provides for payment of "dividend equivalents" or any similar right to receive cash dividends or other distributions paid with respect to a share of Common Stock prior to the time such Award Vests, and no dividend equivalents or similar rights may ever be granted with respect to an Option, a Share Appreciation Right, or any Award other than a "full value" Award.

VIII. MINIMUM VESTING PERIOD

8.1   **General Rule.** Notwithstanding any provision of this Plan to the contrary, except as provided in Section 8.2, no portion of any Award granted to any Participant shall Vest prior to the twelve (12)-month anniversary of the Grant Date.

8.2   **Exceptions.** Notwithstanding Section 8.1:

(a)   The Board may grant Awards to Participants that are not subject to the twelve (12)-month minimum vesting period, *provided* that such Awards in the aggregate do not exceed five percent (5%) of the total number of shares reserved pursuant to Section 1.7(a).

(b)   The Board may grant Awards that are not subject to the twelve (12)-month minimum vesting period in connection with a merger or other acquisition as a substitute or replacement award for awards held by grantees of the acquired business.

(c)   For purposes of Awards granted to Directors, "twelve (12)-months" may mean the period of time from one annual shareholders meeting to the next annual shareholders meeting, provided that such period of time is not less than fifty (50) weeks.

(d)   The Board may accelerate the Vesting of any Award (i) in accordance with Section 1.5(b)(i), or (ii) in accordance with Section 10.2.

IX. TERMINATION OF EMPLOYMENT OR SERVICES

9.1   **Options and Stock Appreciation Rights**. Unless otherwise provided in a Participant's Agreement and subject to Article VIII:

(a)   If, prior to the date when an Option or Stock Appreciation Right first becomes Vested, a Participant's employment or services with the Corporation or a Subsidiary is terminated for any reason, the Participant's right to exercise the Option or Stock Appreciation Right shall terminate and all rights thereunder shall cease.

(b)   If, on or after the date when an Option or Stock Appreciation Right first becomes Vested, a Participant's employment or services with the Corporation or a Subsidiary is terminated for any reason other than death or Disability, the Participant shall have the right, within the earlier of (i) the expiration of the Option or Stock Appreciation Right, and (ii) three (3) months after termination of employment or services, as applicable, to exercise the Option or Stock Appreciation Right to the extent that it was Vested and exercisable and unexercised on the date of the Participant's termination of employment or services, subject to any other limitation on the exercise of the Option or Stock Appreciation Right in effect on the date of exercise.

(c)   If, on or after the date when an Option or Stock Appreciation Right first becomes Vested, a Participant's employment or services with the Corporation or a Subsidiary is terminated due to the Participant's death while the Option or Stock Appreciation Right is still exercisable, the person or persons to whom the Option or Stock Appreciation Right shall have been transferred by will or the laws of descent and distribution, shall have the right within the exercise period specified in the Participant's Agreement to exercise the Option or Stock Appreciation Right to the extent that it was exercisable and unexercised on the Participant's date of death, subject to any other limitation on exercise in effect on the date of exercise. The beneficial tax treatment of an Incentive Stock Option may be forfeited if the Option is exercised more than one year after a Participant's date of death.

(d)   If, on or after the date when an Option or Stock Appreciation Right first becomes Vested, a Participant's employment or services with the Corporation or a Subsidiary is terminated due to the Participant's Disability, the Participant shall have the right, within the exercise period specified in the Participant's Agreement, to exercise the Option or Stock Appreciation Right to the extent that it was exercisable and unexercised on the date of the Participant's termination of employment or services due to Disability, subject to any other limitation on the exercise of the Option or Stock Appreciation Right in effect on the date of exercise. If the Participant dies after termination of employment or services, as applicable, while the Option or Stock Appreciation Right is still exercisable, the Option or Stock Appreciation Right shall be exercisable in accordance with the terms of Section 9.1(c).

(e)   For the avoidance of doubt, the Board, at the time of a Participant's termination of employment or services, subject to Sections 2.1 and 3.1, Article VIII and Code Section 409A, may extend the term of a Vested Option or a Vested Stock Appreciation Right.

(f)   Shares subject to Options and Stock Appreciation Rights that are not exercised in accordance with the provisions of (a) through (e) above shall expire and be forfeited by the Participant as of their expiration date.

9.2   **Restricted Stock Awards, Restricted Stock Unit Awards, Performance Awards and Incentive Awards**. With respect to any Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Incentive Award, unless otherwise provided in a Participant's Agreement and subject to Article VIII:

(a)   If a Participant's employment or services with the Corporation or a Subsidiary is terminated for any reason, any portion of such Award that is not yet Vested shall terminate and be forfeited by the Participant.

(b)   If, with respect to a Restricted Stock Award or Restricted Stock Unit Award, the terminated Participant was required to pay a purchase price for any Restricted Stock subject to such Award, other than the performance of services, the Corporation shall have the option to repurchase any shares of Restricted Stock acquired by the Participant which are still subject to the Restriction Period for the purchase price paid by the Participant.

9.3   **Other Provisions**. The transfer of an Employee from one corporation to another among the Corporation and any of its Subsidiaries, or a leave of absence under the leave policy of the Corporation or any of its Subsidiaries, or applicable state or federal law, shall not be a termination of employment for purposes of the Plan, unless a provision to the contrary is expressly stated by the Board in the Employee's Agreement issued under the Plan. The Board may, subject to any additional conditions it may require, provide for continued Vesting of an Award in the event of a Participant's termination of employment or service due to death, Disability, qualifying retirement (as determined by the Board), or termination without Cause, or the Board may accelerate the Vesting of any Award in in accordance with Section 1.5(b)(i).

X. ADJUSTMENTS AND CHANGE IN CONTROL

10.1   **Adjustments**. In the event of a merger, statutory share exchange, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Common Stock or the value thereof, such adjustments and other substitutions shall be made to the Plan and Awards as the Board, in its sole discretion, deems equitable or appropriate, including adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan and, in the aggregate or to any one Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Board deems appropriate, the substitution of cash, similar options to purchase the shares of, or other awards denominated in the shares of, another company, or other property, as the Board may determine to be appropriate in its sole discretion). Any of the foregoing adjustments may provide for the elimination of any fractional share which might otherwise become subject to any Award.

10.2 **Change in Control.**

(a) Upon a Change in Control, in the absence of any affirmative determination by the Board regarding the treatment of outstanding Awards in accordance with Section 10.2(b), then each outstanding Award will be assumed, or replaced with the same type of award with similar terms and conditions, by the successor or surviving corporation (or parent thereof) in the Change in Control transaction. If applicable, each Award which is assumed by the successor or surviving corporation (or parent thereof) shall be appropriately adjusted, immediately after such Change in Control, to apply to the number and class of securities which would have been issuable to the Participant upon the consummation of such Change in Control had the Award been exercised, Vested or earned immediately prior to such Change in Control, and such other appropriate adjustments in the terms and conditions of the Award shall be made. Upon the Participant's Change in Control Termination following the Change in Control, all of the Participant's Awards that are in effect (including any replacement awards) as of the date of such termination shall be Vested in full or deemed earned in full (if applicable, based on (A) the level of achievement of the Performance Goals that had been met on the date immediately prior to the date of the Change in Control Termination or (B) assuming that the Performance Goals had been met at target at the time of such Change in Control Termination, but prorated based on the elapsed portion of the performance period as of the date of the Change in Control Termination, whichever shall result in the greater amount) effective on the date of such Change in Control Termination. If, however, the purchaser, successor or surviving entity (or parent thereof) to the Corporation in the Change in Control transaction does not assume the Awards or issue replacement awards (including, for the avoidance of doubt, by reason of Participant's Change in Control Termination that occurs prior to or concurrent with the Change if Control), then immediately prior to the date of the Change in Control or the date of the Participant's Change in Control Termination, whichever occurs first: (1) each Option or Stock Appreciation Right that is then held by a Participant who is employed by or in the service of the Corporation or a Subsidiary shall become immediately and fully Vested, and, unless otherwise determined by the Board, all Options and Stock Appreciation Rights shall be cancelled on the date of the Change in Control in exchange for a cash payment equal to the excess of the Change in Control Price of the shares of Common Stock covered by the Option or Stock Appreciation Right that is so cancelled over the exercise or grant price of such shares under the Award; provided, however, that all Options and Stock Appreciation Rights that have an exercise or grant price that is greater than the Change in Control Price shall be cancelled for no consideration; (2) Restricted Stock and Restricted Stock Units (that are not Performance Awards) that are not then Vested shall Vest; (3) All Performance Awards and all Incentive Awards that are earned but not yet paid shall be paid, and all Performance Awards and Incentive Awards for which the performance period has not expired shall be cancelled in exchange for a cash payment equal to the amount that would have been due under such Award(s), valued either (A) based on the level of achievement of the Performance Goals that had been met on the date immediately prior to the date of the Change in Control or (B) assuming that the Performance Goals had been met at target at the time of such Change in Control, but prorated based on the elapsed portion of the performance period as of the date of the Change in Control, whichever shall result in the greater amount. For purposes of the foregoing, if the value of an Award is based on the Fair Market Value of a share of Common Stock, Fair Market Value shall be deemed to mean the Change in Control Price.

(b) The following provisions will apply to Awards in the event of a Change in Control unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Corporation or any of its affiliates and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award. In the event of a Change in Control, then, notwithstanding any other provision of the Plan, the Board will take one or more of the following actions with respect to each outstanding Award, contingent upon the closing or completion of the Change in Control:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the Award or to substitute a similar award for the Award (including, but not limited to, an award to acquire the same consideration per share paid to the stockholders of the Corporation pursuant to the Change in Control);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by the Corporation in respect of Common Stock issued pursuant to the Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company);

(iii) accelerate the Vesting, in whole or in part, of the Award (and, if applicable, the time at which the Award may be exercised) to a date prior to the effective time of such Change in Control as the Board will determine (or, if the Board will not determine such a date, to the date that is 5 days prior to the effective date of the Change in Control), with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective;

(iv)   arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Corporation with respect to the Award;

(v)   cancel or arrange for the cancellation of the Award, to the extent not Vested or not exercised prior to the effective time of the Change in Control, in exchange for such cash consideration, if any, as the Board, in its reasonable determination, may consider appropriate as an approximation of the value of the canceled Award, taking into account the value of the Common Stock subject to the canceled Award, the possibility that the Award might not otherwise Vest in full, and such other factors as the Board deems relevant;

(vi)   cancel or arrange for the cancellation of the Award, to the extent not Vested or not exercised prior to the effective time of the Change in Control, in exchange for a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value in the Change in Control of the property the Participant would have received upon the exercise of the Award immediately prior to the effective time of the Change in Control, over (B) any exercise price payable by such holder in connection with such exercise.

The Board need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Board may take different actions with respect to the Vested and not yet Vested portions of an Award.

XI. MISCELLANEOUS

11.1   **Partial Exercise/Fractional Shares**. The Board may permit, and shall establish procedures for, the partial exercise of Options and Stock Appreciation Rights granted under the Plan. No fractional shares shall be issued in connection with the exercise of an Option or Stock Appreciation Right or payment of a Performance Award, Restricted Stock Award, Restricted Stock Unit Award, or Incentive Award; instead, the Fair Market Value of the fractional shares shall be paid in cash, or at the discretion of the Board, the number of shares shall be rounded down to the nearest whole number of shares and any fractional shares shall be disregarded.

11.2   **Rights Prior to Issuance of Shares.** No Participant shall have any rights as a shareholder with respect to shares covered by an Award until the issuance of a stock certificate for such shares or electronic transfer to the Participant (or book entry representing such shares has been made and such shares have been deposited with the appropriate registered book-entry custodian). No adjustment shall be made for dividends or other rights with respect to such shares for which the record date is prior to the date the certificate is issued or the shares are electronically delivered to the Participant's brokerage account (or book entry is made).

11.3   **Non Assignability; Certificate Legend; Removal.**

(a)   Except as described below or as otherwise determined by the Board in a Participant's Agreement, no Award shall be transferable by a Participant except by will or the laws of descent and distribution, and an Option or Stock Appreciation Right shall be exercised only by a Participant during the lifetime of the Participant. Notwithstanding the foregoing, a Participant may assign or transfer an Award that is not an Incentive Stock Option with the consent of the Board (each transferee thereof, a "Permitted Assignee"); provided that such Permitted Assignee shall be bound by and subject to all of the terms and conditions of the Plan and any Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Corporation evidencing such obligations; and provided further that such Participant shall remain bound by the terms and conditions of the Plan.

(b)   Each certificate representing shares of Common Stock subject to an Award, to the extent a certificate is issued, shall bear the following legend:

The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary or by operation of law, is subject to certain restrictions on transfer set forth in the Rockwell Medical, Inc. 2018 Long Term Incentive Plan ("Plan"), rules and administrative guidelines adopted pursuant to such Plan and an Agreement issued under such Plan. A copy of the Plan, such rules and such Agreement may be obtained from the Secretary of Rockwell Medical, Inc. If shares are issued in book entry form, a notation to the same restrictive effect as the legend above shall be placed on the transfer agent's books in connection with such shares.

(c) Subject to applicable federal and state securities laws, issued shares of Common Stock subject to an Award shall become freely transferable by the Participant after all applicable restrictions, limitations, performance requirements or other conditions have terminated, expired, lapsed or been satisfied. Once such issued shares of Common Stock are released from such restrictions, limitations, performance requirements or other conditions, the Participant shall be entitled to have the legend required by this Section 11.3 removed from the applicable Common Stock certificate (or notation removed from such book entry).

11.4 Securities Laws.

(a) Anything to the contrary herein notwithstanding, the Corporation's obligation to sell and deliver Common Stock pursuant to the exercise of an Option or Stock Appreciation Right or deliver Common Stock pursuant to a Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Incentive Award is subject to such compliance with federal and state laws, rules and regulations applying to the authorization, issuance or sale of securities as the Corporation deems necessary or advisable. The Corporation shall not be required to sell and deliver or issue Common Stock unless and until it receives satisfactory assurance that the issuance or transfer of such shares shall not violate any of the provisions of the Securities Act or the Exchange Act, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder or those of the Stock Exchange or any stock exchange on which the Common Stock may be listed, the provisions of any other applicable laws governing the sale of securities, or that there has been compliance with the provisions of such acts, rules, regulations and laws.

(b) The Board may impose such restrictions on any shares of Common Stock issued pursuant to the exercise of an Option or Stock Appreciation Right or the grant of Restricted Stock or Restricted Stock Units or the payment of a Performance Award or Incentive Award under the Plan as it may deem advisable, including restrictions (i) under applicable federal securities laws; (ii) under the requirements of the Stock Exchange; and (iii) under any blue sky or other applicable state securities laws.

11.5 Withholding Taxes.

(a) The Corporation shall have the right to withhold from a Participant's compensation or require a Participant to remit sufficient funds to satisfy applicable withholding for income and employment taxes upon the exercise of an Option or Stock Appreciation Right or the Vesting or payment of any Award, or disposition of shares of Common Stock acquired under any Award. Alternatively, if the Corporation so approves and to the extent provided in the Participant's Agreement, the Participant may, in order to fulfill the withholding obligation, tender shares of Common Stock or have shares of stock withheld from the exercise or Vested portion of the Award, provided the shares tendered or withheld have an aggregate Fair Market Value sufficient to satisfy in whole or in part the applicable withholding taxes. Other payment methods set forth in Section 2.4 may also be utilized to satisfy any applicable withholding requirements if the Corporation approves such form of payment and to the extent provided in the Participant's Agreement. The Corporation may not withhold more shares than are necessary to meet tax withholding obligations owed by Participant.

(b) Notwithstanding the foregoing, a Participant may not use shares of Common Stock to satisfy the withholding requirements to the extent that (i) there is a substantial likelihood that the use of such form of payment or the timing of such form of payment would subject the Participant to a substantial risk of liability under Section 16 of the Exchange Act; (ii) such withholding would constitute a violation of the provisions of any law or regulation (including the Sarbanes-Oxley Act of 2002); (iii) there is a substantial likelihood that the use of such form of payment would result in adverse accounting treatment to the Corporation under generally accepted accounting principles; or (iv) the Corporation does not approve such form of payment and does not provide such payment option in the Participant's Agreement.

11.6 Termination and Amendment.

(a) The Board may terminate the Plan, or the granting of Awards under the Plan, at any time.

(b) The Board may amend or modify the Plan at any time and from time to time, and may amend or modify the terms of an outstanding Agreement at any time and from time to time, but no amendment or modification, without the approval of the shareholders of the Corporation, shall (i) materially increase the benefits accruing to Participants under the Plan; (ii) increase the amount of Common Stock for which Awards may be made under the Plan, except as permitted under Sections 1.7 and Section 10.1; or (iii) change the provisions relating to the eligibility of individuals to whom Awards may be made under the Plan. In addition, if the Corporation's Common Stock is listed on a Stock Exchange, the Board may not amend the Plan in a manner requiring approval of the shareholders of the Corporation under the rules of the Stock Exchange without obtaining the approval of the shareholders.

(c)   No amendment, modification, or termination of the Plan or an outstanding Agreement shall in any manner materially and adversely affect any then outstanding Award under the Plan without the consent of the Participant holding such Award, except as set forth in any Agreement relating to the Award, as set forth in Sections 10.2 or 11.9, or to bring the Plan and/or an Award into compliance with the requirements of Code Section 409A or to qualify for an exemption under Code Section 409A.

11.7   **Code Section 409A**. It is intended that Awards granted under the Plan shall be exempt from or in compliance with Code Section 409A, and the provisions of the Plan and all Agreements are to be construed accordingly. The Board reserves the right to amend the terms of the Plan and the right to amend any outstanding Agreement if necessary either to exempt such Award from Code Section 409A or comply with the requirements of Code Section 409A, as applicable. However, unless otherwise specified herein or in a Participant's Agreement, in no event shall the Corporation or a Subsidiary be responsible for any tax or penalty under Code Section 409A owed by a Participant or beneficiary with regard to an Award payment. Notwithstanding anything in the Plan to the contrary, all or part of an Award payment to a Participant who is determined to constitute a "specified employee" (as defined in Code Section 409A and regulations thereunder) at the time of separation from service, shall be delayed (if then required) under Code Section 409A, and paid in an aggregated lump sum on the first business day following the date that is six months after the date of the Participant's separation from service, or the date of the Participant's death, if earlier; any remaining payments shall be paid on their regularly scheduled payment dates. For purposes of the Plan and any Agreement, the terms "separation from service" or "termination of employment" (or variations thereof) shall be synonymous with the meaning given to the term "separation from service" as defined in Code Section 409A and regulations thereunder.

11.8   **Effect on Employment or Services**. Neither the adoption of the Plan nor the granting of any Award pursuant to the Plan shall be deemed to create any right in any individual to be retained or continued in the employment or services of the Corporation or a Subsidiary.

11.9   **Severability**. If any one or more of the provisions (or any part thereof) of this Plan or of any Agreement issued hereunder, shall be held to be invalid, illegal or unenforceable in any respect, such provision shall be modified (without requiring the consent of any Participant) so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan or of any Agreement shall not in any way be affected or impaired thereby. The Board may, without the consent of any Participant, and in a manner determined necessary solely in the discretion of the Board, amend the Plan and any outstanding Agreement as the Corporation deems necessary to ensure the Plan and all Awards remain valid, legal or enforceable in all respects.

11.10   **Beneficiary Designation**. Except as otherwise designated in a Participant's Agreement, and subject to local laws and procedures, each Participant may file a written beneficiary designation with the Corporation stating who is to receive any benefit under the Plan or any Agreement to which the Participant is entitled in the event of such Participant's death before receipt of any or all of a Plan benefit. Each designation shall revoke all prior designations by the same Participant, be in a form prescribed by the Corporation, and become effective only when filed by the Participant in writing with the Corporation during the Participant's lifetime. If a Participant dies without an effective beneficiary designation for a beneficiary who is living at the time of the Participant's death, the Corporation shall pay any remaining unpaid benefits to the Participant's legal representative.

11.11   **Unfunded Obligation**. A Participant shall have the status of a general unsecured creditor of the Corporation. Any amounts payable to a Participant pursuant to the Plan or any Agreement shall be unfunded and unsecured obligations for all purposes. The Corporation shall not be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Corporation shall retain at all times beneficial ownership of any investments, including trust investments, which the Corporation may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Board, the Committee or the Corporation on the one hand, and any Participant on the other hand, or otherwise create any Vested or beneficial interest in any Participant or the Participant's creditors in any assets of the Corporation. A Participant shall have no claim against the Corporation for any changes in the value of any assets which may be invested or reinvested by the Corporation with respect to the Plan.

      11.12   **Approval of Plan**. The Plan shall be subject to the approval of the holders of at least a majority of the votes cast on a proposal to approve the Plan at a duly held meeting of shareholders of the Corporation held within 12 months after adoption of the Plan by the Board. No Award granted under the Plan may be exercised or paid in whole or in part unless the Plan has been approved by the shareholders as provided herein. If not approved by shareholders within such 12-month period, the Plan and any Awards granted under the Plan shall be null and void, with no further force or effect.

      11.13   **Clawback/Recovery**. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Corporation is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Corporation's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award document as the Board determines necessary or appropriate, including, but not limited to, a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for ''good reason'' or ''constructive termination'' (or similar term) under any agreement with the Corporation or an affiliate.

      11.14   **Governing Law; Limitation on Actions**. Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of the Plan and Agreements under the Plan, shall be governed by the laws of the State of Delaware, without regard to its conflict of law rules. Any legal action or proceeding with respect to this Plan, any Award or any Agreement (including, but not limited to, claims brought by any shareholders of the Corporation, any Participant, or any other person having an interest in the Plan, any Agreement, or any Award) must be brought within one year (365 days) after the day the complaining party first knew or should have known of the events giving rise to the complaint, and may only be brought and determined in a Delaware state or federal court.

DATE APPROVED BY BOARD OF DIRECTORS: [March 3, 2025]

DATE APPROVED BY STOCKHOLDERS: [May 20, 2025]